NO ACT

PE
8-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013718

September 30, 2010

Thomas B. Montano
D.R. Horton, Inc.
301 Commerce St., Suite 500
Fort Worth, TX 76102

Act: 1934
Section:
Rule: 14a-8
Public Availability: 9-30-10

Re: D.R. Horton, Inc.
Incoming letter dated August 30, 2010

Dear Mr. Montano:

This is in response to your letter dated August 30, 2010 concerning the shareholder proposal submitted to D.R. Horton by Patrick Missud. We also have received a letter from the proponent dated September 7, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Patrick Missud
91 San Juan Ave
San Francisco, CA 94112

September 30, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: D.R. Horton, Inc.
Incoming letter dated August 30, 2010

The proposal relates to legal compliance.

There appears to be some basis for your view that D.R. Horton may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if D.R. Horton omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which D.R. Horton relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

September 7, 2010

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100F Street, NE
Washington, DC, 20549

Re: Missud's 14A8 Proposal for Action directed to DHI [Proposal].

Attention SEC Staff,

I take this opportunity to submit additional correspondence per 14A8(k), as requested by DHI in its August 30, 2010 "no action request" [NAR] from the SEC.

A. CtW Investment Group September 5, 2007, Demand on D R Horton's Board

Hereby incorporated by reference is CtW's September 5, 2007, Demand on DHI's Board to take "proactive steps to mitigate risks and protect the long term interests of the corporation" [Demand]. The Demand was written three years ago, nearly to the day, by Bill Patterson, Executive Director of the 6 million member, $1.4 trillion investment group: http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf .

The contents and concerns within the Demand are identical to the Proposal which was submitted for two consecutive years ***after*** CtW wrote the Demand: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf . Had CtW's, and then Missud's concerns been adequately addressed in 2007, 2008, ***or*** 2009, then the current 2010 Proposal would have been unnecessary to protect over 6 million shareholders' interests.

B. The Missud Proposal and $1.4 Trillion CtW Demand Share IDENTICAL and Very Specific Shareholder Concerns

The Proponent agrees with DHI's page 1, last paragraph. The Proposal does in fact ask that "DHI audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm that DHI Mortgage conforms to the requirements contained within DHI's own corporate governance documents." Three years ago, CtW likewise demanded that "the D.R. Horton Board of Directors conduct a comprehensive review of the company's compliance status and, based on its findings and recommendations, implement a compliance program to detect and prevent material compliance failures."

The reasons for these identical lawful and necessary requests is that "large homebuilders and their business practices have come under mounting legal and regulatory scrutiny," which has "destroyed billions in shareholder value at the nation's homebuilders; D.R. Horton investors alone have lost $3.5 billion this year." [Demand, at page 1, paragraphs 1 and 2].

C. SIX MILLION Shareholders' Financial Interests in Compelling DHI's Publication of the Proposal

As an example of financial injury to shareholders' interests, on September 5, 2007, the 6 million members of CtW claimed that "an apparent culture of non-compliance has exposed homebuilders and mortgage originators to extensive litigation alleging illegal business practices. Beazer, Centex, D.R. Horton, Hovnanian, NVR, Pulte Homes, Ryland and Toll Brothers are among the homebuilders that have been sued by homebuyers and shareholders so far this year."

1. North Carolina $53,000,000.00 Fine

Since CtW's prophetic Demand, on July 1, 2009, Beazer was fined $50 million by the FTC, HUD and DOJ for predatory lending and mortgage fraud in North Carolina. Beazer also admitted to criminal actions taken by employees at its now-defunct mortgage arm. It was reported that Beazer lost $952 million in stock valuation, in just 2008, not including injury to reputation and 'good will' as a direct result of this investigation: http://www.law.com/jsp/article.jsp?id=1202431985104. Federal Trade Commission records indicate that DHI Mortgage's predatory lending and mortgage fraud has occurred in North Carolina *and at least an additional 19 states* http://drhortonfraud.com/id12.html. Based in simple math, DHI is now theoretically subject to a Billion dollar fine. (That's with a "B")

2. Arizona Multi Million Dollar Fines

On August 11, 2010, Pulte was fined just $1.2 million following Arizona Attorney General Goddard's investigation into predatory lending practices by that builder's affiliated lender which may have discriminated against just 10 Spanish speaking consumers: http://nationalmortgageprofessional.com/news19533/arizona-attorney-general-settles-pulte-consumer-protection-violations?utm_source=MadMimi&utm_medium=email&utm_content=NMP+Daily%3A+Mergers+%26+partnerships%2C+alarming+NY+SAFE+Act+numbers%2C+delay+in+FHA+M .

Coincidentally, Goddard also happened to participate in a DHI audit which uncovered 100% non-compliance with DHI Mortgage originated FHA backed loans: http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf. All 20 of the DHI Mortgage loans audited were in severe financial distress, and 12 of them were already in foreclosure at the time of the report. Further, an FTC investigation into DHI is seeking information regarding their affiliated lender's abuses against the Hispanic community: http://drhortonfraud.com/sitebuildercontent/sitebuilderfiles/DRHortonVs.pdf, [exhibit A in "support of the Injunctive Order"]. What astronomical figure will Arizona's Attorney General now seek in respect to DHI's predation of local Hispanics?

3. Federal Investigation In Six of DHI's Largest Markets

On August 4, 2010, one of DHI's numerous nationwide defense firms filed suit against the FTC because that agency is protecting consumers and had demanded production of 128,000 loan files: D R Horton vs. Jon Leibowitz and the FTC, case #4-10-cv-547-A; http://drhortonfraud.com/sitebuildercontent/sitebuilderfiles/DRHortonVs.pdf. DHI's CEO Tomnitz is on the record stating that his company has originated "billions in loans over the past ten years," and that he has "confidence in the quality of DHI Mortgage's origination": http://seekingalpha.com/article/136240-d-r-horton-f2q09-qtr-end-03-31-09-earnings-call-transcript and http://seekingalpha.com/article/202119-dr-horton-q2-2010-earnings-call-transcript. However, all the official government records do not bear out these statements, and neither does the Petitioner's ultra-vast database.

D. "Personal Grievances"

The DHI Board of Directors and inside Counsel have the audacity to claim that the Proposal addresses a "personal grievance." They have stated that the Proponent's various actions against the corporation are too similar to the Proposal, and are thusly an "abuse of the stockholder proposal process" [NAR Page 3, paragraph 2]. DHI has also claimed that the SEC Proposal is being used as a vehicle to address Missud's "personal grievance." The Proponent will now take a few paragraphs to gloss over this minor issue and prove that the Proposal concerns a matter that at least 6 million "stockholders at large do [indeed] share" [NAR, page 3, paragraph 1].

As previously stated, there are at least 6 million DHI shareholders who share these identical specific concerns over builder affiliated lender predatory lending, and are financially interested in having DHI's Board look into matters as outlined by William Patterson and Patrick Missud. Missud, however has also taken other outside actions to pursue his personal grievance, and also champion 300 million Americans who fund the SEC with tax dollars:

1. Private state and federal actions to redress a personal grievance.

Various private state and federal actions have been filed pertaining to the same issues as in the Demand and the Proposal. Without getting into many details herein, $8 billion DHI has abused discovery and curried 'favor' with too many state and federal authorities and judiciaries across the nation to allow private litigants like Missud to substantively and Constitutionally pursue their grievance in the courts: www.drhortonfraud.com, [See "The Coltrane-5, Nevada's massive cover up, Nevada Supreme Court, Judicial Corruption, Nevada's Third Dirty Commissioner, and the 1000 documents in support of those pages]. As a result of discovering this pervasive corruption, the Proponent has already, or can take several other actions as follows:

2. Re-Filing of federal RICO suit 10-cv-235.

The 40 page racketeering suit was concurrently filed with 1500 pages of evidence to support every allegation therein. The suit was voluntarily withdrawn after the DOJ appeared on behalf of the federal judges and agencies that were named as defendants, or mentioned in the body of the complaint. That complaint can be re-filed per FRCP Rule 41at any time. Should it be re-filed, it would first be amended to name additional state and judicial officials in its caption, and additional agencies in the body. New allegations would be overwhelmingly supported with the documents available at: http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/courtcvrup.pdf.

Incidentally, that class action suit would have to be mentioned in DHI's 10K. Re-filing this suit would be wholly independent of this Proposal.

3. Original Filing of Missud v. Nevada.

A rough draft of Missud v. Nevada is available on the web at http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/courtcvrup.pdf . That link has been available to the thousands of consumers and hundreds of media who have surfed the redesigned site for over a month. Discovery of Nevada's partnership with DHI, as supported by the soon to increase to 1500 exhibits at www.drhortonfraud.com, has made that civil rights suit ripe for filing. It too would require mention in DHI's forthcoming 10K, and is wholly independent of the Proposal.

4. Nevada Supreme Court Appeal, Docket #56502.

Nevada's Eighth Judicial District Court decision in A551662 has already been docketed for appeal. Nevada's Supreme Court will be asked why the lower courts impermissibly sealed a public hazard per Nevada's very own SRCR, a set of rules unanimously adopted by the Supreme Court: http://www.leg.state.nv.us/COURTRULES/SCR_RGSRCR.html. That state's high court will then also be able to "not see," or "not consider" evidence already in the record as have eighth district court judges Bulla and Gonzales: http://www.drhortonfraud.com/sitebuildercontent/sitebuilderfiles/nottonevada.pdf and http://www.leg.state.nv.us/COURTRULES/SCR_RGSRCR.html. Nevada's Supreme Court may also provide an answer as to why it requested that the state Attorney General interfere with Missud's petitioning Nevada with his lawful grievance in contravention of the First Amendment. This massive civil rights suit exposing tremendous corruption is wholly independent of the Proposal.

5. First Amendment Right to Speech.

It is no secret that the Proponent owns several websites that hundreds of thousands of consumers and media have already visited. Several of those sites were top search 'hits' for <d r horton> for several months until an unknown third party requested its top position de-listing. Those same sites happen to also be pervasively 'spidered.' Any adjective such as <defect, fraud, rico, predatory lending, lies, misrepresentation, fraud.....> along with <d r horton> immediately returns one of the Proponent's sites. Every day, hundreds of thousands in lost sales revenue are experienced by DHI. This "exposure of homebuilder [DHI] and [its] mortgage originator to extensive litigation alleging illegal business practices is [currently] destroy[ing] [m]illions in shareholder value" [Demand at page 1]. This massive nationwide exposure is also wholly independent of the Proposal.

6. First Amendment Right of Press.

It is no secret that the Proponent has a database of hundreds of media contacts. The Proponent feeds syndicated media piles of information as it is forwarded by DHI's defrauded consumers. As additional corrupted officials are exposed, media also gets these "news tips." Several syndicated news stories have already been published with this information. This massive nationwide exposure is also wholly independent of the Proposal.

7. The Sequel to "The Smartest Guys in the Room."

After the Enron scandal, "The Smartest Guys in the Room" became a New York Times best seller. After the Madoff Scandal, "Don't Ask, Don't Tell" shot up the charts.

The evidence uncovered surrounding DHI's origination of predatory loans can make those two books sound like lullabies. The massive nationwide exposure of DHI will also be wholly independent of the Proposal, and would actually benefit from an SEC no-action decision. If the SEC does not compel the printing of the Proposal, then the sequel to Madoff could be called "Don't Ask *Again*, Don't Tell *Again*, and Leave Over 6 million DHI Shareholders Holding a Big Empty Bag."

E. Proponent's Share Sufficiency Per SEC Rule 14a8(b)

DHI has once again lied in misrepresenting that the Proponent has not sufficiently proven continuous share ownership. DHI has similarly lied to both state and federal courts, including within Exhibit G in NAHB v. HUD, 08-cv-1324, and in failing to provide discovery requests for DHI v. FTC, 10-cv-547, Exhibit B.

The facts are that the Proponent timely provided DHI with his un-redacted brokerage accounts which definitively state the transaction dates and totals upon which DHI relied last year to claim a 14a8(b) deficiency. DHI based its argument last year on the same documents which it now claims are insufficient. DHI can't have it both ways. Note also that the email to which the brokerage account statement was attached was also copied to media, and can definitively prove this double standard if DHI is successful in this year's 14a8(b) argument.

F. CONCLUSIONS

1. An SEC refusal to compel DHI to print the Proposal will essentially also dismiss 6 million member CtW's, and other long term share holders', concerns regarding the long term interests of the DHI corporation and its shareholders.
2. The Proponent has 7 distinct means by which to redress his personal grievance. The request that the SEC compel printing of a single page within its 10K, that most shareholders throw in the waste basket, is not one of them. The Proposal merely protects over 6 million shareholders' interests. The 7 distinct means for redress are far more powerful vehicles for the Proponent's individual grievance.
3. The Proponent has established his sufficient and continuous share ownership for the required time. Denial of this fact will prove another SEC/Madoff situation and will actually benefit Missud in "personal grievance D(7)" supra, against DHI.

Cordially,

/S/ Patrick Missud



Patrick Missud, Proponent
Encl., or electronically attached
Cc: Media

CtW Investment Group

September 5, 2007

Michael R. Buchanan
Chair, Nominating and Governance Committee
c/o Chief Legal Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

Dear Mr. Buchanan:

The collapse of the housing and mortgage markets has destroyed billions in shareholder value at the nation's homebuilders; D.R. Horton investors alone have lost $3.5 billion this year. Large homebuilders, however, may not merely be casualties of the crisis; as a result of improper business practices, particularly within their mortgage affiliates, several of the nation's largest homebuilders may, in fact, be complicit parties in *causing* the industry-wide collapse. As *Business Week* observed on August 13, "Now that the boom has fizzled and foreclosures are rising, the important role of large homebuilders as lenders is also coming into focus."

MISSED PROPOSAL

With large homebuilders and their business practices under mounting legal and regulatory scrutiny, we call on the D.R. Horton Board of Directors to immediately establish a Legal and Regulatory Compliance Committee ("Compliance Committee") of independent directors to conduct a comprehensive review of the company's compliance status and, based on its findings and recommendations, implement a compliance program to detect and prevent material compliance failures. The need for a dedicated Compliance Committee—common at companies that face significant regulatory and litigation risk—is evident in light of the following:

- Federal and state authorities have stepped up enforcement of existing law and are considering new regulations on homebuilders and mortgage originators. A Senate bill would impose a fiduciary duty on originators, and many in the House and Senate have signaled willingness to place non-bank lenders under federal oversight. Meanwhile, some 30 states are considering bills targeting deceptive lending, foreclosure or fraud.
- An apparent culture of non-compliance has exposed homebuilders and mortgage originators to extensive litigation alleging illegal business practices. Beazer, Centex, D.R. Horton, Hovnanian, NVR, Pulte Homes, Ryland and Toll Brothers are among the homebuilders that have been sued by homebuyers and shareholders so far this year.

$50M BEFORE PROSECUTION 7/1/09

D.R. Horton shareholders may ultimately pay the price for any non-compliance. Beazer Homes, for example, has seen its share price tumble roughly 70% since disclosing in March a federal criminal probe into its mortgage practices. $952 MILLION 2008

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a coalition of unions representing nearly 6 million members, to enhance long-term shareholder value through active ownership. These funds, together with public pension

1900 L Street NW, Suite 900 Washington, DC 20036 | 330 W. 42nd Street, Suite 900 New York, NY 10036
202-721-6060 212-290-0308
www.ctwinvestmentgroup.com

funds in which CtW union members participate, have about $1.4 trillion in assets and are substantial long-term D.R. Horton shareholders. We detail our concerns further below.

A. Federal and state authorities have stepped up enforcement of existing law and are considering new regulations on homebuilders and mortgage originators.

At the federal level, homebuilders are subject to the Real Estate Settlement Procedures Act (RESPA), which requires advance disclosure of estimated settlement charges and prohibits kickbacks and excessive fees; the Truth in Lending Act (TILA), which requires uniform and accurate disclosure of key mortgage terms and allows borrowers to rescind mortgages where lenders fail to disclose material facts; and the Home Ownership Equity Protection Act (HOEPA), which addresses predatory lending. In response to increased reports of abuse during the recent housing boom, federal agencies have stepped up their enforcement activities. For example:

- In July 2005, KB Home's mortgage unit paid a record $3.2 million to settle allegations by the Department of Housing and Urban Development (HUD) that it approved loans based on overstated or incorrect income and failed to include all of borrowers' debts, among other practices. That mortgage unit is now held by a joint venture of KB Home and Countrywide.

- In September 2006, three companies, including homebuilders M.D.C. Holdings and WL Homes, paid a total of $1.6 million to settle allegations that they violated anti-kickback provisions of RESPA through the establishment of captive title reinsurance businesses.

- In November 2006, the *Washington Post* reported that HUD's RESPA investigators had "become increasingly active in resolving consumer complaints through nonpublic interventions with builders." Among the abuses HUD is investigating: complaints that builders are unfairly forcing buyers to use their affiliated mortgage companies by raising home prices when buyers declined to use their mortgage affiliates and requiring buyers to deposit extra money in escrow accounts if they refuse to use the affiliated lender.

- In March 2007, the Federal Bureau of Investigation, Internal Revenue Service, Inspector General of HUD, and the Justice Department opened a criminal probe into Beazer's lending practices and financial transactions. Subsequently, the Securities and Exchange Commission launched a formal investigation into possible securities law violations by Beazer Homes and its officers and directors. In addition, the company is under civil investigation by the North Carolina Attorney General's office.

- In April 2007, HUD bolstered its RESPA investigative staff to more than 20 and added a private investigative firm. According to HUD, it will use its expanded investigative power to review mortgage and title industry violations and to combat predatory lending, unlawful builder incentives and mortgage fraud. HUD's director of RESPA also predicted RESPA reform by the end of the year.

In response to the mortgage meltdown, there have been mounting calls in Congress for stronger federal regulation, particularly of non-bank mortgage lenders such as the one operated by D.R. Horton. Prominent officials have signaled support for placing all non-bank lenders under Federal

Reserve oversight. In May 2007, three U.S. senators proposed legislation establishing that non-bank lenders and mortgage brokers owe a fiduciary duty to borrowers, and requiring them to comply with a standard of good faith and fair dealing. And last Friday, President Bush announced that—in addition to "pursuing wrongdoing and fraud in the mortgage industry" through HUD, the Department of Justice, the Federal Trade Commission, and other agencies—"the federal government is taking a variety of actions to make the mortgage industry more transparent, more reliable and more fair."

In addition, individual states have stepped up enforcement of predatory lending laws that address practices not covered by HOEPA (39 states have such laws). A number of states, including Arizona, California, Colorado, Florida, Minnesota, Nevada, Virginia and Washington, have been examining affiliated business arrangements between title insurers and captive re-insurers controlled by homebuilders.

– APPRAISAL FRAUD –

Finally, numerous states are moving aggressively to implement new regulations. According to an analysis by *Bloomberg* (7/10/07), lawmakers in 30 states are considering bills to protect borrowers from deceptive-lending practices and foreclosure.

B. An apparent culture of non-compliance has exposed homebuilders and mortgage originators to increased litigation targeting illegal and unethical business practices.

The *New York Law Journal* reported on August 16 that some law firms—including Pillsbury Winthrop, Patterson Belknap, Greenberg Traurig and Paul, Hastings—have recently formed special practice teams in preparation for an expected surge in real estate- and mortgage-related litigation. We believe homebuilders with captive or affiliated mortgage units, such as D.R. Horton, are especially vulnerable since these units create a conflict of interest that requires effective compliance procedures and attentive board oversight. Failure to effectively manage this conflict is at the heart of the illegal business practices that, according to recently filed litigation, allegedly took place at such homebuilders as Beazer and Ryland Group.

As *Business Week* (8/13/07) details, "Even as the housing supply began to exceed demand last year, builders kept sales brisk by pushing adjustable-rate, interest-only, and other risky loans. In some cases they attracted clientele who couldn't afford conventional mortgages. In others, builders allegedly violated federal lending standards to get customers to sign on the dotted line." It appears that shareholders, homebuyers, mortgage investors and warehouse lenders are among those already suing homebuilders and mortgage originators to recoup losses. For example:

- According to the *New York Law Journal*, individual borrowers are filing actions against brokers and loan originators under the TILA, HOEPA, RESPA, and state anti-predatory lending statutes. D.R. Horton itself has already been sued at least three separate times this year for RESPA and similar violations.
- In the wake of Beazer's disclosure of criminal inquiries, shareholders filed a securities fraud class action lawsuit against the company. The company also faces at least two a putative homeowner class action lawsuits, one of which alleges executive officer and director breaches of fiduciary duty related to the company's mortgage business.

- The Ryland Group faces a class-action lawsuit filed in June 2007 in federal court charging that the home builder required buyers to either use Ryland Mortgage Co. or pay several thousand dollars more for their homes.
- According to the *New York Law Journal*, warehouse lenders, who finance mortgage originators until a mortgage is sold to a permanent investor, have filed state breach of contract claims against the originators – at least 25 in New York alone – alleging that they failed to uphold their promise to repurchase early payment default loans.

C. D.R. Horton's exposure to substantial legal and regulatory risk requires dedicated board capacity and focus.

Currently, responsibility for board oversight of D.R. Horton's legal and regulatory compliance falls to the Audit Committee, which is also responsible for the integrity of the company's financial statements. Nor does the company appear to have a dedicated Chief Compliance Officer; according to the company's Corporate Code of Business Conduct and Ethics, Paula Hunter-Perkins, Vice President of Human Resources, manages the compliance program.

This structure is simply inadequate to address the legal and regulatory environment the company now faces. In light of these risks, a dedicated Compliance Committee of independent directors is warranted. The purpose of the Compliance Committee would be to oversee the company's compliance with applicable legal and regulatory requirements (excluding securities laws and regulations, which would remain the responsibility of the Audit Committee). As an immediate first step, we ask that the Compliance Committee:

MISSED PROPOSAL EXACTLY

- Retain independent counsel and initiate a comprehensive review of the company's legal and regulatory compliance status, placing particular emphasis on business practices involving its mortgage business and other affiliated business arrangements.
- Name a dedicated Chief Compliance Officer, who shall report directly to the Committee, to work with the independent counsel and, based on the Committee's findings and recommendations, develop and implement a compliance program under the Committee's ongoing oversight.
- Work with the Audit Committee to develop enhanced financial disclosures relating to mortgage and other affiliated business arrangements to enable investors to evaluate the resulting legal and regulatory risk.
- Issue a report to shareholders with the Committee's findings and recommendations, and describing its compliance program.

Going forward, we believe the board, informed by its comprehensive review, is in the best position to define the Compliance Committee's structure, duties and responsibilities. At a minimum, however, the Committee should:

- Consist of at least three directors, all of whom are independent.
- Meet at least four times per year, or more frequently as it deems necessary.

- Review management's implementation of D.R. Horton's compliance program.
- Review with management, including the General Counsel and Chief Compliance Officer, the Company's relations with regulators or governmental agencies, and any significant legal, compliance or regulatory matters that have arisen.
- Inform the Audit Committee promptly of any matters that come to its attention that could affect the Audit Committee's responsibilities, including issues of financial disclosure.
- Retain independent legal, accounting, and other advisors as appropriate to assist the Committee in the discharge of its duties.
- Conduct investigations into matters relating to the company's legal and regulatory compliance as necessary.
- Issue a report to shareholders in the company's annual proxy statement, summarizing the Committee's meetings, risks identified and actions taken over the previous year.

MISSED PROPOSAL EXACTLY

We note that the above are generally consistent with the duties and responsibilities of dedicated compliance committees of other companies that face significant regulatory and litigation risk. In addition to Fannie Mae, for example, these include many health care companies (e.g. Express Scripts, HealthSouth and Sun Healthcare), insurance companies (e.g. AIG, AON, MetLife and Unum Group) and pharmaceutical companies (e.g. Medicis, Mylan and Watson Pharmaceuticals).

D. Summary

D.R. Horton is at a critical juncture. The collapse of the housing and mortgage markets has not only decimated its earnings and share price, it has also exposed the company and its shareholders to considerable legal, regulatory and reputation risk.

It is essential that the D.R. Horton Board take proactive steps to mitigate these risks and protect the long-term interests of the corporation and its shareholders, most importantly by establishing a dedicated Compliance Committee to implement and oversee a robust program to detect and prevent material compliance failures.

Thank you for your consideration. We look forward to your prompt response.

Sincerely,



William Patterson
Executive Director

cc: Board of Directors



August 30, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *D.R. Horton, Inc.*
Stockholder Proposal of Patrick Missud
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that D.R. Horton, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Patrick Missud ("Mr. Missud" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, requests that the Company "audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm for the record that DHI Mortgage conforms to the requirements contained within [the Company's] own corporate governance documents."

301 Commerce St. • Suite 500 • Fort Worth, Texas 76102
(817) 390-8200 • FAX (817) 390-1709
www.drhorton.com

By way of background, the Proponent initially submitted the Proposal to the Company for consideration at the Company's 2011 Annual Meeting of Stockholders via e-mail in a letter dated June 12, 2010. *See* Exhibit A. The Company sent via FedEx a letter on June 24, 2010, and via e-mail a confirmatory letter on June 25, 2010, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (*see* Exhibit B). The letter was received by the Proponent on June 25, 2010 (*see* Exhibit C). The Proponent responded to the deficiency notice via e-mail on June 25, 2010. *See* Exhibit D. On July 26, 2010, the Proponent submitted a revised Proposal to the Company. *See* Exhibit E.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company. As we explain below, the Proponent has a long-standing personal grievance against the Company stemming from his experience purchasing a home from the Company. The Proponent has pursued his personal grievance against the Company for the past six years through, among other things, state and federal lawsuits, a letter-writing and e-mail campaign, mass mailings and websites with names such as www.drhortonhomesstink.info and www.drhortonsucks.info.

Beginning in 2008, the Proponent added the tactic of submitting stockholder proposals to his campaign, submitting for the Company's 2009 Annual Meeting of Stockholders a proposal similar to the present Proposal, and for the Company's 2010 Annual Meeting of Stockholders a proposal nearly identical to the present Proposal. The Company requested and was granted no-action relief with respect to both proposals under Rule 14a-8(f) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. *See D.R. Horton, Inc.* (avail. Nov. 16, 2009); *D.R. Horton, Inc.* (avail. Nov. 21, 2008).

The Company likewise requests no-action relief with respect to the Proponent's current Proposal, which is properly excludable from the Company's 2011 Proxy Materials under Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. In addition, because it has become clear that the Proponent intends to continue to submit similar proposals in furtherance of his personal grievance—the Proponent candidly states in his cover letter accompanying the Proposal that "My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals . . . indefinitely . . . ."—the Company further requests that the Staff state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent.

Alternatively, if the Staff does not concur in our view that the Proposal is excludable under Rule 14a-8(i)(4), we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Relates To The Redress Of A Personal Claim Or Grievance Against The Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted, "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

As explained below, the Proponent has abused the stockholder proposal process by submitting a stockholder proposal designed to pursue the Proponent's own personal grievance. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(4) as it represents the latest in a series of actions that the Proponent has taken in his years-long crusade against the Company.

A. Background

Mr. Missud has waged an extensive campaign against the Company and certain of its officers, subsidiaries and agents for the past six years. Mr. Missud's grievance dates back to November 2003, when Mr. Missud and his wife (Julie Missud) entered into a written agreement with the Company to purchase a new home in Nevada and elected to apply for home financing with the Company's mortgage subsidiary, DHI Mortgage Company Ltd. ("DHI Mortgage"). In February 2004, prior to the closing of the home purchase, the Company notified the Missuds that they had not completed lender requirements necessary in order to receive full loan approval by DHI Mortgage. The Missuds risked forfeiting their earnest money and deposit if loan approval was not obtained in a timely manner, which is a customary condition in home purchase contracts. The Missuds thereafter advised the Company and DHI Mortgage that they would finance the home purchase through an outside lender. The Missuds did not forfeit any of their earnest money or deposit. In March 2004, the Missuds closed escrow on the home with their outside lender instead of DHI Mortgage.

Mr. Missud then launched his campaign against the Company, apparently because he believed the Company intentionally sought to harm and defraud him in the home buying and loan application process since DHI Mortgage asked him to provide lender-required information prior to completing his DHI Mortgage loan application. Among other things, Mr. Missud's ongoing campaign includes:

- Mr. Missud has stated in communications to the Company, its counsel and others (including government officials and media outlets) that he intends to harm the Company and its reputation because of the Company's alleged attempts to defraud him. A few examples include:
    - In an e-mail to the Company's outside legal counsel, Mr. Missud stated that as a result of the alleged fraud: "I will eviscerate their company [referring to the Company], deplete their vast bank accounts, destroy their reputations and hopefully cause as much psychological and physiological damage to them as they have to thousands of better Americans." *See* Exhibit F.
    - In another letter to the Company's outside legal counsel relating to the alleged fraud, Mr. Missud wrote: "In our former matters you and all your Sesame Street friends made things very difficult and expensive for me in court. In response, my solution was to make my puny personal grievance 10,000 times more expensive for Elmo and Grover (Horton and Tomnitz)." Mr. Missud continued in the same letter: "As before, my reaction is to make things horrendously expensive for the brothers from Deliverance™ outside of court. It is now again time to sponsor as many class actions regarding construction defects, misrepresentations and fraud as possible . . . ." *See* Exhibit G. (Messrs. Horton and Tomnitz are the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, respectively.)
    - In a letter from Mr. Missud dated August 8, 2009 and posted publicly to Mr. Missud's website http://drhortonsjudges.info, Mr. Missud claimed that the Company and its mortgage company, along with various state and federal judges and officials and attorneys are conspiring to commit RICO violations relating to the alleged fraud. In this letter, Mr. Missud stated that: "My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending . . . ." *See* Exhibit H.
    - In a September 22, 2008 letter sent to various government officials, media outlets and others, Mr. Missud stated with respect to the alleged fraud: "Unless things are 'made right,' I will cause this [referring to the Company's alleged fraudulent activities] to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merrill Lynch, Wachovia, WaMu, Fannie Mae and Freddie Mac ($25B), AIG ($85B), . . . Goldman

Sachs/Morgan Stanley rescue . . . Mortgage Securities Bailout . . . +$700B . . . ." *See* Exhibit I.

- In a letter to the office of the Chief Trial Counsel/Intake of the State Bar of California dated September 21, 2009, Mr. Missud expressed his frustration that the State Bar of California was not reacting to his satisfaction to his claims against the Company and its attorneys and various judges and officials involved in matters regarding his allegations. In this letter, Mr. Missud stated: "In 2008, I appealed to class action litigators to do what I and apparently everyone else could not do, namely touch the untouchable Donald Horton and his Third Reich." He later stated in the same letter: "Now in 2009, I have run out of appeals and patience but have rather gone straight to the media to expose the official judicial corruption. Instead of only crying wolf way back in 2004, I should have been screaming holocaust." *See* Exhibit J.

- In a recent e-mail addressed to "State and Federal Agents" dated August 9, 2010 and sent to various government officials and attorneys, Mr. Missud continued to express his personal belief that the Company, state and federal judges and government officials are corrupt because they took actions he did not like regarding his allegations. In the e-mail, Mr. Missud stated: "Since its obvious that the criminal directors at DHI are to walk because of their political connections, I am now filing my papers first with the media. We are up to several corrupted commissioners in two states, several corrupted judiciaries in perhaps three states, several corrupted council people from at least 6 states, clear violations of both state and federal laws in 27 states, and very clear retaliation against a federal whistle blower from California. Americans will be protected from Donalds Horton and Tomnitz despite Nevada's best efforts at concealment and suppression." *See* Exhibit K.

- Mr. Missud has filed a number of lawsuits against the Company with various state and federal courts and made numerous other complaints with state and federal agencies and officials. Some of these lawsuits and claims are discussed on the following pages.

Mr. Missud has filed numerous separate lawsuits against the Company, its subsidiaries and various Company officers and personnel related to his personal grievance against the Company. Although Mr. Missud is an attorney, he has demonstrated little regard for legal process and procedure in pursuing his personal claims and grievances against the Company, as demonstrated by the following recent court findings:

- In *Patrick A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. 07A551662, filed on November 13, 2007 in the District Court of Nevada, County of Clark, alleging the

Company defrauded Mr. Missud and his wife, the court ruled on July 20, 2010 that Mr. Missud was in contempt of court and that he was in violation of a stipulated protective order. *See* Exhibit L. In making its ruling the court made the following findings of fact and conclusions of law:

- "Patrick Missud admitted to sending threatening communications to witnesses and counsel in connection with this litigation."
- "There are varying degrees of willfulness of the Plaintiffs [Mr. Missud and his wife, Julie Missud] ranging from knowing, willful and intentional conduct with an intent to prevent the Defendants' [D.R. Horton, Inc., et al.] being able to indentify the true facts and interview witnesses and more simple intimidation. However, the multiple incidents of threats are so pervasive as to exacerbate the prejudice rather than if each instant were treated as an isolated incident."
- "There is a public policy to prevent further abuses and deter litigants from threatening witnesses in an attempt to advance their claims."
- "There is clear and convincing evidence that Plaintiff Patrick Missud is knowingly and intentionally in violation of this Stipulated Protective Order and that he is knowingly and intentionally in contempt of Court."
- "As a result of the discovery abuse and the contempt, the Plaintiffs' Amended Complaint is stricken."

In addition to the knowing and willful contempt of court and discovery abuses by Mr. Missud in the above matter, Mr. Missud has admitted to violations of various California Rules of Professional Conduct in litigation matters involving himself and the Company. In a letter to the Office of the Chief Trial Counsel/Intake of the State Bar of California dated August 26, 2009, Mr. Missud demanded the State Bar of California investigate his own actions. *See* Exhibit M. In summary, Mr. Missud claimed he has committed the following violations in connection with two of his lawsuits against the Company:

- Practiced discriminatory conduct in his law practice;
- Advised clients to violate the law;
- Threatened administrative charges to gain advantage in his civil dispute;
- Publicly made extra-judicial statements that he knew would have a substantial likelihood of materially prejudicing an adjudicative proceeding; and

- Directly and extra-judicially contacted federal judges without consent of any of the parties in the relevant cases.

In addition, in reference to his claims against the Company, Mr. Missud stated: "After having donated over $100,000 and nearly three years of time pursuing consumer redress, I have now turned to leveraging corporations with threats of administrative discipline and widespread internet broadcasting to gain an advantage specifically for myself and generally for others." *See* Exhibit M.

The Company believes the court's findings above and Mr. Missud's admissions in his letter to the State Bar of California further demonstrate that Mr. Missud will take highly unusual and egregious actions in pursuing his personal grievances against the Company. His actions of making pervasive threats against the Company, certain employees of the Company and the Company's counsel demonstrate that the litigation is personal to him, as is the Proposal, because both the litigation claims and the Proposal involve the Company and its mortgage company, and all of his claims and the Proposal derive from the same instance—his home purchase from the Company in 2004. We believe, based on the actions taken by Mr. Missud, that he is using the stockholder proposal process as another means to seek redress of his personal claims and grievances.

In addition to the Nevada case discussed above (which is also included in the list below), Mr. Missud has filed or participated in numerous state and federal lawsuits and court filings against the Company, its subsidiaries and various Company officers and personnel related to his personal claims and grievances against the Company. These lawsuits are described below. Each of the lawsuits described below (copies of which are available upon request) was filed by Mr. Missud either in his own name[1] or in the names of he and his wife, with Mr. Missud representing himself or himself and his wife. Each of the suits described below was dismissed by the courts:

- *Patrice A. Missud v. DR Horton, et al.*, Case No. 05-444247, filed on August 22, 2005 in the Superior Court of the State of California in and for the County of San Francisco alleging infliction of emotional distress as a result of DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application, which Mr. Missud claimed had manifested in severe abdominal pain and the passing of kidney stones, and including DHI Mortgage and certain DHI Mortgage agents as co-defendants;

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[1] While some the lawsuits described are captioned in the name of "Patrice A. Missud," documents posted by Mr. Missud on his websites (cited below) indicate that "Patrick Missud" and "Patrice A. Missud" are the same person. *See* Exhibit N and Exhibit O.

- *Patrice A. Missud v. DR Horton, et al.*, Case No. CGC 05-447499, filed on December 9, 2005 in the Superior Court of the State of California in and for the County of San Francisco alleging the same claims as his first lawsuit and including DHI Mortgage and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. CGC 06-457207, filed on October 23, 2006 in the Superior Court of the State of California in and for the County of San Francisco alleging the defendants defrauded Mr. Missud and his wife by engaging in a scheme to illegally condition the sale of the home on the use of the Company's affiliated lender and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, and certain DHI Mortgage agents as co-defendants;

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. C07-2625 JL, filed on May 17, 2007 in the United States District Court for the Northern Division District of California alleging many of the same claims set forth in Mr. Missud's earlier suits as well as additional claims relating to supposed retaliation against him by the Company and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, and certain DHI Mortgage agents as co-defendants;

- *Patrick A. Missud, et al. v. DR Horton, Inc., et al.*, Case No. 07A551662, filed on November 13, 2007 in the District Court of Nevada, County of Clark, alleging the defendants defrauded Mr. Missud and his wife by engaging in a scheme to illegally condition the sale of the home on the use of the Company's affiliated lender and including DHI Mortgage and certain DHI Mortgage agents as co-defendants; and

- *Patrice A. Missud, et al. v. D.R. Horton, Inc., et al.*, Case No. C10-0235 SI, filed on January 19, 2010 in the United States District Court for the Northern Division District of California alleging many of the same claims set forth in Mr. Missud's earlier suits as well as additional claims relating to supposed retaliation against him by the Company and including DHI Mortgage, the Company's Chairman of the Board and Vice Chairman, President and Chief Executive Officer, certain DHI Mortgage agents, Yahoo, Inc., the Governor of the State of Texas, the Texas Attorney General, and two federal judges and a federal magistrate as co-defendants. In this complaint Mr. Missud alleges that the defendants are in a RICO conspiracy against him and that Yahoo, Inc. de-listed his websites.

Mr. Missud has also engaged in an extensive letter-writing and e-mail campaign against the Company because of the alleged harm he experienced following DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application. To date, Mr. Missud has written in excess of 150 letters and e-mails to the Company, certain of its employees and/or its legal counsel. Mr. Missud also has sent mass mailings to homeowners living in communities developed and built by the Company (or its affiliates and/or subsidiaries) regarding alleged wrongdoing by the Company and various related individuals. These mass mailings have solicited individuals to retain Mr. Missud to bring lawsuits against the Company and its affiliates.

In addition to his lawsuits and his letter-writing/e-mail campaign, Mr. Missud has created several websites denigrating the Company and the judges who heard some of the lawsuits he has filed, including www.drhortonsjudges.info, www.drhortonfraud.com, www.drhortonsucks.info and www.drhortonhomesstink.info. *See* Exhibit O. The content on these websites further illustrates Mr. Missud's elaborate and ongoing campaign against the Company related to the alleged harm he experienced following DHI Mortgage's request to the Missuds to provide lender-required information in connection with their loan application.

B. Discussion

The Staff consistently has concurred that a stockholder proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against a company. A closely analogous situation was presented in *General Electric Co.* (avail. Feb. 2, 2005). There, the proponent (a former employee of NBC) filed a complaint with the Equal Employment Opportunity Commission ("EEOC") and a lawsuit in federal court alleging sexual harassment and discrimination on the basis of race and sex. The EEOC matter was concluded in the company's favor, and the lawsuit was dismissed. The proponent then submitted a stockholder proposal to General Electric asking the company's CEO to "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley." In addition, the proponent and her attorney sent a number of letters to the company and made statements at the company's annual meetings referencing the litigation. The proponent also operated a website on which she discussed her claims against the company. The Staff concurred that the proposal could be excluded from the company's proxy statement because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other stockholders at large. *See General Electric Co.* (avail. Jan. 12, 2007) (same); *General Electric Co.* (avail. Jan. 9, 2006) (same); *see also ConocoPhillips* (avail. Mar. 7, 2008, *recon. denied* Mar. 25, 2008) (proposal that the board establish a committee to oversee an investigation of company involvement with state sponsors of terrorism was excludable as a personal grievance when brought by a stockholder who had unsuccessfully sued the company relating to a plane crash that killed his wife, an employee of the company, while on a business trip to the Middle East); *Schlumberger Ltd.* (avail. Aug. 27, 1999) (proposal that the company form "an impartial fact-finding committee" relating to the company's corporate merger and establish a "Statement of Fair Business Principles" was excludable as a personal grievance when brought by a stockholder who had unsuccessfully sued the company to recover a finder's fee that he alleged was due in connection with the merger); *Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from an alleged theft that occurred at the casino); *International Business Machines* (avail. Jan. 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

We believe that it is clear that the Proposal and supporting statement on its face relates to the redress of a personal claim against the Company. We also believe that, given the Proponent's history with the Company related to his lawsuits, the Proposal would be excludable as relating to redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all stockholders. Release No. 34-19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested that the board "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants. Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Medical Information Technology, Inc.* (avail. Mar. 3, 2009) (proposal that the company comply with government regulations that require businesses to treat all stockholders the same was excludable as a personal grievance when brought by a former employee of the company who was involved with an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *State Street Corp.* (avail. Jan. 5, 2007) (proposal that the company separate the positions of chairman of the board and CEO and provide for an independent chairman was excludable as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct); *Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting Sara Lee to omit a stockholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee).

Here, the Proponent submitted a stockholder proposal regarding the Company's alleged "fraudulent activities" relating to mortgage lending at DHI Mortgage where the Proponent made such allegations in connection with the Proponent's personal litigation against the Company and throughout his ongoing campaign against the Company, its subsidiaries and various Company officers and personnel. *See* Exhibit A. As in the no-action letter precedent discussed above, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for his personal grievance against the Company, and thus the Proposal is excludable under Rule 14a-8(i)(4).

C. *Request for Future No-Action Relief*

We also ask that the Staff further state that such no-action relief shall apply to any future submissions to the Company of the same or a similar proposal by the Proponent, and that this letter be deemed to satisfy the Company's future obligations under Rule 14a-8 with respect to the same or similar proposals submitted by the Proponent. The Staff has permitted companies to apply no-action responses to any future submissions of a same or similar proposal by a proponent where a proponent has a long-standing history of confrontation with a company, and that history is indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") ("In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance."); *see also General Electric Co.* (avail. Dec. 20, 2007); *General Electric Co.* (avail. Jan. 12, 2007) (discussed above); *Cabot Corporation* (avail. Nov. 4, 1994); *Texaco, Inc.* (avail. Feb. 15, 1994); *General Electric Co.* (avail. Jan. 25, 1994).

As noted above, the Proposal represents the third stockholder proposal that the Proponent has submitted to the Company and the latest in a series of actions that the Proponent has taken over the last six years to pursue his claims against the Company. *See D.R. Horton, Inc.* (avail. Nov. 16, 2009) (concurring in the exclusion of the Proponent's proposal under Rule 14a-8(f) where the proposal was nearly identical to the current Proposal); *D.R. Horton, Inc.* (avail. Nov. 21, 2008) (concurring in the exclusion of the Proponent's proposal under Rule 14a-8(f) where the proposal requested, among other things, that the Company adhere to all laws, codes and regulations and enforce Company policies regarding business conduct for employees, officers and directors). Thus, it is apparent that the Proponent continues to pursue his personal grievances with the Company. The Proposal involves a topic similar to those addressed in the proposals submitted by the Proponent for the Company's 2009 and 2010 Annual Meetings of Stockholders, for which the Company requested, and was granted, no-action relief under Rule 14a-8(f) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information. *See D.R. Horton, Inc.* (avail. Nov. 16, 2009); *D.R. Horton, Inc.* (avail. Nov. 21, 2008). Moreover, as also noted, the Proponent has made it clear that he intends to continue submitting stockholder proposals to the Company in the future in order to advance his position. Specifically, in the

Proponent's cover letter accompanying the Proposal, the Proponent stated: "My intent is to be a lifelong DHI shareholder and to hold the requisite number of shares to entitle me to submit proposals . . . indefinitely . . . ." *See* Exhibit A.

In light of the no-action letter precedent, the fact that the Proponent submitted similar proposals for the last two years and the apparent intention of Proponent to continue his attempts to use the Company's annual stockholders' meetings to advance his grievance, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action if the Company relies on Rule 14a-8(i)(4) to exclude from all future proxy materials all future proposals of the Proponent that are identical to or similar to the Proposal.

II. Alternatively, The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company via e-mail in a letter dated June 12, 2010. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities. In addition, the Proponent did not include with the Proposal any documentary evidence of his ownership of Company securities.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via FedEx a letter on June 24, 2010, and via e-mail a confirmatory letter on June 25, 2010, in each case within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). *See* Exhibit B. The Deficiency Notice informed the Proponent that the Company had "not received proof that [the Proponent] satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company." The Deficiency Notice stated that sufficient proof of ownership of Company shares must be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or

- if [the Proponent] ha[s] filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated

> forms, reflecting [his] ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in [the] ownership level and a written statement that [the Proponent] continuously held the requisite number of Company shares for the one-year period.

FedEx records confirm delivery of the Deficiency Notice to the Proponent at 9:40 a.m. on June 25, 2010. *See* Exhibit C.

The Proponent responded to the Deficiency Notice via e-mail on June 25, 2010 (the "Proponent's Response"), a copy of which is attached hereto as Exhibit D. The Proponent's Response included a section of a May 2010 brokerage statement from Wells Fargo showing certain transactions in an unnamed account (the "Brokerage Statement").

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." SLB 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), where the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that according to the Company's stock records, the Proponent was not the record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and

- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

The Brokerage Statement included with the Proponent's Response fails to correct the proof of ownership deficiency identified in the Deficiency Notice. Specifically, as discussed in detail below, the Brokerage Statement does not establish that the Proponent continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

On numerous occasions the Staff has permitted the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002). Just as in these no-action letters, the Proponent has failed to provide sufficient evidence to establish his ownership of Company securities under Rule 14a-8(b).

Specifically, the Proponent's Response fails to include a statement from the record holder that the Company shares were continuously held for at least one year preceding the Proponent's submission of the Proposal to the Company. The Staff previously has concurred on several occasions with the exclusion of stockholder proposals because of a record holder's failure to make this statement. *See General Motors Corp.* (avail. Apr. 3, 2001) (noting that "while it appears that the proponent did provide some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to the submission of the proposal"); *see also International Business Machines Corp.* (avail. Feb. 18, 2003); *Exxon Mobil Corp.* (avail. Oct. 9, 2002); *USEC Inc.* (avail. Jul. 19, 2002). Accordingly, just as in these no-action letters, the Brokerage Statement is insufficient as evidence that the Proponent has met the minimum ownership requirements of Rule 14a-8(b) because it fails to include a statement from the record holder that the Proponent continuously held the requisite number of Company securities for one year as of June 12, 2010, the date the Proposal was submitted to the Company.

Moreover, the Proponent's submission of account information for an unidentified stockholder does not satisfy his burden of proving his eligibility to submit the Proposal based on his continuous ownership for at least one year of the requisite amount of Company securities as required by Rule 14a-8(b). Even if the Brokerage Statement included documentation that identified the Proponent as the holder of the account, the Brokerage Statement would be insufficient because it shows only that the account held Company securities as of a fixed date, which does not demonstrate the Proponent's continuous ownership of Company securities. SLB 14 clarifies that a stockholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." Rather, "[a stockholder] must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the [stockholder] owned the securities *continuously* for a period of one year as of the time of submitting the proposal." The Staff consistently has permitted the exclusion of a proposal based on the insufficiency of fixed-dated account records in proving that a proponent has met the ownership requirements of Rule 14a-8(b). *See IDACORP, Inc.* (avail. Mar. 5, 2008) (concurring with the exclusion of a stockholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *see also General Electric Co.* (avail. Dec. 19, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Duke Realty Corp. (SEIU)* (avail. Feb. 7, 2002). Just as in these no-action letters, the Brokerage Statement does not sufficiently demonstrate that the Proponent has met the continuous ownership requirements of Rule 14a-8(b) as it shows only that the Proponent held Company securities as of a fixed date, May 31, 2010.

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not demonstrated that he continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (817) 390-8200 ext. 8131, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Thomas B. Montano

Enclosures

cc: Patrick Missud
Elizabeth A. Ising

Exhibit A

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Saturday, June 12, 2010 1:03 PM
To: tbmontano@drhorton.com; jodou@wshblaw.com; ppeterson@wshblaw.com; ncutter@wshblaw.com; itservicedesk@nvcourts.nv.gov; Ising, Elizabeth
Cc: dennis.barghaan@usdoj.gov; greener@sec.gov; Melanie.Proctor@usdoj.gov
Subject: All things DHI

Good morning/afternoon all-

I am working only in the best interests of 300 million Americans (minus DHI officers) now. I could care less about nationwide scandals and who they might offend or ensnare. I am a consumer who "refuses to take it any more:" http://www.sfexaminer.com/local/SFPD-bomb-squad-investigates-suspicious-package-in-Excelsior-95801614.html This was the straw that broke this camel's back.

Tell Donald thanks for the briefcase, but I didn't want it. I hope he makes my next license plate.

Cordially,
Patrick

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

June 12, 2010

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Certified #7009 0820 0000 0615 -3881

Mr. Montano,

This cover letter provides proof that I am a shareholder with sufficient share ownership for the required timeframe per SEC regulations:

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and qualify for publication under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals and protect shareholder interests indefinitely, inclusive of the 2011 Shareholders' meeting date.

Federal agents and DHI Board

Know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of state and federal law. In light of the recent Beazer deferred prosecution and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Proposal is necessary to restore confidence in DHI, DHI Mortgage and their shareholders.

The Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. There is already a very well established record of DHI Mortgage's criminal activities which are outlined in the submitted Proposal. Media and Wall Street will also receive notice of these documents and will be awaiting the SEC/DOJ/DHI response to either ratifying or ignoring this simple Proposal which merely asks that DHI, DHI Mortgage and its officers not violate federal laws which everyday non millionaire individual Americans would otherwise spend the rest of their lives in prison for.

Lastly, either the former federal Racketeering suit 10-cv-00235-SI will be re-filed, or Missud v. Nevada will be originally filed naming DHI as a co-conspirator to defraud Navadans and America of over $1.4 Billion prior to DHI's publication of its 10K. These lawsuits will be significant enough to mention under the Annual Report's litigation caption. A rough draft of the civil rights suit against Nevada is attached below.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Registered Clark County NV, #A551662
Southern District of California, c/o Judge Benitez, #-3898
Nevada Supreme Court, c/o Harriet Cummings, #-3904

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

June 12, 2010

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: Registered Clark County A551662, e-mail: tbmontano@drhorton.com, dennis.barghaan@usdoj.gov, greener@sec.gov.

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2011 shareholder meeting. Note that I have owned the sufficient number of shares for over one year to submit and have this Proposal published in DHI's forthcoming Annual Report. To not compel DHI to publish will make the Madoff debacle seem minor. This DHI scandal has been 'gift wrapped and packaged' better than Stephen Markopoulos' expose of Bernie Madoff.

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices, and agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is overwhelming evidence that DHI has also engaged in the same fraudulent activities as Beazer, but on a larger nationwide scale. Under the Freedom of Information Act, over 205 pages of consumer complaints are available from the FTC regarding DHI's fraudulent nationwide mortgage origination in over 17 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific only to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to boost home sale prices. The Southern California Wilson class action alleges antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of other private actions such as Betsinger, Dodson and Moreno have been filed in state and federal courts from coast to coast alleging similar DHI Mortgage fraud. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales. The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The resulting ranking was just slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed [07-cv-2625 and http://www.donaldtomnitzisacrook.info/Demand_on_Board.html]. CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However the reality is completely opposite. For example, all four of DHI Mortgage's branch offices in Arizona were found to be originating significantly defective loans which have already cost taxpayers $2.5 million in losses. All 20 out of 20 DHI Mortgage originated loans reviewed were either in foreclosure or in serious financial distress to be bailed out by taxpayers: http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm that DHI Mortgage conforms to the requirements contained within DHI's own corporate governance documents.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.

PATRICK MISSUD #219614
91 San Juan Ave.
San Francisco, CA, 94112
Attorney and Plaintiff

CIVIL RIGHTS FIRMS

UNITED STATES DISTRICT COURT FOR THE NINTH CIRCUIT

DIVISION

UNLIMITED CIVIL JURISDICTION
CLASS ACTION
DEMAND FOR JURY TRIAL

PATRICK A. MISSUD, vs. STATE OF NEVADA; DOES 1-20. Defendants.	Case No.: Dept. **COMPLAINT FOR CONSTITUTIONAL VIOLATIONS: FIRST AMENDMENT SPEECH; ARTICLE IV, PRIVILEGES AND IMMUNITIES; 5TH AMENDMENT DUE PROCESS; ARTICLE I HABEUS CORPUS; 8TH AMENDMENT EXCESSIVE BAIL; 14TH AMENDMENT EQUAL PROTECTIONS;** Date: Time: Dept: Judge:

I. INTRODUCTION

This civil rights complaint will be filed if on July 21, 2010, Nevada's Clark County Court finds Complainant Missud in "contempt of court" for warning Nevadans, and all of America, of D R Horton's [DHI] rampant, nationwide, TARP creating, predatory lending and mortgage fraud. This illegal state action was forecasted because Missud has already proven the state of Nevada in contempt of Constitution on several grounds. This federal suit will also be concurrently forwarded to over two dozen syndicated media outlets, and electronically distributed to media from coast to coast. What happens in Vegas no longer stays in Vegas.

II. JURISDICTION AND INTRADISTRICT ASSIGNMENT

Jurisdiction comes by way of Section 1331 Federal Question, and the Constitutional violations have occurred in Nevada, and within the Ninth Circuit.

III. PROCEDURAL BACKGROUND AND ILLEGAL STATE ACTION VIOLATIVE OF THE CONSTITUTION

On February 6, 2010, the 'just' and 'neutral' *Nevada* Supreme Court asked that *Nevada's* Attorney General look into *California* Attorney Patrick Missud's request for judicial notice regarding DHI's fleecing of Nevada residents. Nevada's Criminal Division then processed the request and issued its own letter on February 25, 2010 requesting that the *State Bar of Nevada* find *California's* Missud in some sort of violation. On March 9, 2010, The State Bar of Nevada did as directed, and issued its own threatened state action against California's Missud. On April 21, 2010, the great state of Nevada's Clark County Court, together with the $8 Billion DHI Corporation, filed a "Stipulated Protective Order" to "seal" documents to keep DHI's criminal enterprise $ecret. The terms of the 'agreement' were that Missud was to be muzzled and prevented from saying that thousands of Americans had already fallen victim to Donald Horton's greed. This 'order' was signed by Judge Gonzales who has signed 115 such 'sealed' civil suits to keep details of those cases quiet: http://www.lvrj.com/news/11802041.html Then on April 29, 2010, the RICO operating DHI filed a "Motion for Sanctions," and "Request for a Court Ordered Issue of Contempt of Court." Therein, the $8 Billion D R Horton Corporation tried to bill and bankrupt Missud with their frivolous $135,650.04 motion and to have their partners, the $tate of Nevada and it$ court, trample the First Amendment along with the vast majority of the Constitution. Therein, the $8 Billion D R Horton Corporation also sought to have Missud illegally incarcerated to keep its criminal enterprise $ecret so that it and partners could drain additional federal TARP funds from American taxpayer$. Since 2003, the law in Nevada is that such filings/motions are considered SLAPP tactics which have a chilling effect on First Amendment truthful speech [D R Horton v. Safe Homes Nevada]. But the Clark County Court already knew that. In Horton's May 25, 2010 Reply to Missud's Opposition, the company asked the court to "sanction Missud in a matter that will deter him and make it too expensive for him to continue his abusive litigation tactics." That's code for making Nevada's courts too expensive for California's Missud to redress his grievance. But the Clark County Court already know$ that too. On June 2, 2010, the Discovery Commissioner set the hearing date of July 21, 2010 to: review Missud's overwhelming evidence of Donald Horton's crimes; finally substantively determine whether taxpayers have been defrauded of over $1.4 billion; determine if the country's mortgage melt down is in large part due to CEO Tomnitz' illegal activities.

IV. JUST A FEW FACTS

No less than 1500 pages of facts are already registered in Federal RICO suit 10-cv-00235-SI in the Northern District of California. They all amply support the below listed Constitutional Violations by the 'Great $ilver $tate' of Nevada. Only ten of the more notable exhibits include:

1. 205 pages of official FTC records reporting DHI's nationwide predatory lending [RICO 10-cv-235, Declaration I, Exhibits 1];
2. Over 500 consumer email recounts detailing DHI's nationwide predatory lending [RICO 10-cv-235, Declaration II, Exhibits 1-5];
3. Scores of DHI's nationwide consumers filing class action or individual federal and state suits all claiming the same rampant predatory lending and extortion by DHI [RICO 10-cv-235, Declaration II, Exhibits 5];
4. A March 19, 2010 HUD Audit Report #2010-LA-1009 finding that all 20 out of 20 DHI originated loan samples either had deficiencies or *significant* deficiencies *after* the mortgage melt down http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf For instance- selling

a cash strapped second year college student a home and approving him because of his "potential for advancement." All 20 audited DHI originated loans have either been foreclosed on, or are at least in major financial distress. Within 10-cv-235, Declaration I, Exhibits 1; and Declaration II, Exhibits 1-5, at least 500 consumers have been similarly defrauded by DHI Mortgage. The damages are in the hundreds of millions of dollars. Goldman Sachs was indicted last month for bundling those same loans which were described as 'shitty' and ultimately fail due to their predatory nature. Those funds then cause municipal bankruptcies world wide http://dockets.justia.com/docket/court-candce/case_no-3:2010cv00235/case_id-223488/ That's called ongoing bank fraud;

5. Notice to Nevada's Supreme Court that an additional 30 Nevadans have been defrauded just like in Betsinger, yet that high court will not con$ider this "evidence which is outside of the official record." Betsinger v. D R Horton #503121 wherein 4 D R Horton agents, D R Horton and DHI Mortgage are found civilly liable for deceptive trade and fraud when they switched terms and the interest rate on his loan at the last minute. That's called deceptive trade/predatory lending. [RICO 10-cv-235, Declaration II, Exhibits 6-8];
6. A federal judge in Southern California forcing five blatantly defrauded victimized DHI consumer-targets into $ecretive arbitration where that arbitrator's decision is final and almost never subject to review even if there is a 'mistake' in either law or fact [RICO 10-cv-235, Declaration I, Exhibits 13], and [Moncharsh v Heily, 1992, 3 Cal 4th, 1 at 11]. The five class action representatives declare that they had their interest rates hiked in the last minute and were threatened with deposit forfeiture if they didn't hand over the money http://www.bamlawca.com/CM/Custom/wilson%20-%20Complaint%20-%20filed.pdf ;
7. Several 2006 notifications to Nevada's Attorney General that their Deputy Commi$$ioner for Mortgage Lending, $u$an Eckhardt, was on Donald Horton's payroll, leading to her termination...... and then yet more of the exact same type of predatory lending after her 'replacement.' Eckhardt is the fith corrupted Nevada commissioners and most directly responsible for destroying Nevadan's

property values: http://en.wikipedia.org/wiki/Operation_G-Sting Even after her 'replacement' yet more evidence of D R Horton's fraud, at the height of the real estate market, poured in. Petropoulos bought two homes, both of which had their interests rates hiked at the last minute. An entire community in Henderson's Nevada Ranch was likewise eviscerated. Over half of those homes are now in foreclosure, but Nevada at least got it$ tran$fer taxe$ when tho$e time$ were good. [RICO 10-cv-235, Declaration I, Exhibits 5];

8. A $50 million deferred prosecution agreement reached by Beazer Homes and the DOJ on July 1, 2009 for the exact type of predatory lending that DHI is even more nationally renowned for- DHI's financial wreckage has occurred in an *additional 19 states* http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm (which has been recently de-listed) and ......, as well as http://online.wsj.com/article/SB124648101952382381.html and also in my hard copy archives;
9. DHI even touts that it has an overwhelming percentage of 'captive mortgages' which illegally bundles its predatory mortgage $ervice$ with its home sales. Since 1945, that's called an Alcoa antitrust violation. [RICO 10-cv-235, Declaration I, Exhibits 2];
10. DHI'$ purcha$e of $pecial Magi$trate Curti$ Coltrane'$ $ervice$, who judicially eliminated sacrosanct First Amendment speech in $outh Carolina just like Nevada has done in this very $imilar ca$e. [RICO 10-cv-235, Declaration I, Exhibits 4].

V. LEGAL ANALYSIS

1. VIOLATION OF FIRST AMENDMENT SPEECH

> The First Amendment prohibits the making of any law infringing on the freedom of speech, freedom of the press, interfering with the rights to peaceably assemble or petition for a government redress of grievances.

In Beaufort County SC, Donald Horton bought $pecial Magi$trate Curti$ Coltrane. Coltrane twice ruled in favor of DHI by claiming that the corporation's financial interests were more important than the consumers who were assembling to speak at traditional public forums to notify neighbors and prospective buyers that DHI homes were either defectively built or misrepresented as part of a golf course community. In Nevada, the court has violated its own decision in Safe Homes Nevada by allowing DHI to file a SLAPP motion to chill Missud's speech. http://www.lvrj.com/news/11802041.html Donald Horton has already bought the First Amendment's Freedom of Speech and Assembly in at least two states.

2. U.S. CONSTITUTION ARTICLE IV, SECTION 2: PRIVILEGES AND IMMUNITIES

> "The Citizens of each State shall be entitled to all Privileges and Immunities of Citizens in the several States."
>
> This clause requires interstate protection of "privileges and immunities." The Supreme Court, has held that the clause means that *a state may not discriminate against citizens of other states in favor of its own citizens.* In Corfield v. Coryell, 6 F. Cas. 546 (C.C.E.D. Pa. 1823), the federal circuit court held that privileges and immunities in respect of which *discrimination is barred include protection by the Government; the enjoyment of life and liberty ... the right of a citizen of one State to pass through, or* to reside in any other State, for purposes of trade, agriculture, professional pursuits, or otherwise; *to claim the benefits of the writ of habeas corpus; to institute and maintain actions of any kind in the courts of the State*; to take, hold and dispose of property, either real or personal; and an exemption from higher taxes or impositions than are paid by the other citizens of the State.

Nevada has clearly favored its own criminal citizens Daniel Callihan, James Frasure, DHI Mortgage Ltd., Michael Mason, Annie Schankin, D R Horton Inc., Troy Collins, Jeff Ward, Deborah Martinez.... and a dozen others who have already been found civilly liable for fraud and/or identified in FTC records alleging fraud. [RICO 10-cv-00235-SI, Declaration II, Exhibits 1]. For example, Californians Song, Park, Yoon, Missud, Carter, Ollufson..... purchased DHI homes in the $ilver $tate where they were allowed to be fleeced by these same criminal Nevadans. Song, Yoon and Park all contracted to purchase from D R Horton which repeatedly called them into DHI Mortgage offices where their interest rates and loan terms were incrementally inflated such that their loans became unaffordable. Sounds like Betsinger. D R Horton then forfeited their deposits because they did not want to consummate extortive loans. Sounds like Betsinger. Even after 20 such examples were presented to Nevada's officials that the Nevada 'citizens' were practicing grand theft, bank fraud, predatory lending and extortion among other crimes, the state allowed DHI's RICO activities to thrive and financially rape additional Californians. The state of Nevada profited hand$omely with the extortive tran$fer and property taxe$, along with other fee$ generated by Donald Horton'$ home $ales. Then, to add insult to injury, when Missud came to Nevada to assert his legal rights to try and protect other Californians and Nevadans from additional State of Nevada/DHI fraud, the great $tate of Nevada arrested him and eliminated his right to maintain his court action to keep thing$ $ecret. Donald Horton has bought Privileges and Immunities.

3. FIFTH AMENDMENT DUE PROCESS

> **Due process** is the principle that the *government must respect all of the legal rights that are owed to a person according to the law.* Due process holds the government subservient to the law of the land, *protecting individual persons from the state*.
>
> Due process has also been frequently interpreted as limiting laws and legal proceedings, so judges instead of legislators may define and guarantee *fundamental fairness, justice, and liberty.* This interpretation has proven controversial, and is analogous to the concepts of natural justice and procedural justice used in various jurisdictions. It is also stated that *the government shall not be unfair to the people*.

What can I say? The great $tate of Nevada has violated the highest laws of the land, $ided with the deepe$t pocket$, extorted it$ own con$umers, and thrown fairne$$ out the window. Money talk$ in $in City! Donald Horton has bought Due Process in La$ Vega$.

4. U.S. CONSTITUTION ARTICLE IV, 14TH AMENDMENT: EQUAL PROTECTIONS

> **Section 1.** "All persons born or naturalized in the United States, and subject to the jurisdiction thereof, are citizens of the United States and of the State wherein they reside. No State shall make or enforce any law which shall abridge the privileges or immunities of citizens of the United States; *nor shall any State deprive any person of life, liberty, or property, without due process of law; nor deny to any person within its jurisdiction the equal protection of the laws*."

This Amendment's **Equal Protection Clause** requires states to provide equal protection under the law to all people within their jurisdictions. Nevada can't even get this one right. Over 80 honest Nevadans have already been found who were egregiously defrauded, bankrupted and/or foreclosed on by some of Nevada's most prolific criminals. D R Horton Inc., its wholly owned subsidiary and RICO operating predatory lender DHI Mortgage Ltd., former Nevada Deputy Commissioner Susan Eckhardt, Ward, Martinez, Knobloch, Callihan, Mason, Schankin, Frasier, Collins ..... are all free to fleece their honest Nevada neighbors for Donald Horton'$ good, and to fill Nevada'$ coffer$ with tran$fer and property taxe$. God Bless Donald Horton and the great $tate of Nevada. Let 'em roll. Donald Horton has bought Equal Protections.

5. ARTICLE I: HABEUS CORPUS

> Habeus Corpus is a legal action, through which a person can seek relief from unlawful detention. *The writ of habeas corpus protects persons from being harmed by the judicial system*. Originally a feature of English law, *the writ of habeas corpus has historically been an important legal instrument safeguarding individual freedom against arbitrary state action.*

What can be said? The great $tate of Nevada, through it$ court$, has arrested me for proving that it has con$pired with the 606th riche$t man on the planet to fleece it$ own con$tituant$. Nevadans are Donald Horton's golden goo$e and he has bought Habeus Corpus.

6. EIGHTH AMENDMENT EXCESSIVE BAIL

> Generally defined, excessive bail means "an amount of bail ordered posted by an accused defendant which is much more than necessary or usual to assure he/she will make court appearances, particularly in relation to minor crimes."

In researching Vegas' bail bond companies before being threatened with illegal arrest by the great state of Nevada, Missud discovered that individuals held in contempt of court either have "no bail, or if there is, it's outrageously high." Nevada'$ court wants to put Missud in jail and throw away the key $o that Don Horton can continue to fleece Nevadans and raid America's taxes, proceed$ of which are $hared with Nevada

VI. RECENT DEVELOPMENTS

1. On May 27, 2010, the Nevada Supreme Court issued its advisory opinion in Betsinger v. D R Horton, Appeal #50510, 126 Nev. Adv. Opn. No. 17. "Statutory offenses that sound in fraud are separate and distinct from common law fraud. Therefore, we conclude that deceptive trade practices, as defined under NRS Chapter 598, must only be proven by a preponderance of the evidence."

VII. CONCLUSIONS:

1. Nevada's Clark County Court might not $ide with Donald Horton in Missud #A551662;
2. Southern California's District Court might not $ide with Donald Horton in Wilson 08-cv-592-RBB as predicted months ago in Missud v. D R Horton, 10-cv-235, Counts 4-6, and Declaration I, claim 13 http://avenue-s.us/DRHRICO.pdf ;
3. Nevada might not continue to 'earn' tra$fer taxe$ from Donald Horton'$ ongoing extortive home sales as he i$ currently doing to Arizonans- http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf ;
4. Federal 'judge' Benitez might not join judge$ Coltrane, Porteu$, http://washingtontimes.com/news/2009/dec/19/impeachment-appears-imminent-for-federal-judge/ Benjamin http://www.reuters.com/article/idUSN0832244320090608 and Maynard in the Virgin Islands to share some laughs with good friend and 'contributor' Donald cash-in-your pocket Horton http://www.wvrecord.com/news/208928-supreme-court-says-it-cant-investigate-maynard-blankenship-friendship .
5. Money still talk$, but not quite as loudly.

VII. PRAYER FOR RELIEF

1. In restitution of Nevada's homeowners whose property values have been decimated by the great $tate of Nevada, $835,500,000.00 which is the amount that D R Horton'$ CEO, Donald Tomnitz wrote off in fiscal 2008 in tax look back provisions which were lobbied in Congre$$ by his agent Jester to get TARP and other fund$ from honest American taxpayers

http://seekingalpha.com/article/109112-d-r-horton-inc-f4q08-qtr-end-09-30-08-earnings-call-transcript?source=bnet&page=2,

> Donald Tomnitz: "Well, actually the high production homebuilders council has been working very hard in terms of trying to visit, have been visiting members of Congress on what we think our plight is. And frankly I'd suggest that you call back and give Jester your number, we'd love to update you on what they are working on, because basically they're working on something that is very similar to the last time we had had a major downturn in terms of homebuyer credits, something that's more substantial than what they passed the first time which is $7,500 credit that you have to pay back. So frankly it is a good initiative. We believe strongly in it, we're supporting it, but something has to be done much more than what's been done so far, because the only way people are going to buy homes is when they realize and a substantial number of homes being sold that they have to have value, their value is not going to erode after they've purchased the home, and that's just not appealing in the marketplace today."

and page 29 of RICO 10-cv-235 http://avenue-s.us/DRHRICO.pdf;

2. In restitution of out of state homeowners whose property values have been decimated by the great $tate of Nevada, $352,000,000.00 which is related to DHI's taxable loss for fiscal 2009, paid for TARP providing taxpayers, the same ones who were already fleeced a first time by Donald Horton: http://seekingalpha.com/article/202119-dr-horton-q2-2010-earnings-call-transcript?page=2

   > Stacey Dwyer: "During our March quarter, we received the tax refund of approximately $352 million related to our taxable loss in fiscal 2009. Our current $29 million income tax receivable is expected to be received from state and federal tax refunds in future periods. Our deferred tax asset is now $894.1 million and is fully reserved at March 31."

3. As a first installment to restore international losses due to DHI's knowingly originating predatory loans which were then resold by Goldman Sachs in 'shitty deals,' $149,200,000.00 representing only the first quarter tax write off for fiscal 2010: http://www.bloomberg.com/apps/news?pid=20601087&sid=ah.WnNdy8hUY&pos=4 and http://www.nytimes.com/2010/02/03/business/03home.html and

http://www.telegraph.co.uk/finance/comment/ambroseevans_pritchard/3118994/Financial-Crisis-So-much-for-tirades-against-American-greed.html

4. In restitution of Missud's enormous efforts to bring the 'just and equitable' judiciary back in line, restore the ideals and fundamental rights embodied in the Constitution, and settle the founding fathers back in their graves, the combined salaries 'earned' by both Donalds Horton and Tomnitz from 2007-2010, which were clearly procured through extortion, grand larceny, mail fraud and financial rape of the American people: http://www.reuters.com/assets/print?aid=USTRE6452KQ20100506
5. In restitution of Corrente's and other consumers' efforts to expose the Donalds' enormous greed, and utter disdain/complete dismissal of state and federal laws, the repurchase of construction defect riddled homes at original contract price plus additional amounts for consumers' trouble as honest advocates: http://orleansdodge.net/my-3yr-old-new-construction-home-is-falling-apart-and-in-75-negative-equity-what-should-i-do#comments
6. Other just and equitable relief as the DOJ, honest judges, and hard working American taxpaying public deems appropriate. (Like prison terms).

Signed with overwhelming proof, possession of dozens of original smoking gun hard copy documents, and under the penalty of perjury and the power of the U. S. Constitution,

/S/ Patrick Missud

Patrick Missud Dated

Exhibit B


D·R·HORTON
DHI
Listed
NYSE
America's Builder

June 24, 2010

VIA FEDERAL EXPRESS and E-MAIL

Mr. Patrick Missud
91 San Juan Avenue
San Francisco, California 94112

Dear Mr. Missud:

I am writing on behalf of D.R. Horton, Inc. (the "Company"), which received on June 12, 2010, your stockholder proposal for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at D.R. Horton Tower, 301 Commerce Street, Suite 500, Fort Worth, TX 76102. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

D.R. Horton, Inc.



Thomas B. Montano

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific

factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

Exhibit D

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Friday, June 25, 2010 1:08 PM
To: Thomas B Montano
Cc: jodou@wshblaw.com; ppeterson@wshblaw.com; ncutter@wshblaw.com; itservicedesk@nvcourts.nv.gov; dennis.barghaan@usdoj.gov; greener@sec.gov; Melanie.Proctor@usdoj.gov
Subject: Re: D.R. Horton, Inc. Shareholder Proposal Response

Mr. Montano-
Thank you for your quick response. Attached is my quicker reply to your response. I am a bona fide 14-A-8 (b) shareholder. This year we print.

Mr. Odou-
Can we meet per the court's order? Given my prior track record regarding 'protective (protect Donald Horton) orders' and motions to $eal, I wouldn't want to offend the judiciary the next time I'm in town.

Patrick

--- On **Fri, 6/25/10, Thomas B Montano <*tbmontano@drhorton.com*>** wrote:

From: Thomas B Montano <tbmontano@drhorton.com>
Subject: D.R. Horton, Inc. Shareholder Proposal Response
To: "missudpat@yahoo.com" <missudpat@yahoo.com>
Date: Friday, June 25, 2010, 10:18 AM

Mr. Missud:

Attached is our response to your shareholder proposal request. A copy of this letter was also sent to you by federal express.

Regards,

Thomas Montano

Thomas B. Montano

V.P. - Corporate & Securities Counsel

D.R. HORTON, INC. (NYSE-DHI)

Exhibit E

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Monday, July 26, 2010 9:29 AM
To: greener@sec.gov; Thomas B Montano
Cc: josh.levin@citi.com; dan.oppenheim@credit-suisse.com; michael.rehaut@jpmorgan.com; david-i.goldberg@ubs.com; nishu.sood@db.com; megz_mcgrath@hotmail.com; rstevenson@peoplemanagement.org; steve.east@csfb.com; kenneth.zener@macquarie.com; mross@bgbinc.com; gs-investor-relations@gs.com; Buck.Horne@RaymondJames.com; ivy@zelmanassociates.com; bberning@fppartners.com; chris.hussey@gs.com; joshua.pollard@gs.com; anto.savarirjan@gs.com
Subject: Miisud's 14A8 D.R. Horton, Inc. Shareholder Proposal for Action

Good morning agent Greene and Mr. Montano,

The DHI shareholders' meeting is coming up and I wanted to update the 14A8 prior to publication. All prerequisites have been met per the attached documents. Shareholders need to know of DHI's past criminal acts, and that corrections have been made to abide by law so that our stock valuation will be preserved in the future..... unlike Beazer's after their $50M fine and injury to reputation.

Patrick

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

July 26, 2010

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Certified #7009 0820 0000 0615 -3881

Mr. Montano,

This cover letter and resent accompanying email provide proof that I am a shareholder with sufficient share ownership for the required timeframe per SEC regulations. If you recall, the SEC did not compel printing last year because I was a few days short of the 365 required.

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and qualify for publication under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals and protect shareholder interests indefinitely, inclusive of the 2011 Shareholders' meeting date.

Federal agents and DHI Board

Know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of state and federal law. In light of the recent Beazer deferred prosecution and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Proposal is necessary to restore confidence in DHI, DHI Mortgage and their shareholders.

The Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. There is already a very well established record, including FTC and HUD records, of DHI Mortgage's ubiquitous nationwide criminal activities which are outlined in the submitted Proposal and available on the web at www.drhortonfraud.com. This site can be sponsored daily and achieve a minimum 1000 hits per day. Media and Wall Street will also receive notice of these documents and will be awaiting the SEC/DOJ/DHI response to either ratifying or ignoring this simple Proposal which merely asks that DHI, DHI Mortgage and its officers not violate federal laws which everyday non millionaire individual Americans would otherwise spend the rest of their lives in prison for.

Lastly, either the former federal RICO action 10-cv-00235-SI will be re-filed since it was voluntarily withdrawn, or Missud v. Nevada will be originally filed naming DHI as a co-conspirator to defraud Nevadans and America of over $1.4 Billion prior to DHI's publication of its 10K. Both of these lawsuits will be supported now with 2500 exhibits and significant enough to mention under the Annual Report's litigation caption. A rough draft of the civil rights suit against Nevada is also available at the above listed supersite for all of America to consider. Please say hello to Mr. Markopoulos for me.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

July 26, 2010

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, dennis.barghaan@usdoj.gov, greener@sec.gov, Wall Street, Select Media

---

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

This 14a-8 supersedes my last version dated June 12, 2010.

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2011 shareholder meeting. Note that I have owned the sufficient number of shares for over one year to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will make the Madoff debacle seem minor. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 488 words:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices, and agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is overwhelming evidence that DHI has also engaged in the same fraudulent activities as Beazer, but on a much larger nationwide scale. Under the Freedom of Information Act, over 205 pages of consumer complaints are available from the FTC regarding DHI's fraudulent nationwide mortgage origination in over 17 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the

Yeatman class action alleges similar RESPA violations specific only to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to boost home sale prices. The Southern California Wilson class action alleges antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of other private actions such as Betsinger (NV A503121), Dodson (A07-CA-230) and Moreno (08-cv-845), have been filed in state and federal courts from coast to coast alleging similar DHI Mortgage fraud. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales. The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The resulting ranking was just slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed [07-cv-2625 and http://www.donaldtomnitzisacrook.info/Demand_on_Board.html]. CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However the reality is completely opposite. For example, all four of DHI Mortgage's branch offices in Arizona were found to be originating significantly defective loans which have already cost taxpayers $2.5 million in losses. All 20 out of 20 DHI Mortgage originated loans reviewed were either in foreclosure or in serious financial distress to be bailed out by taxpayers:
http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and
http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with all federal and state laws, and confirm for the record that DHI Mortgage conforms to the requirements contained within its own corporate governance documents.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.

Electronically Filed
07/21/2010 02:22:12 PM

CLERK OF THE COURT

ORDR

DISTRICT COURT

CLARK COUNTY, NEVADA

PATRICK A. MISSUD and JULIE MISSUD, husband and wife Plaintiffs, vs. D. R. HORTON, INC.; DHI MORTGAGE COMPANY LTD. LP; and ROE CORPORATIONS I THROUGH X, Defendants,	Case No. 07 A 551662 Dept. No. XI

DECISION AND ORDER

The Court conducted an evidentiary hearing[1] on July 20, 2010 regarding Defendant's Motion Requesting that the Court Issue an Order to Show Cause as to Why the Plaintiffs Should Not be Held in Contempt of Court for Violating the Court's April 19, 2010 Stipulated Protective Order and Request for Evidentiary and Monetary Sanctions filed on April 29, 2010 and Defendants Motion for Terminating Sanctions and Costs and Fees for Plaintiffs' Continued Discovery Abuses,[2] Plaintiffs' Personal Treats Against Defense Counsel and for Plaintiffs' Retaliation for the Defendants' Attempt to Engage in Discovery filed on January 29, 2010.[3]

---

[1] The Court heard this matter following a initial determination by the Discovery Commissioner. See Discovery Commissioner's Report and Recommendations, dated July13, 2010.

[2] Other than the Stipulated Protective Order, no prior orders were issued as a result of discovery violations.

[3] The Court declines to address the issues related to unauthorized practice of law.

Plaintiff PATRICK MISSUD[4] appearing in proper person; Defendants were represented by Joel D. Odou, Esq. of the law firm of Wood, Smith, Henning & Berman. The Court having considered the briefing, arguments, and the evidence presented and the testimony of witnesses the Court makes the following findings of fact and conclusions of law:

1. Plaintiff PATRICK MISSUD admitted to sending threatening communications to witnesses and counsel in connection with this litigation.

2. Defendant's counsel represented that former employees have refused to cooperate as a result of Plaintiff PATRICK MISSUD's conduct.

3. The irreplaceable loss of witness testimony was not due to the conduct of the Defendants.

4. The Defendants are entitled to defend these claims by presenting evidence that the Plaintiffs' allegations are incorrect; and/or, to present an alternate explanation for the claims.

5. The Defendants have argued that they are hindered and prejudiced in investigating this case.

6. The Defendants are prejudiced in their ability to defend and present evidence regarding this case.

7. Nevada has long recognized that under the law of agency, the actions of an agent in destroying or spoliating evidence are imputed to the principal for the purposes of sanctions. See Fire Insurance Exchange v. Zenith Radio Corp., 103 Nev. 648 (1987) (investigator); Stubli v. Big D International Trucks, 107 Nev. 309 (1991) (investigator/expert and counsel); and, Bass-Davis v. Davis, 122 Nev. 442 (2006) (franchisor).

---

[4] Patrick Missud is an attorney licensed to practice in California, Bar No. 219614.

8. Plaintiff PATRICK MISSUD acted as an agent on behalf of Plaintiff JULIE MISSUD[5] for purposes of this action.

9. In evaluating the seriousness of the prejudice as a result of the threats, the Court has evaluated the factors enunciated in Young v. Ribiero, 106 Nev. 88 (1990) and concludes:

a. There are varying degrees of willfulness of the Plaintiffs ranging from knowing, willful and intentional conduct with an intent to prevent the Defendants' being able to identify the true facts and interview witnesses and more simple intimidation. However, the multiple incidents of threats are so pervasive as to exacerbate the prejudice rather than if each instance were treated as an isolated incident.

b. As a result of this conduct, relevant evidence, i.e. witness testimony, has been irreparably lost.

c. Given the numerous instances of threats, the prejudice to the Defendants in preparing their defense and the intentional nature of Plaintiff PATRICK MISSUD's conduct (taken in conjunction with the intentional violation of the Stipulated Protective Order, *infra*), a sanction less severe than dismissal of Plaintiffs' claims is not sufficient to protect the rights of the Defendants.

d. A fair adjudication on the merits cannot be achieved given the numerous instances of threats to witnesses and prevents the Defendants in preparing a defense in this action.

e. Given the numerous instances of threats, the prejudice to the Defendants in preparing their defense and the repeated nature of Plaintiffs and Plaintiffs'

[5] Plaintiff JULIE MISSUD did not participate in the hearing, but her husband Plaintiff PATRICK MISSUD indicated that his wife was unavailable due to a serious medical condition. None of the affirmative conduct which is a part of this Court's findings was actually performed by Plaintiff JULIE MISSUD.

1 agents conduct over a several month period, a sanction less severe than
2 dismissal of Plaintiffs claims is not sufficient to protect the rights of the
3 Defendants.

4
5 f. Plaintiff PATRICK MISSUD has willfully disregarded the judicial process
6 by his actions.

7 g. Given the involvement of Plaintiff PATRICK MISSUD, sanctions do not
8 unfairly penalize the remaining Plaintiff for the conduct of her agent.

9
10 h. There is a public policy to prevent further abuses and deter litigants from
11 threatening witnesses in an attempt to advance their claims.

12 10. Plaintiff PATRICK MISSUD, became aware that the Court entered the
13 Stipulated Protective Order on April 30, 2010. Plaintiff PATRICK MISSUD had an unsigned
14 copy of the Court's Stipulated Protective Order prior to its entry.

15
16 11. The Stipulated Protective Order spells out the details of compliance in clear,
17 specific and unambiguous terms and Plaintiff PATRICK MISSUD readily knew the obligations
18 the Stipulated Protective Order imposed upon him. Plaintiff PATRICK MISSUD's prior
19 counsel negotiated the Stipulated Protective Order before it was signed by the Court.

20
21 12. Plaintiff PATRICK MISSUD had the ability to comply with the Stipulated
22 Protective Order.

23 13. Plaintiff PATRICK MISSUD has made no effort whatsoever to comply with the
24 terms of Stipulated Protective Order.

25
26 14. Plaintiff PATRICK MISSUD has demonstrated a complete and knowing
27 disregard for his obligations under the Stipulated Protective Order.

28 15. Plaintiff PATRICK MISSUD has not proven any legally cognizable defense to
the contempt of the Stipulated Protective Order.

16. There is clear and convincing evidence that Plaintiff PATRICK MISSUD reposted his websites in violation of the Stipulated Protective Order upon learning of its entry in direct violation of the Stipulated Protective Order.

17. There is clear and convincing evidence that Plaintiff PATRICK MISSUD is knowingly and intentionally in violation of this Stipulated Protective Order and that he is knowingly and intentionally in contempt of Court.

18. The Stipulated Protective Order included a provision at paragraph 4.g. that any violation of the Order may result in the striking of the pleadings.

19. A judgment of contempt should be issued against Plaintiff PATRICK MISSUD.

20. If any of the foregoing findings of fact may be deemed conclusions of law.

CONCLUSIONS OF LAW

1. As a result of those communications, Defendants' counsel represented witnesses have been unwilling to participate in discovery.

2. Defendants have established that there has been substantial prejudice as a result of the threats to witnesses.

3. The Stipulated Protective Order is clear and unambiguous.

4. It is possible for Plaintiff PATRICK MISSUD to comply with the Stipulated Protective Order.

5. Plaintiff PATRICK MISSUD has the ability to comply with the Stipulated Protective Order.

6. Defendants have demonstrated by clear and convincing evidence that Plaintiff PATRICK MISSUD has knowingly and willfully violated and refused to comply with the Stipulated Protective Order.

7. As a result of the discovery abuse and the contempt, the Plaintiffs' Amended Complaint is stricken.

8. Defendants should recover their reasonable costs and attorneys' fees incurred in pursuing these proceedings to enforce the Stipulated Protective Order and to find Plaintiff PATRICK MISSUD in contempt of Court. Defendants shall file their application for costs and attorneys' fees within 30 days of entry of this Order.

9. Accordingly Plaintiffs action against the Defendants is dismissed.

10. If any of the foregoing conclusions of law may be deemed findings of fact.

Dated this 20th day of July, 2010.



Elizabeth Gonzalez, District Court Judge

Certificate of Service

I hereby certify that on the date filed, I served by ~~fax or~~ by placing a copy of this Decision and Order in the attorney's folder in the Clerk's Office as follows:

Joel Odou, Esq. (Wood, Smith, et al)
Fax: 253-6225

Patrick and Julie Missud
Fax: 415-584-7251



Dan Kutinac


D·R·HORTON
DHI
NYSE
America's Builder

June 24, 2010

VIA FEDERAL EXPRESS and E-MAIL

Mr. Patrick Missud
91 San Juan Avenue
San Francisco, California 94112

Dear Mr. Missud:

I am writing on behalf of D.R. Horton, Inc. (the "Company"), which received on June 12, 2010, your stockholder proposal for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at D.R. Horton Tower, 301 Commerce Street, Suite 500, Fort Worth, TX 76102. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

D.R. Horton, Inc.



Thomas B. Montano

Enclosure



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

CC:

November 16, 2009

Thomas B. Montano
D.R. Horton, Inc.
301 Commerce St., Suite 500
Fort Worth, TX 76102

Re: D.R. Horton, Inc.
Incoming letter dated September 29, 2009

Dear Mr. Montano:

This is in response to your letter dated September 29, 2009 concerning the shareholder proposal submitted to D.R. Horton by Patrick Missud. We also have received a letter from the proponent dated October 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples

Heather L. Maples
Senior Special Counsel

Enclosures

cc: ✓Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA 94112

November 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: D.R. Horton, Inc.
Incoming letter dated September 29, 2009

The proposal relates to legal compliance.

There appears to be some basis for your view that D.R. Horton may exclude the proposal under rule 14a-8(f). We note your representation that the proponent failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if D.R. Horton omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which D.R. Horton relies.

Sincerely,



Gregory S. Belliston
Special Counsel

Exhibit F

-----Original Message-----
From: pat missud [mailto:missudpat@yahoo.com]
Sent: Monday, April 28, 2008 6:42 PM
To: Leonard B. Marquez
Subject: criminals and incarceration

Mr. Marquez,

Please tell your former clients that it only takes minutes these days to inflict substantial economic damage to their RICO operations.

Let my intent be very clear.... The criminals will never enjoy the fruits of their illegal operations. I will eviscerate their company, deplete their vast bank accounts, destroy their reputations and hopefully cause as much psychological and physiological damage to them as they have to thousands of better Americans.

Sincerely,

Patrick Missud,

-Son of a mother who was shot at in Europe while Hitler's Panzers were cruising through France, and of a father whos relatives were slaughtered during the Tunisian revolution.

Taking on this $8B corporation is nothing. You just need a little perspective.

Exhibit G

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office/fax
415-845-5540 cellular

April 15, 2008

Wood, Smith, Henning and Berman LLP
c/o Joel D. Odou
7670 West Lake Mead Blvd., Ste. 250
Las Vegas, NV, 89128-6652

Re: A551662
Via: Fax 702-253-6225

Dear Mr. Odou,

Its my great pleasure to again hear from you. In our former matters you and all your Sesame Street friends made things very difficult and expensive for me in court. In response, my solution was to make my puny personal grievance 10,000 times more expensive for Elmo and Grover (Horton and Tomnitz). In only a few short months after changing strategies, lets just say that I made things somewhat *difficult for your multi billion dollar clients* and their eight known attorneys working on that case. Have I mentioned that my legal team is now even larger than theirs? I literally can't even begin to tell you about the federal and state authorities chomping at the bit to get a piece of the action. All these guys make it look like a scrum or scene out of Cops™,.....bad boys, bad boys.......

We both know that your firm will challenge the validity of the services in A551662 and has already scheduled other silly delay tactics. I will either get local Nevada representation or pay for the bond out of my multi million dollar cut from CV 592. As before, my reaction is to make things horrendously expensive for the brothers from Deliverance ™ outside of court. Its now again time to sponsor as many class actions regarding construction defects, misrepresentations and fraud as possible, and to inform wall street, the fed, state attorneys general, consumer groups, activists, the media.......of my progress. To make it time efficient for me to oppose your many motions, I might as well continue locally with another Nevada class action for fraud and deceptive trade practices for tying DHI Mortgage to sales of homes. The complaint is already 110% written and will parallel the San Diego filing. All I have to do is delete the Sherman antitrust claim and select five or ten representative plaintiffs from the hundred or so in my Nevada file. Well done, my second puny grievance has now increased at least 100 fold. That strategy of demanding a bond was quite the coup de gras.

All individual attorneys' contributions in furtherance of well documented D R Horton fraud and other crimes will ultimately be nationally exposed. Your firm will of course receive dishonorable mention and recall that you have already perjured yourself in statements to former Deputy Commissioner EckHardt. I've lost count of the *hundreds* of victims within my nationwide database which support the rampant criminality at D R Horton, aka Baron II, and could make our affairs front page news. Despite all my media contacts however, I have muted myself in not having jettisoned this cat from its bag. Tell the hicks in Texas I will stop once they are snuggling with Skilling and Fastow.

Always inviting a challenge (compared to thermodynamics, this just isn't),



Patrick Missud, TDF
www.drhortonsucks.info and 14 interlinked sites visited by tens of thousands
Encl.
Cc:, Wall Street, Institutional Investors.

Exhibit H

Patrick Missud

Attorney at Law

91 San Juan Ave

San Francisco, CA, 94112

415-584-7251 Office

415-845-5540 Cell

missudpat@yahoo.com

August 8, 2009

Att'n: Defendants and Agencies

Re: Missud v. DHI et al, RICO and Conspiracy to commit RICO

Via: Certified, and e-mail: dennis.barghaan@usdoj.gov, greener@sec.gov

---

Attention Defendants, Agencies and Federal Agents,

This is notice of an imminent RICO and conspiracy to commit RICO suit naming:

RICO operating D R Horton Inc. [DHI] and DHI Mortgage;

Aiding and abetting federal judges Roger Benitez and Saundra Armstrong;

Former South Carolina Magistrate and DHI under the table employee Curtis Coltrane;

Former Nevada Deputy Commissioner and DHI under the table employee Susan Eckhardt;

Criminally enabling defense firms Wendell Rosen Black and Dean, Wood Smith Henning and Berman;

Felonious DHI in house counsel/board members Morice, Buchanan, Buschacher, Galland, Harbour; and

Non feasant State Bars of California, Nevada and Texas.

Syndicated media will first receive copies of the complaint with supporting evidence long before the defendants' summons are served. The following are just the facts, supporting the case for judicial corruption, official corruption, and ethics violations by state Bar members and associations. A limited assortment of official government admissions/records and registered judicial decisions are enclosed or cited, or internet links to web accessible information are provided, or hard copy evidence enclosed with my certified March 18, 2009 letter which you have each positively received. This current letter will soon be posted to www.drhortonsjudges.info for media's and Americans' ease of access. My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending which has cost 300 million Americans trillions of dollars in bail outs while allowing the corporate elite to avoid 'justice.' The compassion that I will now show the named defendants will be similar to that shown by the DHI corporation and its officers towards its own consumers. Every defendant who has "dealt with the devil" will now become a victim of DHI's own corporate fraud and hopefully lose as much as the hundreds/thousands of preyed on, foreclosed and bankrupted DHI consumers found nationwide. Markopoulos exposed Madoff's ponzi scheme which injured only thousands of private investors and several large funds. I plan to expose the miscreants who have caused catastrophic worldwide economic losses.

Rampant Builder/Affiliated Lender RICO:

On July 1, 2009, 8th largest builder/affiliated lender Beazer Homes signed a deferred prosecution agreement, admitted to predatory lending/mortgage fraud, and agreed to $50 Million in consumer restitution. The FBI, SEC and HUD agreed to settle in lieu of prosecuting "Beazer's participation in a scheme designed to increase its mortgage company's profits and sell homes, ... arranging larger loans that consumers could afford, ...fraudulently inflating home prices to offset (incentives)," generally inflating interest rates on the back end, and intentionally overstating consumer income to qualify for home purchases. http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm Scores of Beazer's consumers have been foreclosed on and bankrupted. Hundreds more have been financially ruined.

Ryland, KB and Hovnanian Homes and others have also similarly been found involved in antitrust and predatory lending.
http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf

D.R. Horton's [DHI] sales volume is FOUR times as great as Beazer's and qualifies for a minimum of $200 Million in consumer restitution. Hundreds of official government documents and hundreds more consumer emails in my possession prove the losses with absolute certainty. Hundreds of DHI's consumers have been foreclosed on and bankrupted. Thousands more have been financially ruined. All indications however are that the DHI elite will skate and the white collar criminals will never have to answer for crimes that minorities and small fish regularly pay for....and 'justice' for all.

HUD's Request for my DHI Predatory Lending File:

On July 19, 2006, HUD Director Ivy Jackson personally requested my then small file regarding DHI's regional predatory lending occurring throughout California and Nevada. I was happy to oblige and quickly sent her the documents.

On November 19, 2006 AP syndicated real estate columnist Ken Harney then printed "Builder-lender partnerships draw HUD eye." Within that article he wrote "the statute police have begun intervening in complaints brought by individual consumers who say builders are unfairly forcing them to use their affiliated mortgage companies." The following paragraph then begins to detail the same identical stories that I had sent certified to HUD's Director Jackson. http://www.sfgate.com/cgi-bin/article.cgi?f=/c/a/2006/11/19/REG7TMEK8A1.DTL

Judicial Furtherance, Assistance and Enablement of DHI's RICO:

On June 8, 2009, the U.S. Supreme Court ruled that West Virginia's judge Benjamin should have disqualified himself from an appeal of a $50 million jury verdict against Massey Energy Co because the coal mining company's CEO had been one of his major campaign donors. Benjamin'$$wing vote predictably favored Ma$$ey Energy which had contributed $3M to his re-election. http://www.reuters.com/article/domesticNews/idUSTRE5573RU20090608

In June 2006, South Carolina's "Special Magistrate" Curtis **Coltrane** twice cited DHI's corporate special interests to trump a community's and couple's First Amendment Right to speech and assembly at Beaufort's traditional public forums. [06-CP-07-1658,2224 and http://www.drhortonhomeofhorrors.info/South_Carolina.html However, another Magistrate not on DHI's payroll properly ruled against DHI when it tried to again eliminate the 222 year old right to speech and assembly in Richland County South Carolina. http://www.wistv.com/Global/story.asp?s=6676111 Now in 2009, according to Southern Carolina's Beaufort bench, $pecial Magi$trate Coltrane is no longer in their service nor even practicing law. Perhaps Coltrane'$ former DHI income is $ufficient to $upport hi$life$tyle. His friend of a feather was $imilarly indicted recently on July 31, 2009, $upporting her own life$tyle: http://www.greenvilleonline.com/article/20090731/NEWS/907310329/0/NEWS01/Beaufort-court-clerk-resigns-after-embezzlement-charges

In October 2007, Northern District of California Judge Saundra **Armstrong** quickly closed a DHI predatory lending case which precisely mirrors the smallish $50 Million Beazer deferred prosecution case. $he resoundingly refused the plaintiff's offer to bring dozens (now hundreds) of nationally defrauded consumer contacts to an oral hearing for which there would have been a public record. $he ignored a Clark County court finding of fraud and deceptive trade practices by the $ame defendants, when $he should have given that ruling full faith and credit. Judge $aundra Arm$trong even dismissed an official police report generated in the ordinary course of business by an officer whose official duty was to accurately document the bombing of the plaintiff/whistleblower's truck at 10:00 PM on August 3, 2007. **http://drhortoncouldhavekilledme.com/index.html** Coincidentally, at 10:00 PM that very same evening, the plaintiff's already month long sponsored internet campaign had informed yet another 1000 people nationally of DHI'$RICO. The plaintiff can now point to 200 million reasons why DHI would want to silence him through fear and intimidation. Perhaps Arm$trong can point to $everal hundred thou$and rea$ons why $he found for DHI. [4:07-02625-SBA]. Most recently on August 11, 2009, this court even entered document number 55 into PACER, misrepresenting that it was "filed" by the whistelblower's wife despite her non-involvement in these DHI RICO related matters, and to somehow taint her as a licensed attorney. The northern district's federal judiciary has now taken its own official retaliatory judicial action to prevent a federal informant from truthfully informing government and the public of DHI's nationwide crimes in contravention of CFR Title 18, Section 1513(e). **http://www.law.cornell.edu/uscode/18/usc_sec_18_00001513----000-.html** Another questionable directed verdict by Arm$trong is her dismissal of big money tobacco companies in a suit which should have been the seventh in a row favoring consumers. By the time that $he ruled in December 2003 to break the consumer win streak, it was common knowledge that tobacco companie$manipulated nicotine levels and hooked kids into smoking. **http://stic.neu.edu/ma/8macomplaint.htm** and **http://www.tobacco.org/articles/lawsuit/conley/** Yet another very questionable ruling is when Arm$trong recently refu$ed to accept a settlement agreement which would have required nearly $1.2M in fines and the shuttering of a biotech business. Rather than let those expensive conditions happen, Arm$trong did not accept the settlement but in$tead required the prosecutors to strike a new deal with the wealthy entrepreneur. **http://www.law.com/jsp/article.jsp?id=1202423114944**

In March 2009, Bush Jr's hand picked corporate-favoring Judge Roger **Benitez**, who believes that an unregulated DHI has nothing but consumers' best interests in mind, compelled arbitration for five blatantly defrauded DHI predatory lending victims. The victims' communities were separated by nearly 500 miles, with their DHI originated mortgages issued by different branch offices. A DHI corporate insider from Texas, 1500 miles away, also confirmed that DHI Mortgage's policy in Texas, as well as in California, Nevada, Virginia, Florida, Oregon, Washington, Illinois, Colorado...... is to require consumers to use DHI's affiliated lender otherwise lose their thousands in deposits. On May 20, 2009, the consumer advocacy group Public Citizen printed "Home Court Advantage, How the Building Industry Uses Forced Arbitration to Evade Accountability"
http://www.fairarbitrationnow.org/uploads/HomeCourtAdvantage.pdf In the very well researched 53 page document citing 340 sources, Public Citizen determined that arbitration is overwhelmingly effective for corporation$which keep arbitrator$in busine$$by requiring consumers to capitulate to boilerplate and unconscionable mandatory arbitrations clauses. Indeed, this was the very same finding in document #24 which was timely submitted into evidence. The undeniable mathematical statistics from both these documents are that forced arbitration costs consumers even more money than they have already lost in the original fraud. I have a second and third DHI corporate insider /informant who also agree with the first that DHI illegally ties home sales to mortgage services. There were many ample grounds for invalidating the arbitrations clause. After all "arbitration agreements are favored and 'shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law OR IN EQUITY for the revocation of any contract.'" [3:08-CV-00592-BEN-RBB, Order to Compel Arbitration, page 4, lines 13-15]. Under contracts 101, fraud and non-mutuality rescinds contracts and clauses. Any contract in which fraud is contemplated is also an illegal unenforceable contract. DHI could not have contemplated that contractual fraud would have to be arbitrated under terms of the agreement. Benitez'$deci$ion to force arbitration on these already once defrauded consumers is either incompetent or corrupt.

Federal Cover up of 5 years notice of DHI's RICO :

I can prove a HUD cover up in three different ways. Said cover up is to suppress the information which HUD should have acted on five years ago to prevent our currently growing $3,000,000,000,000 bail out caused by rampant mortgage fraud and predatory lending.

1. On December 31, 2008 the FTC found 205 pages of responsive records to my FTC FOIA request #2009-00355, which sought predatory lending complaints against DHI and DHI Mortgage. One of the 190 pages that the FTC released even contained one of my complaints copied to and then only forwarded by the DOJ. In fact, the FTC recorded about 9 of my complaints and updates that I had sent by certified mail. My predatory lending complaints were among 44 others from 16 other states. All of the FTC's records which I sent were received as carbon copies of letters sent *directly* to HUD. Ironically, HUD has not been able to find *any* of my or any others' complaints in its own archives. HUD though is the primary regulatory

authority to receive, TILA, RESPA and mortgage fraud complaints not only from myself, but from at least 16 other DHI market states.
2. On February 6, 2009 HUD's Office of the Inspector General sent a letter in reply to my HUD FOIA request which sought information regarding predatory lending by DHI, this country's single largest builder/affiliated lender. Their research indicated that there were "no responsive records" to problematic DHI and DHI Mortgage transactions. However, three weeks later on February 27, 2009, HUD miraculously managed to find nearly 7700 administrative records proving builder/affiliated lender fraud against consumers in case 08-CV-01324-AJT-TCB. Then on April 30, 2009, after my second FOIA request again seeking this exact type of information, or a copy of the 7700 administrative records, HUD reiterated the position that it had no responsive records.
3. On March 12, 2007 at 03:24:10 PM clerk 03 accepted and scanned both bar coded certified packages 7006 2150 0001 1108 5058 and 5065 into a computer at the Onondaga Post office. Both 5 ounce packages containing 30 double sided pages of proof of DHI's predatory lending were addressed to HUD and the FTC in Washington DC 20580. The computer generated receipt #0567830036-0096 is also logged into the computer as Bill #1000402285364. This paper receipt was printed seconds after all this computer information was instantly registered within the USPS database. Inexplicably, when one tries to track the packages on usps.com, there is now "no record" of 60 pages of tips to HUD/FTC which could have pre-empted our economic crisis directly linked to predatory lending and mortgage fraud.
4. To this day, my HUD FOIA request remains unfulfilled despite new FOIA guidelines which claim to provide more transparency in obtaining just such government records. I have yet to receive a single document from HUD, the federal agency commissioned to prevent predatory lending and to archive just such records.

State Agent Furtherance and Enablement of DHI RICO:
On June 1, 2006, Nevada's Deputy Commissioner for Mortgage Lending $u$an Eckhardt finally replied to my third subpoena demanding a written explanation as to why she did not investigate DHI Mortgage despite my having forwarded 20 separate instances of predatory lending to her office. By Nevada state law $he was to have provided her answer, without the necessity of any subpoenas, and within 90 days submission of my complaint. Within her 9 month delinquent answer $he essentially stated that although $he issued five licenses to DHI Mortgage, her office could not regulate the company. Twenty six days later, Nevada's Attorney General informed me that they were searching for her replacement and if I could send them my file. Today, Las Vegas is the foreclosure capitol of the world, with 1 in 68 homes already foreclosed or in the process of foreclosure. $u$an Eckhardt is responsible for millions in lo$$e$and the bankrupty of thousands in her own city. I believe $he left town and $ought employment el$ewhere.
http://www.drhortonfraud.com/

In East Hempfield Pennsylvania building code official$ passed rampant, notorious, non code compliant construction defects in favor of DHI. When third party inspectors were asked to review DHI's construction, the massive defects were easily spotted and the County's code official$rapidly terminated.
http://www.donaldhortonisacrook.info/Pennsylvania S.html

Other rampant DHI RICO:
The FBI found Beazer type *appraisal fraud* in DHI's Virginia's Rippon Landing.
http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html DHI's fraudulent appraisals also extended to Florida. **http://www.publicintegrity.org/articles/entry/1265/**
DHI's fraudulent appraisals also extended to Nevada where consumers have stated that the base price of their homes would increase if outside financing was secured. One example being that a home would cost an additional $53,000 if the purchaser/mortgage agent brokered his own loan. A second example being that the base price was so inflated that outside lenders would not finance and the buyer had to close with the much more expensive DHI Mortgage by default. Other (English as a second language) Nevadans have also had their homes reappraised only to find that they had been swindled at the time of their purchase. About half of that community is now bankrupted.

DHI *transfer tax evasion* was discovered in Pennsylvania's Village Grande development. DHI of course had the home buyers pay for their upgrades. Those same upgrades however were conveniently omitted

from transfer taxes when it came time for DHI to pay the state tax.
http://www.donaldtomnitzisacrook.com/

DHI mischaracterizes its work force to *evade payroll taxes* in New Jersey.
http://www.nj.com/news/index.ssf/2008/03/carpenters_union_sues_builder.html DHI did the same in Punta Gorda Florida. **http://jacksonville.com/tu-online/stories/021704/met_14837472.shtml**

DHI forged special inspections records for structural components in Yuba County California.
http://www.appeal-democrat.com/news/brown-49525-homes-county.html

Arson is suspected in DHI's money losing Paramount condominium project in San Diego and another in Vacaville California.
http://www.prnewswire.com/cgi-bin/stories.pl?ACCT=104&STORY=/www/story/01-19-2007/0004509366&EDATE=

DHI misrepresentation in all 27 market states concerning land misrepresentation, warranty and construction defects.
http://www.complaintsboard.com/complaints/d-r-horton-c219874.html#c393078;
http://www.consumeraffairs.com/housing/dr_horton.html; and starting on page 35 at
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

SEC violations:
The SEC has logged complaint HO1042390 in its archives concerning DHI's accelerated closing and threatened deposit forfeiture on an incomplete home to qualify for that quarter's earnings. The house was ready for move in 3 months later in the next quarter. Apparently, that consumer's neighbor also suffered the same fate. Likely scores or hundreds of others had to pre pay for homes they could not live in because Tomnitz' email directives to DHI agents were to meet sales goals every quarter, at all costs, by whatever means to increase stock valuation and outperform peers'.
http://www.donaldtomnitzisacrook.info/Tomnitz_Emails.html

During the recent 2009 2d Qtr earnings conference call, CEO Donald Tomnitz made material misrepresentations to shareholders in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." This despite an overwhelming mountain of proof that he has personal knowledge to the contrary which brings us to DHI's predatory lending....

Rampant DHI predatory lending/mortgage fraud in 17 states according to the FTC's own files, 20 states according to my even more extensive files, and all 27 of DHI's market states by simply surfing the web: "d r Horton predatory lending" or "d r Horton mortgage fraud."
http://www.drhortonhomesstink.info/FTC_Records.html

My own very extensively documented case for which DHI has already produced documents and admissions has yielded blatant DHI lies. DHI had my loan positively and internally approved yet sent me a fraudulent federally certified letter claiming that I had breached their contract of adhesion by "not fulfilling DHI Mortgage's requirements" or becoming "fully approved." The reason for their fraudulent predatory letter informing me that they would retain my deposits and cancel my contract was because I instead 'chose' to finance with Wells Fargo. The greedy DHI board of directors who crafted their antitrust corporate policy leaving consumers no choice in lenders, would not "earn" a mortgage origination commission from me nor be able to resell my loan for their corporation's bottom line. In FACT, Las Vegas DHI Mortgage agent Michael Mason first claimed in two successive letters that I was "approved," then only "preliminarily approved," then "not approved" in a fraudulent statement to DHI's under the table employee and former Nevada Deputy Commissioner, then finally "approved" in California court documents to evade jurisdiction which would have come by way of lying to the California court. Clark County Nevada case #A551662, San Francisco Superior #05-447499, and **http://www.drhortonconfidential.com/id2.html**

In Betsinger, four other Las Vegas DHI agents have already been civilly liable for fraud. [#A503121]. The four criminally acting DHI agents are in addition to the agents involved in my case and several more who are also pervasively found throughout the 190 pages of FTC responsive records. It would seem that all the Las Vegas DHI Mortgage agents were following the same nationwide predatory lending scheme originating from DHI's Fort Worth boardroom just as declared by DHI corporate insiders.

The retaliation that DHI has taken against me as a federal informant in nationally exposing their vast predatory lending and mortgage fraud has occurred four documented times, the last by car bomb. [http://drhortoncouldhavekilledme.com/index.html]. My information and scanned certified letters are posted in 16 web sites on the web which have by now been seen by over a million Americans.
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf, http://www.drhortonconfidential.com/)

DHI defense attorney perjury:
In California, Wendel Rosen Black and Dean attorneys perjured themselves twice to the San Francisco Superior Court, the first time by falsely claiming to have contacted me for an ex parte hearing.
http://www.drhortonconfidential.com/id2.html
In Nevada, Wood Smith Henning and Berman attorneys have perjured themselves three times denying the receipt of certified mail, making false statements to the former DHI corrupted Deputy Commissioner Eckhardt, and in mis-stating a court ordered form of order.
http://www.drhortonconfidential.com/id3.html
In Texas, 5 DHI board members who also happen to be attorneys have been repeatedly notified of discovery of their boardroom originated predatory lending yet have done nothing to stop it.
http://www.drhortonconfidential.com/id5.html
DHI in house counsel's exhibit G in case 08-CV-01324 boldly claims to have "high customer mortgage origination satisfaction." DHI even offers a single letter by a happy customer as proof. The truth though is that DHI ranks slightly better than predatory lenders Ryland and Countrywide. That information was compiled by independent third party JD Power and Associates and posted to the web.
http://www.jdpower.com/corporate/news/releases/pressrelease.aspx?ID=2007166#2007166e (Note that the hyperlink to the hard data no longer works, although there are calls to it which pervasively exist throughout the web. This information is being suppressed so instead, a hard copy record was printed before all the damning data disappeared and was sent in support of my March 19, 2009 letter.) Rather than a single letter in support of DHI's "satisfactory mortgage origination," I offer 44 from the FTC records, and hundreds more from my own archives, all of which claiming that DHI is a predatory lender in at least 20 of DHI's 27 market states.

State Bar Non feasance:
The California bar has been repeatedly notified of California attorneys taking part in DHI's RICO furthering nationwide mortgage fraud, yet has taken no action.
The Nevada bar has been repeatedly notified of Nevada attorney mis-conduct which has enabled DHI's nationwide mortgage fraud, but has taken no action.
The Texas Bar's non feasance starts on page 23 of **http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf** Several certified letters were posted to all these organizations. To date the TX state bar has taken no action against five DHI general counsels and board members who have orchestrated the nationwide predatory lending which has contributed to the world's financial melt down.

Conclusions:
Every single system and organization meant to protect consumers from DHI's predatory lending has completely failed them. This has in part resulted in the current $3 Trillion recession/depression. DHI is the largest builder/affiliated lender which has the highest captive capture percentage whereby its in house affiliated lender DHI Mortgage finances DHI home sales at the astounding 95% rate. [DHI's 10K]. This is the highest among all the builders, however, DHI Mortgage's origination satisfaction is among the lowest of all the builders and just slightly better than Countrywide and Ryland, two mortgage originators already having been found to write predatory loans. Hundreds of nationwide consumers have filed complaints regarding DHI's predatory loans with various organizations including the FTC for years. FTC records show that at least 44 consumers from at least 17 states have claimed that DHI Mortgage originates predatory loans. Federal and state courts have been deluged with predatory lending complaints against

DHI and DHI Mortgage for years. DHI and DHI Mortgage agents Ward, Callihan, Martinez, Mason, Schankin, Collins, Frasure, Knobloch, Yow, Trembly, Branecki, Rivera, Brockway, Pena, Costello, Zenner, Toelle, Howe, Casner, George, Williams, Buckler, Stowell, Grether, Toth, Wolf, Buckingham, Romo, Smith, Teamer, Raddon, Hovander, Belding, Lackman, Rhoades, Leona, Bradshaw, Adoni, Christiano, Boslooper, Kelly, Seifrid, Evans, Medeiros, McVay, Nguyen, Koski, Greenberg...... from Nevada, California, Virginia, Arizona, Oregon, Maryland, Texas, Georgia, Colorado, Washington, New Mexico, Illinois.....have each been implicated, some found civilly liable, and others reprimanded for predatory lending. Federal and state agencies are currently covering up their lack of enforcement of consumer protections laws because their liability to the general public is overwhelming. A corrupt Nevada Commissioner has made Las Vegas the foreclosure capitol of the world having decimated property values in that area for every single property owner. Judicial and official corruption in South Carolina's Beaufort and Bluffton Counties is rampant. The federal and state judiciaries have furthered and enabled DHI in fleecing consumers and now American tax payers of their hundreds of millions of TARP funds by time and again favoring DHI's corporate interests over consumers'. DHI's defense attorneys who have taken ethical oaths to not further crimes have nevertheless taken an active role in assisting DHI's RICO. State bars which are supposed to police attorneys have been proven impotent or reluctant to stop the attorneys' criminal acts.

The intent of the forthcoming RICO filing is to provide a permanent record of defendants' roles in assisting the DHI criminal enterprise. Even CEO Tomnitz stated in the second quarter conference call that DHI has "originated billions in loans over the past ten years." Those predatory loans could have been stopped by HUD five years ago, by Commissioner Eckhardt three years ago, by judge Armstrong two years ago, and by judge Benitez this year. Another reason to file this imminent RICO suit is to trigger defamation claims by the individuals or disbarment proceedings by the defendant organizations. Once these have been initiated, I can blindly reach into my file cabinet, withdraw several hundred recounts of DHI's predatory lending, prove every single allegation with certainty and achieve the public exposure that I now require. Know that DHI sued the Scripps Broadcasting Corporation in 1999 for far less negative exposure than I have already brought them, yet DHI doesn't attempt to sue me for fear of additional exposure. [99-CV-196]. DHI filed a SLAPP suit against consumers in Safe Homes Nevada but lost to an honest judge applying the First Amendment. **http://www.reviewjournal.com/lvrj_home/2003/May-29-Thu-2003/business/21422432.html** DHI twice filed injunctions preventing speech in South Carolina and was only successful because judge Coltrane was on their payroll. The next honest South Carolina judge properly refused DHI injunctive relief and allowed sacrosanct inalienable speech and peaceful assembly to continue as it has for 222 years.

To the federal judges receiving this transmission: As an attorney I am supposed to respect court rulings. I have completely disrespected yours, linked your decisions to corruption or incompetence, already contacted media, and should be disciplined with contempt of court. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the state bars receiving this transmission: As an attorney I am supposed to follow ethical codes of conduct. I have in many instances not followed those canons. You should each initiate an investigation into my actions. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the federal agents receiving this transmission: In the Beazer deferred prosecution, the DOJ states that indicting the principles at Beazer is not a consideration because it employs 15,000 individuals and would have a detrimental effect on unemployment. This is not the case since the builders generally hire sub contractors and have few corporate employees. DHI's Donald Tomnitz is on record during the Q2 2009 conference call claiming that his company, the largest of residential builders, employed only 2,900 people. There would be a negligible, if any, net loss in jobs if DHI were to completely fold. DHI's market share would be easily absorbed by over 15 of its competitors which would be happy to see it go, employ some of its less criminal agents, and hire DHI's leveraged and undercut/over-worked sub contractors. However, a bankrupted DHI would injure the interests of thousands of its victims created through predatory lending, warranty misrepresentation, land sale misrepresentation, construction defect......... so instead I suggest the following. In 2006, Chairman Donald Horton ranked as the 606th richest man in the world and should

restore consumer losses from his own pocket. I understand that the entire DHI board was also very well compensated and even received bonuses for defrauding thousands over the course of years. One such director was even Francine Neff, the former U.S. Treasury Secretary hired to peddle political influence on Capitol Hill and meet with Franklin Raines of Fannie Mae infamy.
http://sec.edgar-online.com/horton-d-r-inc-de/def-14a-proxy-statement-definitive/2005/12/14/Section3.aspx
http://seattletimes.nwsource.com/html/businesstechnology/2004358433_webraines18.html

Very well established mail fraud and racketeering laws should provide federal agencies with the jurisdiction to take such actions. Since profits from illegal undertakings should be disgorged, I recommend starting with the felons (and former high ranking federal officials) in Fort Worth.

Just the facts, just sue me,

/S/ Patrick Missud

Patrick Missud, Esq. CA #219614

P.S.: 1.Can I have my HUD FOIA request now?
2.The usps positively "accepted" the following in the few seconds after they were scanned into the usps database:

Holder #7009 0080 0001 6752 8689;
Armstrong -8696; Benitez -8702; Cal Bar -8719.

In numerous states throughout the Country, local, state and even federal officials have time and again supported D R Horton to the detriment of consumers ..... and perhaps even received a benefit for themselves. See the official documents within. Contact me as below:

Patrick Missud
91 San Juan Avenue
San Francisco, CA, 94112
415-845-5540
FAX 415-584-7251
missudpat@yahoo.com

Exhibit I

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cell

September 22, 2008

Texas Attorney General Greg Abbott
P O Box 12548
Austin, TX, 78711-2548

Re: **Texas Penal Code § 31.03. THEFT.**
Via: Certified Mail #70081300000208261079, Mail, Email, World Wide Web

Attention Attorney General Abbott, 7008 1300 0002 0826 1079

The following Texas statute applies as Equally [as in Federal Equal Protections Act] to both Texas' inner city Black, Latino and otherwise minority community, and the white collar Caucasian elite such as Donalds Tomnitz and Horton. Please know that the media will of course receive a copy of (allegations in) this letter, and *official documented court and government proof, facts and evidence*. The aforementioned criminals will not walk away as has the now infamous Angelo Mozillo of Capitol-Hill-testifying, (formerly) Countrywide fame.

§ 31.03. THEFT
(a) A person commits an offense if he unlawfully appropriates property with intent to deprive the owner of property.
(b) Appropriation of property is unlawful if: (1) it is without the owner's effective consent;
(c) For purposes of Subsection (b):
(1) evidence that the actor has previously participated in recent transactions other than, but similar to, that which the prosecution is based is admissible for the purpose of showing knowledge or intent and the issues of knowledge or intent are raised by the actor's plea of not guilty;
(2) the testimony of an accomplice shall be corroborated by proof that tends to connect the actor to the crime, but the actor's knowledge or intent may be established by the uncorroborated testimony of the accomplice;
(e) Except as provided by Subsection (f), an offense under this section is:
(4) a state jail felony if: (A) the value of the property stolen is $1,500 or more but less than $20,000;
(f) An offense described for purposes of punishment by Subsections (e)(1)-(6) is increased to the next higher category of offense if it is shown on the trial of the offense that:
(2) the actor was in a contractual relationship with government at the time of the offense and the property appropriated came into the actor's custody, possession, or control by virtue of the contractual relationship; or
(3) the owner of the property appropriated was at the time of the offense an elderly individual.

Definitions:
(3) Consent is not effective if: (A) induced by deception or coercion;
(5) "Property" means: (C) a document, including money, that represents or embodies anything of value.

LEGAL ANALYSIS:
(a) Unlawful Appropriation:

In countless federal districts and states throughout the nation, consumers have *filed court complaints* that DHI has unlawfully appropriated money through deceptive trade practices, fraud, or theft by: repeatedly increasing 'good faith estimates' and closing costs; offering bait and switch interest rates; reneging on 'incentives' including cash discounts or upgrades; misrepresenting taxes, HOA and other yearly dues; inflating appraisals; requiring use of more expensive affiliate DHI Mortgage; promising illusory warranty; substituting materials of lesser quality; misrepresenting the status of transferred or adjoining land and amenities; .... Several consumers have even already received favorable judgments in these very same regards. A long and varied list of these cases is included as exhibit 1. [Ex. 1].

Internationally *on the web*, and through state building divisions and BBB's, hundreds of consumers have posted similar complaints regarding all of the above. Within my own database, I have dozens/hundreds of similar stories. A very few of these exhibits are included in a condensed version as exhibit 2 Note that the list was compiled as long as a year ago. Many, many more victim statements are available upon your simple request. [Ex. 2].

(b) Appropriation by ineffective consent:

In federal districts and states throughout the nation, consumers have *filed declarations* stating that their consent to purchase DHI's homes, upgrades and mortgage products was involuntary and *induced by deception or coercion.* As soon as DHI cashes 'forfeitable' deposits, terms once favorable to the consumer are suddenly changed to benefit DHI instead. Please revisit exhibits 2 and new exhibit 3. [Ex. 3].

(c)(1) Similar previous participation as evidence of intent:

Starting February 2004, DHI's Board received certified notice of their attempted theft in my own personal case. Shortly thereafter, I sent DHI evidence of *20 additional consumer-victims* who had actually been defrauded. In September 2005, DHI's chief litigation counsel David Morice submitted a declaration in support of DHI's reply in California case 05-444247 wherein the specifics of the nationwide theft were detailed. Shortly thereafter and for over one year, *dozens more instances of nationwide crime* were brought to DHI's attention. Once again, DHI's chief litigation department acknowledged certified receipt of the dozens of additional fraud. In federal case 07-2625 JL, DHI's CEO Tomnitz and Chairman Horton were each named defendants and received their very own copies of the complaint wherein specifics of their *personal participation* of the nationwide theft was again laid out. DHI was reminded that additional future theft of unwitting consumers would be discovered. *Dozens more instances* of nationwide theft have since been brought to DHI's attention, some as recently as last month. [Ex. 4].

(c)(2) (Un)corroborated testimony of an (accomplice):

Many insiders have chosen not to conspire with DHI's Board to avoid becoming accomplices. They have *corroborated* that DHI policy is, and was, to require a minimum profit on DHI Mortgage services which are bundled with home purchases. After consumers sign purchase contracts, home prices increase or decrease depending on whether DHI Mortgage is used. After consumers sign contracts, locked interest rates and incentives increase and decrease respectively. After consumers sign contracts, origination fees increase and material specs diminish. After consumers sign contracts, ... DHI gets greedy. Those other *DHI agents who have become the Board's accomplices* have been very prolific and have even corroborated this (allegation). These accomplices have likely defrauded thousands of consumers from Ca, Nv, Fl, Va, Ill, Co, Tx, ... [Ex. 1,2,3, new 5, many others are available].

(e)(4) Value of the property stolen:

In virtually every offense, the value of money stolen or appropriated without effective consent exceeds $1500. Indeed, specifically for predatory lending victims, the last minute inflated closing costs are usually by themselves *in excess of this minimum felony threshold*. For warranty victims, the value of bonafide but unwarranted repairs nearly always exceeds this amount. For victims of land misrepresentation, damages are in the tens of thousands. For victims of...... The multiple counts of felony theft are anticipated to be in the thousands. [Ex. 1,2,3,5].

(f)(2) Heightened punishment if contractual relationship with government:

Mortgage loans are *regulated by HUD, insured by the FHA* and monitored through other various federal and Texas entities. Rules regarding interest rate offers, or their fraudulent manipulation, are regulated by the federal banking committee. The Equal Opportunities Committee ensures that minorities are not discriminated against for said mortgage applications, and the ECOA was enacted to prevent disparate issuance of credit for this group. Just last year, DHI originated 96% of the 41,000 HUD, FHA, FBC, ECOA backed, insured and regulated mortgages, many of which under fraudulent terms, targeting minorities for disparate treatment, and absolutely known about with particularity by both Tomnitz and Horton. [Ex. 2 and new 6].

(f)(3) Heightened punishment if offense on an elderly individual:

Back in 2004, Sugarland Tx, fixed income senior Dorina Corrente was promised a 'good faith' 4.018% fixed interest DHI Mortgage originated loan. DHI called her a week before closing to sign the 9% loan they had crafted. Dorina has since had to beg her outside bank to extend the 6% adjustable rate loan which was quickly cobbled together in desperation after DHI's bait and switch. Dorina will even testify under oath in this very regard at the TRCC sunset commission's hearing on September 23, 2008. *For over two years, Tomnitz and Horton were repeatedly notified of this and other similar senior abuses.* I was very clear in warning them through Nevada counsel that if any other seniors were found to have been similarly defrauded, that the "squeal" scene from "Deliverance" would ensue......; then came the discovery of defrauded fixed income retirees Wilson and Marcu. Thankfully, no one took me literally. [Ex. 3 and new 7].

CONCLUSION:

In conclusion, I leave you with a riddle: It migrates south for the winter; waddles when walking; floats in water; "quacks' to its brethren when flying in 'V' formations; tastes great when either smothered in orange-currant glaze, or made crispy and served along side scallions in a Peking plum sauce. What is it?

Unless things are 'made right,' I will cause this to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merill Lynch, Wachovia, WaMu, Fannie Mae and Freddy Mac ($25B), AIG($85B), ...Goldman Sachs/Morgan Stanley rescue...Mortgage Securities Ballout...+$700B...... because *every single federal entity (and Texas)* in a position to act, has had *sufficient evidence* to act *for years* to prevent this egregious white collar criminal activity directly responsible for the (near) collapse of international economies.

On behalf of the thousands/millions of Americans deserving of Equal Protections -and not the very, very few white collar DHI millionaires inclusive of Donald Tomnitz and $1.4B Donald Horton who have to date been above Texas law, Federal law and OUR Constitution,

/S/ Patrick Missud
Encl.
Cc: State Attorneys General; mass media; Wall Street;

U.S. Department of Justice
C/o Director Robert Mueller
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
#70081300000020826- 1086
7008 1300 0002 0826 1086

Federal Trade Commission, Room 240-H
Consumer Response Center, c/o Donald S. Clark
Washington, DC, 20580
FTC Ref. No. 9548361
-1093
7008 1300 0002 0826 1093

Ivy M. Jackson, Director RESPA
US Dept. of HUD
Washington, DC, 20410-8000
-1109
7008 1300 0002 0826 1109

SEC Complaint Center, c/o Bob Greene
100 F Street NE
Washington, D.C. 20549-0213
-1116
7008 1300 0002 0826 1116

U.S. Department of Justice
C/o Michael Mukasey
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
-1123
7008 1300 0002 0826 1123

Office of Chief Counsel
Division of Corporation Finance, SEC
100 F Street, NE
Washington, DC, 20549
-1130
7008 1300 0002 0826 1130

Nevada Attorney General Masto
Grant Sawyer Bldg.
555 E. Washington Ave Suite 3900
Las Vegas, Nevada 89101
-1147
7008 1300 0002 0826 1147

FBI Field Office, San Francisco
450 Golden Gate Avenue, 13th Flr.
San Francisco, CA, 94102-9523
-1154
7008 1300 0002 0826 1154

Obama for America
P.O. Box 8102
Chicago, IL 60680
-1161
7008 1300 0002 0826 1161

John McCain 2008
P.O. Box 16118
Arlington, VA 22215
-1178
7008 1300 0002 0826 1178

Gibson, Dunn, Crutcher
c/o Elizabeth Ising
Fax: 202-530-9631, 10:00 AM PST

-All other unlimited outlets until justice is finally Equally distributed under the laws.

NOTE: Att'n Federal Agencies: To avoid the resubmission of identical exhibits sent over the course of years, all the above supporting exhibits can be requested either from Attorney General Abbott, or again from my office upon request.

Exhibit J

PATRICK MISSUD
Engineer/Contractor/Businessman
Consultant/Unfortunate Attorney
91 San Juan Ave.
SF, CA, 94112
845-5540 Cell

September 21, 2009

Office of the Chief Trial Counsel/Intake
State Bar of California, c/o Adriana Burger
1149 South Hill Street
Los Angeles, CA, 90015-2299

Via: Certified #7009 0080 0001 6752 -8788

Attention State Bar Agents,

This letter is to memorialize my September 17th afternoon conversation with state Bar agent Burger who refused to reduce anything to writing or follow up on my certified complaint # 70090080000167528740 received at 9:29 AM on August 28, 2009. Our conversation dealt with the following themes.

I. State Bar's Non-feasance and Enablement of the Mortgage Meltdown:
Way back in November 2005, I submitted a complaint with overwhelming evidence to prove court misrepresentations by attorney/co-conspirators from megafirm Wendel Rosen Black and Dean. Marquez, Ross and the Wendel firm were defending predatory lender/fraudulent mortgage originator D R Horton [DHI]. Rather than investigate the attorneys and firm, the Bar passed the buck and required that I myself reach into my pocket, punch the clock and police the co-conspirators in San Francisco's County Court. Since the judge did not want to weigh in on a pissing match, the unethical attorneys and their consumer-crushing corporate defense firm went on and on and on to further DHI's criminal RICO as is very extensively documented within numerous corroborating sources and detailed federal records. To recap the complaint: the attorneys learned of my absence from California, avoided contact with me by cell phone (the number was listed throughout the documents that they themselves submitted in support of their motion) and then scheduled an ex parte hearing just a few hours before my return to conceal evidence of their client's nationwide predatory lending/mortgage fraud/TARP requiring/$3,000,000,000,000 wall street bail out funding paid by 300,000,000 tax paying Americans. Ms. Burger claimed that because I did not get what I wanted then, that I was "bullying" the state Bar now. Exhibits 1.

II. Bullying:
Ms. Burger had the audacity to claim that I, merely one of thousands of individual Bar members, was "bullying" ~~the~~ infinitely more powerful California Bar, the entity which regulates my license, ~~is incorporated~~, burgeons with attorneys, has in house Chief Counsel, and is capitalized to the hilt. I draw the Bar's attention to exhibits 2 wherein Burger will find real world examples of "bullying:" Melendez/Jenkins who were admonished by $8B DHI's defense counsel that they "don't have to go in there." "There" was the Beaufort County court house where Magistrate Curtis Coltrane, and DHI's covert employee, would soon rule against their inalienable First Amendment rights. Oh, by the way the Beaufort Bench stated that he is no longer practicing law and thanked me for my corroporation [Spelling Correct]. How about Corrente who has required

that a dozen Texas state agencies intervene on her behalf because $8B DHI repeatedly promises and then reneges on warranted repairs. She is one of hundreds in my database all of whom confirm *last week's* J D Power's survey that statistically finds for a second year in a row that DHI has the lowest customer warranty satisfaction and greatest number of minor and major construction defects. If the Bar isn't too busy non- feasing, passing the buck, or otherwise sleeping, please visit: http://www.jdpower.com/Homes for confirmation that $8B DHI drags its feet and leaves consumers to make repairs on their own dimes. How about $8B DHI extorting the Aranov's into consummating increasingly onerous real estate "deals." The base price of Yevginy's home shot up suddenly at closing, just like the interest rate on Eleanora's doubled her monthly mortgage payments. Surprise! Compare this to the English-deficient Yoons and Songs who also put substantial deposits on their $8B DHI built homes, and then had them "forfeited" because they didn't capitulate to DHI's increasing financially crushing terms. Olga Dodson was told by $8B DHI that if she didn't sign on the dotted line, that they would steal her $82,000 and then forclose on her house to make up the difference. I could add over another hundred stories from my personal archives, append at least 500 emails, or pull out 190 pages of FTC records, but will instead describe how $8B DHI tried to illegally compel me into their antitrust tying of mortgage services to my home's purchase. After being FULLY approved, the pricks sent a letter stating that because I had "not completed lender requirements" they would "forfeit my deposits." I then immediately flew to Vegas, high on Vicodine prescribed for kidney pain, to MAKE them sell me my home funded by MY chosen lender. *Those* recounts are about fucking bullying. You want more, then just ask.

III. Harassment:

Ms. Burger claims that my Bar letters sent to her attention amounts to "harassment." Little 'ole $8B DHI also claimed the same "harassment" in Clark County fraud case #A551662 wherein they produced over 1000 pages of NOTICE which I had sent them regarding $8B DHI's discovered nationwide predatory lending and other RICO. $8B DHI's defense counsel again claimed the same "harassment" in California's Southern District of San Diego antitrust case #08-cv-00592 wherein they requested judicial notice of another 1000 documents including "correspondence from plaintiff's counsel, Patrice/Patrick Missud." Those mother fuckers had years long NOTICE of $8B DHI's nationwide predatory lending and other RICO, conveniently forgot their ethic$, a$$isted $8B DHI in fleecing thousands of already defrauded DHI consumers a second time, and guaranteed the rip-off of thousands more well into the future. $8B DHI yet again claimed the same "harassment" in California's Northern District of San Francisco case #07-cv-02625 over two years ago and long before the first $700M in TARP funds were disbursed from 300,000,000 taxpayers' pockets. Remember that TARP was specifically created in part to pay for $8B DHI's mortgage fraud/predatory lending which has led to colossal nationwide foreclosures where it "sold" (extorted buyers) the most homes, namely Stockton, Merced, Sacramento, San Diego, Las Vegas...... By the way, the California and Illinois Attorneys General, as well as HUD, the FTC, DOJ, SEC and select media each also received NOTICE, or 800 page files, some USPS certified, containing oodles of contact information for defrauded $8B DHI consumers found nationwide.

IV. Regulation:

Ms. Burger claimed that because the files were closed, the Bar could not regulate the licensed mal feasing attorneys. I recall that a certain Nevada Deputy Commissioner came to the same finding regarding DHI's mal feasing agents. Susan Eckhardt was replaced within 26 days of her ridiculous statement. She was the third such State Commi$$ioner found to be on private intere$t$' payrolls. Perhaps she should be shackled and sent to Leavenworth. Exhibit 3.

V. Appeal:

Ms. Burger told me that my current recourse was to "appeal the Bar's no action decision to the California Supreme Court." Firstly, the SOL puts me sol. Even if I had the opportunity however, the legal $y$tem is far too expensive and slow to produce any useful results. In 2004, I brought my and others' DHI consumer fraud information to federal and Nevada authorities to "appeal" for their help. Bush's federal agents were told not to investigate, and by then some Nevada officials were already in the pocket of the 606th richest man on the planet, Donald Horton. In 2005, I appealed to California's Superior Court which allowed for dismissal of $8B DHI's back breaking, foreclosure prompting, family bankrupting nationwide RICO for only procedural reasons. I appealed for help in 2006 to 26 other state regulators and again to the fed to stem $$$DHI's$$$$ white collar criminal grand theft and fraud taking place across state lines and through mail and wire, but nothing was done. In 2007, over one full year prior to the Bear-Stearns/Lehman /Fannie/Freddie financial disasters, I appealed to the northern circuit which had *every document required* to put a stop to the world's current financial crisis caused directly by the same type of predatory lending that $8B DHI is renowned for, but for $ome rea$on judge Arm$trong ruled in $8B DHI'$ favor. In 2008, I appealed to class action litigators to do what I and apparently everyone else could not do, namely touch the untouchable Donald Horton and his Third Reich. Judge Benitez $aw it DHI'$ way yet again despite overwhelming interstate corroboration of fraud. Now in 2009, I have run out of appeals and patience but have rather gone straight to the media to expose the official and judicial corruption. Instead of only crying wolf way back in 2004, I should have been screaming holocaust. Exhibit 4.

VI. Conclusion:

Thank you for the further opportunity to prepare exhibits which will be filed in support of my RICO suit naming the Bar, and several officials and judges. Keep in mind that the enclosures are a mere fraction of the documents I possess and have amassed through 18 sites which feature at least 1000 documents available on the world wide web. Since the $pecial intere$t$ are too powerful, well connected and enabled by the $maller fi$h, I absolutely have to expose them (you) instead.

With the greatest sincerity and "To Preserve and Improve our Justice System." [read your fucking Bar cards]

Patrick Missud; ME, CE, GC, JD, last and very least attorney

Encl.

Cc: Media through the fair reporting exception following RICO suit filing.

Armstrong #...-8795

Benitez #...-8801

Exhibit K

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Monday, August 09, 2010 2:35 PM
To: dennis.barghaan@usdoj.gov; greener@sec.gov; Melanie.Proctor@usdoj.gov
Cc: Joel D. Odou; Patricia J. Peterson; Nadin J. Cutter; itservicedesk@nvcourts.nv.gov
Subject: Nevada's proven furtherance of DHI's RICO

Good afternoon all,

State and Federal Agents-

Since its obvious that the criminal directors at DHI are to walk because of their political connections, I am now filing my papers first with the media. We are up to several corrupted commissioners in two states, several corrupted judiciaries in perhaps three states, several corrupted council people from at least 6 states, clear violations of both state and federal laws in 27 states, and very clear retaliation against a federal whistle blower from California. Americans will be protected from Donalds Horton and Tomnitz despite Nevada's best efforts at concealment and suppression.

Also, HUD has not replied to my renewed FOIA request, and the SEC has not yet updated me on compelling DHI to print this year. I trust that those will be in the mail this week?

Mr. Odou and Clerks in Department 11-
Your courtesy copies are attached without the voluminous exhibits. Those can be found on the web or in wiznet. The media has already received their copies. I am awaiting DHI's final fees and costs award for inclusion in Missud v Nevada; Eighth Judicial District Court of Clark County et al.

Very, Very Sincerely,
Patrick Missud
"To Preserve and Improve Our Justice System in Order to Assure a Free and Just Society Under Law" -Not just for the rich who have destroyed millions world wide.

cc: Media

Exhibit L



Electronically Filed
07/21/2010 02:22:12 PM

CLERK OF THE COURT

ORDR

DISTRICT COURT

CLARK COUNTY, NEVADA

PATRICK A. MISSUD and JULIE MISSUD, husband and wife

Plaintiffs,

vs.

D. R. HORTON, INC.; DHI MORTGAGE COMPANY LTD. LP; and ROE CORPORATIONS I THROUGH X,

Defendants,

Case No. 07 A 551662
Dept. No. XI

DECISION AND ORDER

The Court conducted an evidentiary hearing[1] on July 20, 2010 regarding Defendant's Motion Requesting that the Court Issue an Order to Show Cause as to Why the Plaintiffs Should Not be Held in Contempt of Court for Violating the Court's April 19, 2010 Stipulated Protective Order and Request for Evidentiary and Monetary Sanctions filed on April 29, 2010 and Defendants Motion for Terminating Sanctions and Costs and Fees for Plaintiffs' Continued Discovery Abuses,[2] Plaintiffs' Personal Treats Against Defense Counsel and for Plaintiffs' Retaliation for the Defendants' Attempt to Engage in Discovery filed on January 29, 2010.[3]

[1] The Court heard this matter following a initial determination by the Discovery Commissioner. See Discovery Commissioner's Report and Recommendations, dated July13, 2010.

[2] Other than the Stipulated Protective Order, no prior orders were issued as a result of discovery violations.

[3] The Court declines to address the issues related to unauthorized practice of law.

Plaintiff PATRICK MISSUD[4] appearing in proper person; Defendants were represented by Joel D. Odou, Esq. of the law firm of Wood, Smith, Henning & Berman. The Court having considered the briefing, arguments, and the evidence presented and the testimony of witnesses the Court makes the following findings of fact and conclusions of law:

1. Plaintiff PATRICK MISSUD admitted to sending threatening communications to witnesses and counsel in connection with this litigation.

2. Defendant's counsel represented that former employees have refused to cooperate as a result of Plaintiff PATRICK MISSUD's conduct.

3. The irreplaceable loss of witness testimony was not due to the conduct of the Defendants.

4. The Defendants are entitled to defend these claims by presenting evidence that the Plaintiffs' allegations are incorrect; and/or, to present an alternate explanation for the claims.

5. The Defendants have argued that they are hindered and prejudiced in investigating this case.

6. The Defendants are prejudiced in their ability to defend and present evidence regarding this case.

7. Nevada has long recognized that under the law of agency, the actions of an agent in destroying or spoliating evidence are imputed to the principal for the purposes of sanctions. See Fire Insurance Exchange v. Zenith Radio Corp., 103 Nev. 648 (1987) (investigator); Stubli v. Big D International Trucks, 107 Nev. 309 (1991) (investigator/expert and counsel); and, Bass-Davis v. Davis, 122 Nev. 442 (2006) (franchisor).

[4] Patrick Missud is an attorney licensed to practice in California, Bar No. 219614.

8. Plaintiff PATRICK MISSUD acted as an agent on behalf of Plaintiff JULIE MISSUD[5] for purposes of this action.

9. In evaluating the seriousness of the prejudice as a result of the threats, the Court has evaluated the factors enunciated in Young v. Ribiero, 106 Nev. 88 (1990) and concludes:

a. There are varying degrees of willfulness of the Plaintiffs ranging from knowing, willful and intentional conduct with an intent to prevent the Defendants' being able to identify the true facts and interview witnesses and more simple intimidation. However, the multiple incidents of threats are so pervasive as to exacerbate the prejudice rather than if each instance were treated as an isolated incident.

b. As a result of this conduct, relevant evidence, i.e. witness testimony, has been irreparably lost.

c. Given the numerous instances of threats, the prejudice to the Defendants in preparing their defense and the intentional nature of Plaintiff PATRICK MISSUD's conduct (taken in conjunction with the intentional violation of the Stipulated Protective Order, *infra*), a sanction less severe than dismissal of Plaintiffs' claims is not sufficient to protect the rights of the Defendants.

d. A fair adjudication on the merits cannot be achieved given the numerous instances of threats to witnesses and prevents the Defendants in preparing a defense in this action.

e. Given the numerous instances of threats, the prejudice to the Defendants in preparing their defense and the repeated nature of Plaintiffs and Plaintiffs'

---

[5] Plaintiff JULIE MISSUD did not participate in the hearing, but her husband Plaintiff PATRICK MISSUD indicated that his wife was unavailable due to a serious medical condition. None of the affirmative conduct which is a part of this Court's findings was actually performed by Plaintiff JULIE MISSUD.

agents conduct over a several month period, a sanction less severe than dismissal of Plaintiffs claims is not sufficient to protect the rights of the Defendants.

f. Plaintiff PATRICK MISSUD has willfully disregarded the judicial process by his actions.

g. Given the involvement of Plaintiff PATRICK MISSUD, sanctions do not unfairly penalize the remaining Plaintiff for the conduct of her agent.

h. There is a public policy to prevent further abuses and deter litigants from threatening witnesses in an attempt to advance their claims.

10. Plaintiff PATRICK MISSUD, became aware that the Court entered the Stipulated Protective Order on April 30, 2010. Plaintiff PATRICK MISSUD had an unsigned copy of the Court's Stipulated Protective Order prior to its entry.

11. The Stipulated Protective Order spells out the details of compliance in clear, specific and unambiguous terms and Plaintiff PATRICK MISSUD readily knew the obligations the Stipulated Protective Order imposed upon him. Plaintiff PATRICK MISSUD's prior counsel negotiated the Stipulated Protective Order before it was signed by the Court.

12. Plaintiff PATRICK MISSUD had the ability to comply with the Stipulated Protective Order.

13. Plaintiff PATRICK MISSUD has made no effort whatsoever to comply with the terms of Stipulated Protective Order.

14. Plaintiff PATRICK MISSUD has demonstrated a complete and knowing disregard for his obligations under the Stipulated Protective Order.

15. Plaintiff PATRICK MISSUD has not proven any legally cognizable defense to the contempt of the Stipulated Protective Order.

16. There is clear and convincing evidence that Plaintiff PATRICK MISSUD reposted his websites in violation of the Stipulated Protective Order upon learning of its entry in direct violation of the Stipulated Protective Order.

17. There is clear and convincing evidence that Plaintiff PATRICK MISSUD is knowingly and intentionally in violation of this Stipulated Protective Order and that he is knowingly and intentionally in contempt of Court.

18. The Stipulated Protective Order included a provision at paragraph 4.g. that any violation of the Order may result in the striking of the pleadings.

19. A judgment of contempt should be issued against Plaintiff PATRICK MISSUD.

20. If any of the foregoing findings of fact may be deemed conclusions of law.

CONCLUSIONS OF LAW

1. As a result of those communications, Defendants' counsel represented witnesses have been unwilling to participate in discovery.

2. Defendants have established that there has been substantial prejudice as a result of the threats to witnesses.

3. The Stipulated Protective Order is clear and unambiguous.

4. It is possible for Plaintiff PATRICK MISSUD to comply with the Stipulated Protective Order.

5. Plaintiff PATRICK MISSUD has the ability to comply with the Stipulated Protective Order.

6. Defendants have demonstrated by clear and convincing evidence that Plaintiff PATRICK MISSUD has knowingly and willfully violated and refused to comply with the Stipulated Protective Order.

7. As a result of the discovery abuse and the contempt, the Plaintiffs' Amended Complaint is stricken.

1 8. Defendants should recover their reasonable costs and attorneys' fees incurred in
2 pursuing these proceedings to enforce the Stipulated Protective Order and to find Plaintiff
3 PATRICK MISSUD in contempt of Court. Defendants shall file their application for costs and
4 attorneys' fees within 30 days of entry of this Order.

5

6 9. Accordingly Plaintiffs action against the Defendants is dismissed.

7 10. If any of the foregoing conclusions of law may be deemed findings of fact.

8 Dated this 20th day of July, 2010.

9

10

11

12 

13 Elizabeth Gonzalez, District Court Judge

14

15 **Certificate of Service**

16 I hereby certify that on the date filed, I served by ~~fax or~~ by placing a copy of this Decision and Order in the attorney's folder in the Clerk's Office as follows:

17

18 Joel Odou, Esq. (Wood, Smith, et al)
Fax: 253-6225

19

20 Patrick and Julie Missud
Fax: 415-584-7251



21 Dan Kutinac

22

23

24

25

26

27

28

Exhibit M

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

August 26, 2009

Office of the Chief Trial Counsel/Intake
State Bar of California
1149 South Hill Street
Los Angeles, CA, 90015-2299

Re: California Attorney Complaint
Via: Certified 7009 0080 0001 6752 8740

Dear Agent,

Please find enclosed a formal complaint form. This cover letter also serves as attachment to item #7.

Discovery of court sanctioned widespread fraud creating devastating consumer losses has me questioning my own actions and wondering whether I am fit to be a Bar member. I therefore demand a formal investigation into my actions.

Complaint Item #7:

Per Rule 1-100, the Rules of Professional Conduct are to "protect the public and to promote respect and confidence in the legal profession." I have on numerous occasions broadcasted my disdain for, and lack of confidence in, the legal profession. A few of my certified letters 7008 1830 0004 9112 6112/6129 and 7009 0080 0001 6752 8696/8702/8719 dated March 19, 2009 and August 8, 2009 have been sent and received by the Bar and federal judges as proof. Several letters have also already been registered in PACER under case #07-CV-02625 SBA.

I have violated Rule 2-400 by practicing discriminatory conduct in my law practice. If a middle class client, or one who speaks English as a second language, comes to me for legal advice, I without hesitation inform them that they stand little chance of prevailing regardless of the merits of their case. However, if a wealthy white client comes through the doors, I am more than happy to oblige with their legal endeavors regardless of the criminal nature of any actions that they may have been involved in.

I have violated Rule 3-210 by advising clients to violate law. For instance, if a client who is a mortgage broker inquires whether he should forfeit a borrower's escrow deposits for failure to close a deal on the broker's terms, I resoundingly recommend that he do so.

Similarly, if a large building contractor wishes to fraudulently void a warranty without good cause for any and all construction defects, I whole heartedly recommend that that is the course which should be followed.

I have violated Rule 5-100 by threatening administrative charges to gain an advantage in my civil dispute. After having donated over $100,000 and nearly three years of time pursuing consumer redress, I have now turned to leveraging corporations with threats of administrative discipline and widespread internet broadcasting to gain an advantage specifically for myself and generally for others. A prior related complaint inquiry is 06-26033.

I have violated Rule 5-120 by publicly making extra judicial statements that I know have a substantial likelihood of materially prejudicing an adjudicative proceeding. In advance of several federal rulings, I have contacted syndicated media to apprise them of the issues yet to be decided. I have interfered with 08-cv-01324 Trenga decision as well as the 08-CV-00592 Benitez decision. I have gone so far as to create a web site to which I regularly refer syndicated media: http://www.drhortonsjudges.info/Home_Page.html

I have violated Rule 5-300 by directly and extra judicially contacting federal judges Trenga, Benitez, Edinfield and Reidinger without consent of any of the parties in those cases. All of these judges received certified letters as proof of contact.

In closing, I anxiously await your written decision on these matters in a timely manner. Under the penalty of perjury under the laws of the State of California, I swear that the above are true statements.

Sincerely,



Patrick Missud, CA Bar #219614
Further violations of 1-100, 5-120, 5-300 follow:

Cc: Clerk of the Court for Judge Armstrong
1301 Clay Street, Suite 400 S
Oakland, CA 94612-5212
#7009 0080 0001 6752 8757

Clerk of the Court for Judge Benitez
U.S. Courthouse
880 Front St # 4290
San Diego, CA 92101
#7009 0080 0001 6752 8764

THE STATE BAR OF CALIFORNIA

CALIFORNIA ATTORNEY COMPLAINT FORM

Read instructions before filling in this form.

Date Auust 26, 2009

(1) Your name and address Patrick Missud, 91 San Juan Ave. San Francisco, CA, 94112

(2) Telephone number: Home 415-584-7251 Work 415-845-5540

(3) The name, address and telephone number of the attorney(s) you are complaining about. *(See note below.)*

Patrick Missud, 91 San Juan Ave. San Francisco, CA, 94112, 415-584-7251

(4) Have you or a member of your family complained about this attorney(s) previously?

Yes ☐ No ■ If Yes, please state to whom the previous complaint was made, its approximate date and disposition.

(5) Did you employ the attorney? Answer **Yes** or **No** and, if "**Yes**," give the approximate date you employed the attorney(s) and the amount, if any, paid to the attorney(s).

No

(6) If your answer to #5 above is "No," what is your connection with the attorney(s)? Explain briefly.

Self

(7) Include with this form *(on a separate piece of paper)* a statement of what the attorney(s) did or did not do which is the basis of your complaint. Please state the facts as you understand them. Do not include opinions or arguments. If you employed the attorney(s), state what you employed the attorney(s) to do. Sign and date each separate piece of paper. Additional information may be requested. *(Attach copies of pertinent documents such as a copy of the fee agreement, cancelled checks or receipts and relevant correspondence.)*

(8) If your complaint is about a lawsuit, answer the following, if known:

a. Name of court *(For example, Superior or Municipal Court, and name of the county)*
San Francisco Superior, Northern District of California

b. Title of the suit *(For example, Smith v. Jones).*
Patrick Missud v. D R Horton

c. Case number of the suit CGC 05-447499 07-CV-2625-SBA

d. Approximate date the suit was filed January 2005, May 2007

e. If you are not a party to this suit, what is your connection with it? Explain briefly.

(9) Size of law firm complained about:

1 Attorney ☒ 2 – 10 Attorneys ☐ 11 + Attorneys ☐

Government Attorney ☐ Unknown ☐

***NOTE:** If you are complaining about more than one attorney, include the information requested in items #3 through #8. Use separate sheets if necessary.*

Signature 

Mail to:
Office of the Chief Trial Counsel/Intake
The State Bar of California
1149 South Hill Street
Los Angeles, California 90015-2299

Patrick Missud
91 San Juan Ave.
San Francisco, CA, 94112


CERTIFIED MAIL
7009 0080 0001 6752 8757


UNITED STATES POSTAL SERVICE


U.S. POSTAGE
PAID
SAN FRANCISCO,CA
94112
AUG 26, 09
AMOUNT
$3.24
00044305-02
1000
94612

Clerk of the Court for Judge Armstrong
1301 Clay Street, Suite 400 S
Oakland, CA 94612-5212

9461245212



Exhibit N

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cellular.

August 6, 2007

Federal Bureau of Investigations
450 Golden Gate Avenue, 13th Floor
San Francisco, CA 94102

Re: Possible witness tampering, and threatening of a federal informant, USC Title 18, Sect 1513.
Via: US Mail

Dear Investigator,

I have recently filed a federal case claiming violations of banking laws, mail fraud, RICO and several other statutes against the $11B D R Horton Corporation. I have also nationally publicized the discovery of these crimes on my Internet web sites which are prominently displayed next to and even before D R Horton's very own. My sites are currently informing about 1000 consumers daily, and conservatively preventing $1M in net fraudulent sales per week for the corporation which has already announced a $1B loss for the year.

At least four times in the recent past I have been the victim of documented vandalization and attempted burglary coinciding with key legal events. Most recently, on August 3, 2007 at approximately 10:00 PM, an explosive was detonated on my truck. At least four of the five events have occurred within days of my having filed complaints to institute legal actions or other documents required to continue legal prosecution. D R Horton's legal teams are informed ahead of time about the documents that I file, or have advance knowledge of their filing by statutorily imposed deadlines.

Enclosed you will find documents supporting all the following allegations:

1. August 22, 2005, I file my first complaint in the San Francisco Superior Court # 05-444247 against D R Horton regarding federal frauds.
August 24, 2005, The home owner's association documents with a picture that my tree is knocked down in the front yard at my Las Vegas home.

2. December 2, 2005, The home owner's association for a second time again documents with a picture the same tree which had just been supported with three steel cables. This time it is sheared off at its base.

Available at http://www.drhortoncouldhavekilledme.com/.

December 9, 2005, I re-file the same complaint, previously dismissed without prejudice, under case # 05-447-499 against D R Horton regarding the very same federal frauds.

3. In early and mid June 2006, I served two subpoenas on the Deputy Commissioner for the State of Nevada, Division of Mortgage Lending demanding an explanation as to why my fraud was not investigated. She would later resign her position within the month. I thereafter met with a Deputy Attorney General for the State of Nevada regarding mortgage fraud found throughout my Las Vegas community.
Some time in June 2006, an attempted break in to my home was stopped by my audible alarm which at the time was not monitored by any security company. My neighbor discovered the attempted break in and contacted me in San Francisco.
On or about July 22, 2006, I arrived in Las Vegas and contacted the Henderson Police Dept. They dispatched an officer to document the incident and search for finger prints (report # was issued but not yet located within my files.)
July 28, 2006 I have Monitronics begin monitoring my home alarm system.
November 11, 2006, I had the exterior pane of the cracked dual pane window glass replaced.

4. May 15, 2007, 5:40PM, a second attempted break in to my home is stopped by my audible alarm which at this time is monitored by Maxwell Security Services which instantly contacts me in San Francisco. Officer Schneider is dispatched.
May 17, 2007, I file federal case # 07-2625 JL on behalf of myself and my wife, who is also an attorney, alleging federal frauds including Title 18, Section 1513.

5. August 1, 2007 AM, the current issue of Business Week is printed exposing federal mortgage fraud in the home building industry. Much of the information within the article parallels the information posted on my web sites.
August 2, 2007, I remind D R Horton's defense team that I have been in further contact with state and federal governments, and print and broadcast media regarding the frauds.
August 3, 2007 10:00 PM, an explosive device is detonated on my truck's hood.
August 5, 2007, I collect three neighbor statements to corroborate mine and my wife's, and have the San Francisco Police Dept. document the incident and take photographs. Officer Curry issues case #070793172.

Thank you in advance for your attention,



Patrick Missud, Esq.
Encl.


U.S. Postal Service Delivery Confirmation Receipt
FBI
SF CA 94102
Priority Mail Service
First-Class Mail parcel
Package Services parcel

Exhibit O

D. R. HORTON INC. AND ASSOCIATES

Your Subtitle text

- HOME PAGE
- FEDERAL OFFICIALS
- STATE OFFICIALS
- LOCAL OFFICIALS
- CONTACT US

Home Page

At D R Horton, in order to sell defective homes with predatory in house originated loans, a little outside help is needed. Building officials need to be bought, state officials put on the payroll, and sympathetic judges enlisted. What consumers don't know will hurt them.

You can't make this stuff up. For verification, you should all visit the official electronic federal court docketing system known as PACER to read the official court documents. Get an account and then type in the case numbers listed in the 'Federal Officials' tab within this site to get access to all the following and within information. This is truly an American tragedy.

A sister site where more information is available, including official FTC records, without having to access PACER is at: **http://www.drhortonhomesstink.info/**

The August 8, 2009 letter immediately below links to dozens of outside third party corroborating sources which overwhelmingly prove DHI's rampant unchecked nationwide RICO.



Patrick Missud
Attorney at Law
91 San Juan Ave

Available at http://www.drhortonsjudges.info/.

San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 8, 2009

Att'n: Defendants and Agencies

Re: Missud v. DHI et al, RICO and Conspiracy to commit RICO
Via: Certified, and e-mail: **dennis.barghaan@usdoj.gov**, **greener@sec.gov**

Attention Defendants, Agencies and Federal Agents,

This is notice of an imminent RICO and conspiracy to commit RICO suit naming:
RICO operating D R Horton Inc. [DHI] and DHI Mortgage;
Aiding and abetting federal judges Roger Benitez and Saundra Armstrong;
Former South Carolina Magistrate and DHI under the table employee Curtis Coltrane;
Former Nevada Deputy Commissioner and DHI under the table employee Susan Eckhardt;
Criminally enabling defense firms Wendell Rosen Black and Dean, Wood Smith Henning and Berman;
Felonious DHI in house counsel/board members Morice, Buchanan, Buschacher, Galland, Harbour; and
Non feasant State Bars of California, Nevada and Texas.

Syndicated media will first receive copies of the complaint with supporting evidence long before the defendants' summons are served. The following are just the facts, supporting the case for judicial corruption, official corruption, and ethics violations by state Bar members and associations. A limited assortment of official government admissions/records and registered judicial decisions are enclosed or cited, or internet links to web accessible information are provided, or hard copy evidence enclosed with my certified March 18, 2009 letter which you have each positively received. This current letter will soon be posted to **www.drhortonsjudges.info** for media's and Americans' ease of access. My intent is to ruin the reputations of the named individuals and corporations and to expose the various governmental entities responsible for DHI's predatory lending which has cost 300 million Americans trillions of dollars in bail outs while allowing the corporate elite to avoid 'justice.' The compassion that I will now show the named defendants will be similar to that shown by the DHI corporation and its officers towards its own consumers. Every defendant who has "dealt with the devil" will now become a victim of DHI's own corporate fraud and hopefully lose as much as the hundreds/thousands of preyed on, foreclosed and bankrupted DHI consumers found nationwide. Markopoulos exposed Madoff's ponzi scheme which injured only thousands of private investors and several large funds. I plan to expose the miscreants who have caused catastrophic worldwide economic losses.

Rampant Builder/Affiliated Lender RICO:
On July 1, 2009, 8th largest builder/affiliated lender Beazer Homes signed a deferred prosecution agreement, admitted to predatory lending/mortgage fraud, and agreed to $50 Million in consumer restitution. The FBI, SEC and HUD agreed to settle in lieu of prosecuting "Beazer's participation in a scheme designed to increase its mortgage company's profits and sell homes, ... arranging larger loans that consumers could afford, ...fraudulently inflating home prices to offset (incentives)," generally inflating interest rates on the back end, and intentionally overstating consumer income to qualify for home purchases. **http://charlotte.fbi.gov/dojpressrel/2009/ce070109.htm** Scores of Beazer's consumers have been foreclosed on and bankrupted. Hundreds more have been financially ruined.

Ryland, KB and Hovnanian Homes and others have also similarly been found involved in antitrust and predatory lending.
http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf

D.R. Horton's [DHI] sales volume is FOUR times as great as Beazer's and qualifies for a minimum of $200 Million in consumer restitution. Hundreds of official government documents and hundreds more consumer emails in my possession prove the losses with absolute certainty. Hundreds of DHI's consumers have been foreclosed on and bankrupted. Thousands more have been financially ruined. All indications however are that the DHI elite will skate and the white collar criminals will never have to answer for crimes that minorities and small fish regularly pay for....and 'justice' for all.

HUD's Request for my DHI Predatory Lending File:
On July 19, 2006, HUD Director Ivy Jackson personally requested my then small file regarding DHI's regional predatory lending occurring throughout California and Nevada. I was happy to oblige and quickly sent her the documents.

On November 19, 2006 AP syndicated real estate columnist Ken Harney then printed "Builder-lender partnerships draw HUD eye." Within that article he wrote "the statute police have begun intervening in complaints brought by individual consumers who say builders are unfairly forcing them to use their affiliated mortgage companies." The following paragraph then begins to detail the same identical stories that I had sent certified to HUD's Director Jackson. **http://www.sfgate.com/cgi-bin/article.cgi?f=/c/a/2006/11/19/REG7TMEK8A1.DTL**

Judicial Furtherance, Assistance and Enablement of DHI's RICO:
On June 8, 2009, the U.S. Supreme Court ruled that West Virginia's judge Benjamin should have disqualified himself from an appeal of a $50 million jury verdict against Massey Energy Co because the coal mining company's CEO had been one of his major campaign donors. Benjamin'$$wing vote predictably favored Ma$$ey Energy which had contributed $3M to his re-election.
http://www.reuters.com/article/domesticNews/idUSTRE5573RU20090608

In June 2006, South Carolina's "Special Magistrate" Curtis **Coltrane** twice cited DHI's corporate special interests to trump a community's and couple's First Amendment Right to speech and assembly at Beaufort's traditional public forums. [06-CP-07-1658,2224 and **http://www.drhortonhomeofhorrors.info/South_Carolina.html** . However, another Magistrate not on DHI's payroll properly ruled against DHI when it tried to again eliminate the 222 year old right to speech and assembly in Richland County South Carolina.
http://www.wistv.com/Global/story.asp?s=6676111 Now in 2009, according to Southern Carolina's Beaufort bench, $pecial Magi$trate Coltrane is no longer in their service nor even practicing law. Perhaps Coltrane'$ former DHI income is $ufficient to $upport hi$life$tyle. His friend of a feather was $imilarly indicted recently on July 31, 2009, $upporting her own life$tyle:
http://www.greenvilleonline.com/article/20090731/NEWS/907310329/0/NEWS01/Beaufort-court-clerk-resigns-after-embezzlement-charges

In October 2007, Northern District of California Judge Saundra **Armstrong** quickly closed a DHI predatory lending case which precisely mirrors the smallish $50 Million Beazer deferred prosecution case. $he resoundingly refused the plaintiff's offer to bring dozens (now hundreds) of nationally defrauded consumer contacts to an oral hearing for which there would have been a public record. $he ignored a Clark County court finding of fraud and deceptive trade practices by the $ame defendants, when $he should have given that ruling full faith and credit. Judge $aundra Arm$trong even dismissed an official police report generated in the ordinary course of business by an officer whose official duty was to accurately document the bombing of the plaintiff/whistleblower's truck at 10:00 PM on August 3, 2007. **http://drhortoncouldhavekilledme.com/index.html** Coincidentally, at 10:00 PM that very same evening, the plaintiff's already month long sponsored internet campaign had informed yet another 1000 people nationally of DHI'$RICO. The plaintiff can now point to 200 million reasons why DHI would want to silence him through fear and intimidation. Perhaps Arm$trong can point to $everal hundred thou$and rea$ons why $he found for DHI. [4:07-02625-SBA]. Most recently on August 11, 2009, this court even entered document number 55 into PACER, misrepresenting that it was "filed" by the whistelblower's wife despite her non-involvement in these DHI RICO related matters, and to somehow taint her as a licensed attorney. The northern district's federal judiciary has now taken its own official retaliatory judicial action to prevent a federal informant from truthfully informing government and the public of DHI's nationwide crimes in contravention of CFR Title 18, Section 1513(e).
http://www.law.cornell.edu/uscode/18/usc_sec_18_00001513----000-.html Another questionable directed verdict by Arm$trong is her dismissal of big money tobacco companies in a suit which should have been the seventh in a

row favoring consumers. By the time that $he ruled in December 2003 to break the consumer win streak, it was common knowledge that tobacco companie$manipulated nicotine levels and hooked kids into smoking. **http://stic.neu.edu/ma/8macomplaint.htm** and **http://www.tobacco.org/articles/lawsuit/conley/** Yet another very questionable ruling is when Arm$trong recently refu$ed to accept a settlement agreement which would have required nearly $1.2M in fines and the shuttering of a biotech business. Rather than let those expensive conditions happen, Arm$trong did not accept the settlement but in$tead required the prosecutors to strike a new deal with the wealthy entrepreneur. **http://www.law.com/jsp/article.jsp?id=1202423114944**

In March 2009, Bush Jr's hand picked corporate-favoring Judge Roger **Benitez**, who believes that an unregulated DHI has nothing but consumers' best interests in mind, compelled arbitration for five blatantly defrauded DHI predatory lending victims. The victims' communities were separated by nearly 500 miles, with their DHI originated mortgages issued by different branch offices. A DHI corporate insider from Texas, 1500 miles away, also confirmed that DHI Mortgage's policy in Texas, as well as in California, Nevada, Virginia, Florida, Oregon, Washington, Illinois, Colorado…… is to require consumers to use DHI's affiliated lender otherwise lose their thousands in deposits. On May 20, 2009, the consumer advocacy group Public Citizen printed "Home Court Advantage, How the Building Industry Uses Forced Arbitration to Evade Accountability" **http://www.fairarbitrationnow.org/uploads/HomeCourtAdvantage.pdf** In the very well researched 53 page document citing 340 sources, Public Citizen determined that arbitration is overwhelmingly effective for corporation$which keep arbitrator$in busine$$by requiring consumers to capitulate to boilerplate and unconscionable mandatory arbitrations clauses. Indeed, this was the very same finding in document #24 which was timely submitted into evidence. The undeniable mathematical statistics from both these documents are that forced arbitration costs consumers even more money than they have already lost in the original fraud. I have a second and third DHI corporate insider /informant who also agree with the first that DHI illegally ties home sales to mortgage services. There were many ample grounds for invalidating the arbitrations clause. After all "arbitration agreements are favored and 'shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law OR IN EQUITY for the revocation of any contract.'" [3:08-CV-00592-BEN-RBB, Order to Compel Arbitration, page 4, lines 13-15]. Under contracts 101, fraud and non-mutuality rescinds contracts and clauses. Any contract in which fraud is contemplated is also an illegal unenforceable contract. DHI could not have contemplated that contractual fraud would have to be arbitrated under terms of the agreement. Benitez'$deci$ion to force arbitration on these already once defrauded consumers is either incompetent or corrupt.

Federal Cover up of 5 years notice of DHI's RICO :

I can prove a HUD cover up in three different ways. Said cover up is to suppress the information which HUD should have acted on five years ago to prevent our currently growing $3,000,000,000,000 bail out caused by rampant mortgage fraud and predatory lending.

1. On December 31, 2008 the FTC found 205 pages of responsive records to my FTC FOIA request #2009-00355, which sought predatory lending complaints against DHI and DHI Mortgage. One of the 190 pages that the FTC released even contained one of my complaints copied to and then only forwarded by the DOJ. In fact, the FTC recorded about 9 of my complaints and updates that I had sent by certified mail. My predatory lending complaints were among 44 others from 16 other states. All of the FTC's records which I sent were received as carbon copies of letters sent *directly* to HUD. Ironically, HUD has not been able to find *any* of my or any others' complaints in its own archives. HUD though is the primary regulatory authority to receive, TILA, RESPA and mortgage fraud complaints not only from myself, but from at least 16 other DHI market states.

2. On February 6, 2009 HUD's Office of the Inspector General sent a letter in reply to my HUD FOIA request which sought information regarding predatory lending by DHI, this country's single largest builder/affiliated lender. Their research indicated that there were "no responsive records" to problematic DHI and DHI Mortgage transactions. However, three weeks later on February 27, 2009, HUD miraculously managed to find nearly 7700 administrative records proving builder/affiliated lender fraud against consumers in case 08-CV-01324-AJT-TCB. Then on April 30, 2009, after my second FOIA request again seeking this exact type of information, or a copy of the 7700 administrative records, HUD reiterated the position that it had no responsive records.

3. On March 12, 2007 at 03:24:10 PM clerk 03 accepted and scanned both bar coded certified packages 7006 2150 0001 1108 5058 and 5065 into a computer at the Onondaga Post office. Both 5 ounce packages containing 30 double sided pages of proof of DHI's predatory lending were addressed to HUD and the FTC in Washington DC 20580. The computer generated receipt #0567830036-0096 is also logged into the computer as Bill #1000402285364. This paper receipt was printed seconds after all this computer information was instantly

registered within the USPS database. Inexplicably, when one tries to track the packages on usps.com, there is now "no record" of 60 pages of tips to HUD/FTC which could have pre-empted our economic crisis directly linked to predatory lending and mortgage fraud.
4. To this day, my HUD FOIA request remains unfulfilled despite new FOIA guidelines which claim to provide more transparency in obtaining just such government records. I have yet to receive a single document from HUD, the federal agency commissioned to prevent predatory lending and to archive just such records.

State Agent Furtherance and Enablement of DHI RICO:
On June 1, 2006, Nevada's Deputy Commissioner for Mortgage Lending $u$an Eckhardt finally replied to my third subpoena demanding a written explanation as to why she did not investigate DHI Mortgage despite my having forwarded 20 separate instances of predatory lending to her office. By Nevada state law $he was to have provided her answer, without the necessity of any subpoenas, and within 90 days submission of my complaint. Within her 9 month delinquent answer $he essentially stated that although $he issued five licenses to DHI Mortgage, her office could not regulate the company. Twenty six days later, Nevada's Attorney General informed me that they were searching for her replacement and if I could send them my file. Today, Las Vegas is the foreclosure capitol of the world, with 1 in 68 homes already foreclosed or in the process of foreclosure. $u$an Eckhardt is responsible for millions in lo$$e$and the bankrupty of thousands in her own city. I believe $he left town and $ought employment el$ewhere. **http://www.drhortonfraud.com/**

In East Hempfield Pennsylvania building code official$ passed rampant, notorious, non code compliant construction defects in favor of DHI. When third party inspectors were asked to review DHI's construction, the massive defects were easily spotted and the County's code official$rapidly terminated.
http://www.donaldhortonisacrook.info/Pennsylvania S.html

Other rampant DHI RICO:
The FBI found Beazer type *appraisal fraud* in DHI's Virginia's Rippon Landing.
http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html DHI's fraudulent appraisals also extended to Florida. **http://www.publicintegrity.org/articles/entry/1265/** DHI's fraudulent appraisals also extended to Nevada where consumers have stated that the base price of their homes would increase if outside financing was secured. One example being that a home would cost an additional $53,000 if the purchaser/mortgage agent brokered his own loan. A second example being that the base price was so inflated that outside lenders would not finance and the buyer had to close with the much more expensive DHI Mortgage by default. Other (English as a second language) Nevadans have also had their homes reappraised only to find that they had been swindled at the time of their purchase. About half of that community is now bankrupted.

DHI *transfer tax evasion* was discovered in Pennsylvania's Village Grande development. DHI of course had the home buyers pay for their upgrades. Those same upgrades however were conveniently omitted from transfer taxes when it came time for DHI to pay the state tax. **http://www.donaldtomnitzisacrook.com/**

DHI mischaracterizes its work force to *evade payroll taxes* in New Jersey.
http://www.nj.com/news/index.ssf/2008/03/carpenters_union_sues_builder.html DHI did the same in Punta Gorda Florida. **http://jacksonville.com/tu-online/stories/021704/met_14837472.shtml**

DHI forged special inspections records for structural components in Yuba County California.
http://www.appeal-democrat.com/news/brown-49525-homes-county.html

Arson is suspected in DHI's money losing Paramount condominium project in San Diego and another in Vacaville California.
http://www.prnewswire.com/cgi-bin/stories.pl?ACCT=104&STORY=/www/story/01-19-2007/0004509366&EDATE=

DHI misrepresentation in all 27 market states concerning land misrepresentation, warranty and construction defects.
http://www.complaintsboard.com/complaints/d-r-horton-c219874.html#c393078;
http://www.consumeraffairs.com/housing/dr_horton.html; and starting on page 35 at
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

SEC violations:
The SEC has logged complaint HO1042390 in its archives concerning DHI's accelerated closing and threatened deposit forfeiture on an incomplete home to qualify for that quarter's earnings. The house was ready for move in 3 months later in the next quarter. Apparently, that consumer's neighbor also suffered the same fate. Likely scores or hundreds of others had to pre pay for homes they could not live in because Tomnitz' email directives to DHI agents were to meet sales goals every quarter, at all costs, by whatever means to increase stock valuation and outperform peers'. **http://www.donaldtomnitzisacrook.info/Tomnitz_Emails.html**

During the recent 2009 2d Qtr earnings conference call, CEO Donald Tomnitz made material misrepresentations to shareholders in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." This despite an overwhelming mountain of proof that he has personal knowledge to the contrary which brings us to DHI's predatory lending....

Rampant DHI predatory lending/mortgage fraud in 17 states according to the FTC's own files, 20 states according to my even more extensive files, and all 27 of DHI's market states by simply surfing the web: "d r Horton predatory lending" or "d r Horton mortgage fraud." **http://www.drhortonhomesstink.info/FTC_Records.html**

My own very extensively documented case for which DHI has already produced documents and admissions has yielded blatant DHI lies. DHI had my loan positively and internally approved yet sent me a fraudulent federally certified letter claiming that I had breached their contract of adhesion by "not fulfilling DHI Mortgage's requirements" or becoming "fully approved." The reason for their fraudulent predatory letter informing me that they would retain my deposits and cancel my contract was because I instead 'chose' to finance with Wells Fargo. The greedy DHI board of directors who crafted their antitrust corporate policy leaving consumers no choice in lenders, would not "earn" a mortgage origination commission from me nor be able to resell my loan for their corporation's bottom line. In FACT, Las Vegas DHI Mortgage agent Michael Mason first claimed in two successive letters that I was "approved," then only "preliminarily approved," then "not approved" in a fraudulent statement to DHI's under the table employee and former Nevada Deputy Commissioner, then finally "approved" in California court documents to evade jurisdiction which would have come by way of lying to the California court. Clark County Nevada case #A551662, San Francisco Superior #05-447499, and **http://www.drhortonconfidential.com/id2.html**

In Betsinger, four other Las Vegas DHI agents have already been civilly liable for fraud. [#A503121]. The four criminally acting DHI agents are in addition to the agents involved in my case and several more who are also pervasively found throughout the 190 pages of FTC responsive records. It would seem that all the Las Vegas DHI Mortgage agents were following the same nationwide predatory lending scheme originating from DHI's Fort Worth boardroom just as declared by DHI corporate insiders.

The retaliation that DHI has taken against me as a federal informant in nationally exposing their vast predatory lending and mortgage fraud has occurred four documented times, the last by car bomb. [http://drhortoncouldhavekilledme.com/index.html]. My information and scanned certified letters are posted in 16 web sites on the web which have by now been seen by over a million Americans.
http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf, http://www.drhortonconfidential.com/)

DHI defense attorney perjury:
In California, Wendel Rosen Black and Dean attorneys perjured themselves twice to the San Francisco Superior Court, the first time by falsely claiming to have contacted me for an ex parte hearing.
http://www.drhortonconfidential.com/id2.html
In Nevada, Wood Smith Henning and Berman attorneys have perjured themselves three times denying the receipt of certified mail, making false statements to the former DHI corrupted Deputy Commissioner Eckhardt, and in mis-stating a court ordered form of order. **http://www.drhortonconfidential.com/id3.html**
In Texas, 5 DHI board members who also happen to be attorneys have been repeatedly notified of discovery of their boardroom originated predatory lending yet have done nothing to stop it.
http://www.drhortonconfidential.com/id5.html
DHI in house counsel's exhibit G in case 08-CV-01324 boldly claims to have "high customer mortgage origination satisfaction." DHI even offers a single letter by a happy customer as proof. The truth though is that DHI ranks slightly better than predatory lenders Ryland and Countrywide. That information was compiled by independent

third party JD Power and Associates and posted to the web.
http://www.jdpower.com/corporate/news/releases/pressrelease.aspx?ID=2007166#2007166e (Note that the hyperlink to the hard data no longer works, although there are calls to it which pervasively exist throughout the web. This information is being suppressed so instead, a hard copy record was printed before all the damning data disappeared and was sent in support of my March 19, 2009 letter.) Rather than a single letter in support of DHI's "satisfactory mortgage origination," I offer 44 from the FTC records, and hundreds more from my own archives, all of which claiming that DHI is a predatory lender in at least 20 of DHI's 27 market states.

State Bar Non feasance:
The California bar has been repeatedly notified of California attorneys taking part in DHI's RICO furthering nationwide mortgage fraud, yet has taken no action.
The Nevada bar has been repeatedly notified of Nevada attorney mis-conduct which has enabled DHI's nationwide mortgage fraud, but has taken no action.
The Texas Bar's non feasance starts on page 23 of http://ftp.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf Several certified letters were posted to all these organizations. To date the TX state bar has taken no action against five DHI general counsels and board members who have orchestrated the nationwide predatory lending which has contributed to the world's financial melt down.

Conclusions:
Every single system and organization meant to protect consumers from DHI's predatory lending has completely failed them. This has in part resulted in the current $3 Trillion recession/depression. DHI is the largest builder/affiliated lender which has the highest captive capture percentage whereby its in house affiliated lender DHI Mortgage finances DHI home sales at the astounding 95% rate. [DHI's 10K]. This is the highest among all the builders, however, DHI Mortgage's origination satisfaction is among the lowest of all the builders and just slightly better than Countrywide and Ryland, two mortgage originators already having been found to write predatory loans. Hundreds of nationwide consumers have filed complaints regarding DHI's predatory loans with various organizations including the FTC for years. FTC records show that at least 44 consumers from at least 17 states have claimed that DHI Mortgage originates predatory loans. Federal and state courts have been deluged with predatory lending complaints against DHI and DHI Mortgage for years. DHI and DHI Mortgage agents Ward, Callihan, Martinez, Mason, Schankin, Collins, Frasure, Knobloch, Yow, Trembly, Branecki, Rivera, Brockway, Pena, Costello, Zenner, Toelle, Howe, Casner, George, Williams, Buckler, Stowell, Grether, Toth, Wolf, Buckingham, Romo, Smith, Teamer, Raddon, Hovander, Belding, Lackman, Rhoades, Leona, Bradshaw, Adoni, Christiano, Boslooper, Kelly, Seifrid, Evans, Medeiros, McVay, Nguyen, Koski, Greenberg...... from Nevada, California, Virginia, Arizona, Oregon, Maryland, Texas, Georgia, Colorado, Washington, New Mexico, Illinois.....have each been implicated, some found civilly liable, and others reprimanded for predatory lending. Federal and state agencies are currently covering up their lack of enforcement of consumer protections laws because their liability to the general public is overwhelming. A corrupt Nevada Commissioner has made Las Vegas the foreclosure capitol of the world having decimated property values in that area for every single property owner. Judicial and official corruption in South Carolina's Beaufort and Bluffton Counties is rampant. The federal and state judiciaries have furthered and enabled DHI in fleecing consumers and now American tax payers of their hundreds of millions of TARP funds by time and again favoring DHI's corporate interests over consumers'. DHI's defense attorneys who have taken ethical oaths to not further crimes have nevertheless taken an active role in assisting DHI's RICO. State bars which are supposed to police attorneys have been proven impotent or reluctant to stop the attorneys' criminal acts.

The intent of the forthcoming RICO filing is to provide a permanent record of defendants' roles in assisting the DHI criminal enterprise. Even CEO Tomnitz stated in the second quarter conference call that DHI has "originated billions in loans over the past ten years." Those predatory loans could have been stopped by HUD five years ago, by Commissioner Eckhardt three years ago, by judge Armstrong two years ago, and by judge Benitez this year. Another reason to file this imminent RICO suit is to trigger defamation claims by the individuals or disbarment proceedings by the defendant organizations. Once these have been initiated, I can blindly reach into my file cabinet, withdraw several hundred recounts of DHI's predatory lending, prove every single allegation with certainty and achieve the public exposure that I now require. Know that DHI sued the Scripps Broadcasting Corporation in 1999 for far less negative exposure than I have already brought them, yet DHI doesn't attempt to sue me for fear of additional exposure. [99-CV-196]. DHI filed a SLAPP suit against consumers in Safe Homes Nevada but lost to an honest judge applying the First Amendment. http://www.reviewjournal.com/lvrj_home/2003/May-29-Thu-

2003/business/21422432.html DHI twice filed injunctions preventing speech in South Carolina and was only successful because judge Coltrane was on their payroll. The next honest South Carolina judge properly refused DHI injunctive relief and allowed sacrosanct inalienable speech and peaceful assembly to continue as it has for 222 years.

To the federal judges receiving this transmission: As an attorney I am supposed to respect court rulings. I have completely disrespected yours, linked your decisions to corruption or incompetence, already contacted media, and should be disciplined with contempt of court. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the state bars receiving this transmission: As an attorney I am supposed to follow ethical codes of conduct. I have in many instances not followed those canons. You should each initiate an investigation into my actions. Not taking this step would be seen as a tacit admission or an adoption of the allegations by silence.

To the federal agents receiving this transmission: In the Beazer deferred prosecution, the DOJ states that indicting the principles at Beazer is not a consideration because it employs 15,000 individuals and would have a detrimental effect on unemployment. This is not the case since the builders generally hire sub contractors and have few corporate employees. DHI's Donald Tomnitz is on record during the Q2 2009 conference call claiming that his company, the largest of residential builders, employed only 2,900 people. There would be a negligible, if any, net loss in jobs if DHI were to completely fold. DHI's market share would be easily absorbed by over 15 of its competitors which would be happy to see it go, employ some of its less criminal agents, and hire DHI's leveraged and undercut/over-worked sub contractors. However, a bankrupted DHI would injure the interests of thousands of its victims created through predatory lending, warranty misrepresentation, land sale misrepresentation, construction defect........ so instead I suggest the following. In 2006, Chairman Donald Horton ranked as the 606th richest man in the world and should restore consumer losses from his own pocket. I understand that the entire DHI board was also very well compensated and even received bonuses for defrauding thousands over the course of years. One such director was even Francine Neff, the former U.S. Treasury Secretary hired to peddle political influence on Capitol Hill and meet with Franklin Raines of Fannie Mae infamy.
http://sec.edgar-online.com/horton-d-r-inc-de/def-14a-proxy-statement-definitive/2005/12/14/Section3.aspx
http://seattletimes.nwsource.com/html/businesstechnology/2004358433_webraines18.html

Very well established mail fraud and racketeering laws should provide federal agencies with the jurisdiction to take such actions. Since profits from illegal undertakings should be disgorged, I recommend starting with the felons (and former high ranking federal officials) in Fort Worth.

Just the facts, just sue me,

/S/ Patrick Missud

Patrick Missud, Esq. CA #219614

P.S.: 1.Can I have my HUD FOIA request now?
2.The usps positively "accepted" the following in the few seconds after they were scanned into the usps database:

Holder #7009 0080 0001 6752 8689;
Armstrong -8696; Benitez -8702; Cal Bar -8719.

In numerous states throughout the Country, local, state and even federal officials have time and again supported D R Horton to the detriment of consumers ..... and perhaps even received a benefit for themselves. See the official documents within. Contact me as below:

Patrick Missud
91 San Juan Avenue
San Francisco, CA, 94112
415-845-5540
FAX 415-584-7251
missudpat@yahoo.com



Domain Name Registration

Available at http://www.drhortonsjudges.info/.

D R Horton Predatory Lending


Political Corruption 1
Political Corruption 2
State Investigations 1
Introduction

Where Quality Counts and Honesty Matters

WSH&B WOOD SMITH HENNING & BERMAN LLP

October 5, 2005

RECEIVED
OCT 0 7 2005
Mortgage Lending Division

VIA FACSIMILE AND U.S. MAIL

Linda L. Chavez, Senior Examiner
Division of Mortgage Lending
Office of the Commissioner
3075 E. Flamingo, Suite 104-A
Las Vegas, NV 89121

Re: Complaint filed by Patrick Masud
Our Client: DHI Mortgage Company, LTD

Dear Ms. Chavez:

We have been retained by DHI Mortgage Company, LTD ("DHI") to respond to a Complaint filed to your office by Patrick Masud. Pursuant to your letter dated September 19, 2005, we are providing you with a response to the allegations set forth in Mr. Masud's Complaint.

Mr. Masud alleges in his Complaint that various employees of DHI and D.R. Horton, Inc. including Mike Mason, Anne Schaukin and Daniel Callihan, made false representations to him regarding his contractual obligations to purchase 1353 Romanza from D.R. Horton, Inc. We see no reference by Mr. Masud regarding what he is alleging were "false representations." DHI Mortgage and D.R. Horton, Inc. vigorously dispute that any false representations were ever made to Mr. Masud at any time during the course of dealing with Mr. Masud.

BACKGROUND

On or about November 22, 2003, Mr. Masud executed a contract with D.R. Horton, Inc. to purchase a home at 1353 Romanza, Las Vegas, Nevada, from D.R. Horton, Inc. D.R. Horton, like many builders, had an "in-house" lending company to assist potential homebuyers with their mortgage needs. During the relevant time period for Mr. Masud's purchase, the in-house lending company was "CH Mortgage Company I, Ltd."

[illegible]

Within these first four pages, the lie by D R Horton's attorney to the State's Deputy Commissioner......who resigned within ONE MONTH of my subpoena to her office.

WOOD SMITH HENNING & BERMAN LLP

Linda L. Chavez, Senior Examiner
Our File No.: [illegible]
October 5, 2005
Page 2

The name of the company has since changed to "DHI Mortgage Company, Ltd." It is always represented to buyers, and is not disputed by Mr. Masud, that the homebuyer is not required to use CH Mortgage/DHI but may use whatever lender they prefer in their purchase of a home from D.R. Horton, Inc.

Mr. Masud initially contacted CH Mortgage/DHI at the beginning of his home purchase process to provide him with information and to begin an application for a home loan. He also stated in his Complaint that at that time he was also contacting outside lenders.

During the course of the application process, CH Mortgage (now DHI), sent two separate letters, authored by Mr. Mike Mason, to Mr. Masud conditionally approving Mr. Masud's loan with CH Mortgage and requesting additional information in order to process his loan. From Mr. Masud's "brief timeline of key events" it shows that on February 5, 2004, he received Wells Fargo loan documents with "the best offer". He also states that "by 2-11-04" he used phone and fax communications to complete his loan with CH Mortgage. However, as of February 12, 2004, Mr. Masud had not completed all lender requirements as requested by CH Mortgage.

On February 12, 2004, former D.R. Horton employee, Anne Schaukin, still under the impression that Mr. Masud was going to use CH Mortgage as his lender, drafted a letter to Mr. Masud providing notice that he had not completed the lender requirements and advising that if he did not respond to the notice, D.R. Horton had the discretion to cancel his contract, retain his earnest money and retain any deposits he had made.

Prior to receiving Ms. Schaukin's letter, Mr. Masud advised Mr. Mason, that he was going to use Wells Fargo as his lender. Ms. Schaukin was advised of the same. At that point, Mr. Mason closed Mr. Masud's file and did not have any further contact with Mr. Masud.

Thereafter, Mr. Masud did obtain a loan with Wells Fargo, his preferred lender, and closed on the purchase of 1353 Romanza, Las Vegas, Nevada.

This letter prompted investigation into D R Horton's predatory lending in Nevada. That investigation easily yielded upwards of forty individual instances of fraud. These frauds were then forwarded to the very same regulatory agency in this letter, but this time to a responsible official promoting PUBLIC interests.

WOOD SMITH
HENNING & BERMAN LLP

Linda L. Chavez, Senior Examiner
Our File No. 5708-042
October 5, 2005
Page 3

ANALYSIS

With regard to the specific allegations in Mr. Missud's Complaint, the allegation against Mr. Mason is that he "affirmatively and explicitly" approved Mr. Missud's mortgage loan and thereafter made "false representations". As shown above, Mr. Missud's loan was only preliminarily approved by Mr. Mason pending the receipt of additional information. Mr. Missud does not substantiate any allegations that Mr. Mason made any false statement to Mr. Missud regarding the processing of his application for a loan. Further, Mr. Missud does not provide the Division of Mortgage Lending with specific statements he alleges Mr. Mason made that were false. At all times, Mr. Mason worked diligently to assist Mr. Missud in obtaining a loan through CH Mortgage. It was Mr. Missud's choice and prerogative to use an outside lender. After informing Mr. Mason of that choice, Mr. Mason closed his file and that was the end his interaction with Mr. Missud.

With regard to Ms. Schanklin, Mr. Missud takes issue with the letter sent on February 12, 2004. In that letter, Ms. Schanklin provided notice that all lending requirements for CH Mortgage had not been met and advised that a response to the letter was necessary to avoid cancellation of the contract and possible retention of earnest money and deposits. Pursuant to the Purchase and Sales Agreement contract signed by Mr. Missud, if he did not obtain a loan by the specified date for closing, the penalties were exactly as Ms. Schanklin advised. No false statements were made to Mr. Missud by Ms. Schanklin at any time. Upon her best information and belief, at the time Ms. Schanklin sent the letter, Mr. Missud had not secured a loan through CH Mortgage nor any other lender and, pursuant to his Purchase and Sales Agreement, needed to do so in order to avoid possible cancellation of the contract.

The only allegation against Mr. Callihan is that he was the supervisor of Mr. Mason and as such is charged by Mr. Missud in his supervisory position with the actions of Mr. Mason. As demonstrated above, Mr. Mason never falsely represented anything to Mr. Missud and resultantly, no litigation can be imputed to Mr. Callihan.

Most importantly, it should be noted that Mr. Missud purchased the home from D.R. Horton with his preferred lender. Without knowing the exact terms of Mr. Missud's loan, it is presumed that he chose to go with the lender that gave him the more favorable terms so any "damages" he sustained by not being approved for a loan with

The loan was only PRELIMINARILY approved eh?


WOOD SMITH
HENNING & BERMAN LLP

Linda L. Chavez, Senior Examiner
Our File No. 5708-042
October 5, 2005
Page 4

CH Mortgage are non-existent. CH Mortgage in no way hindered Mr. Missud's ability to obtain said loan. D.R. Horton did not cancel Mr. Missud's contract to purchase the subject property, did not unlawfully retain any monies, nor misrepresent any aspect of the transaction with Mr. Missud. Mr. Missud's allegations for false representations in his Complaint with the Division of Mortgage Lending are unsubstantiated and untrue.

For information purposes, Mr. Missud has filed a frivolous suit against DHI Mortgage Company, Ltd., D.R. Horton, Inc., Mike Mason, Daniel Callihan, Anne Schanklin in the Superior Court of the State of California in and for the county of San Francisco for intentional infliction of emotional distress, and reckless and wanton infliction of emotional distress with regard to the same facts and circumstances alleged in the Complaint with the Division of Mortgage Lending. Mr. Missud has also drafted letters alleging fraud on the part of DHI and D.R. Horton to various governmental agencies which may, in fact, be actionable by DHI Mortgage and D.R. Horton, Inc. DHI and D.R. Horton are committed to the highest level of service and vigorously defend their actions in their dealings with Mr. Missud.

Should you require any additional information, please do not hesitate to contact us.

Very truly yours,

WOOD, SMITH, HENNING & BERMAN LLP

By: [signature]
JOEL D. ODOU
ALLYSON R. ROBERTS

JDO/ARR:af
cc: David Morice, D.R. Horton, Inc.
C. Michael Rasmussen, D.R. Horton, Inc.
Sherron Simmons, D.R. Horton, Inc.

Missud has filed a 'frivolous' suit eh?


1 3. I am mortgage branch sales manager. As the time Mr. Missud purchased his
2 residence in Henderson, Nevada, my position was loan officer and I originated Mr. Missud's
3 loan.
4 4. The company provides the in-house lending option as a convenience to
5 homebuyers but they can also use outside lenders if they prefer.
6 5. I am informed and believe that a letter was sent to Mr. Missud on or about
7 February 12, 2004, advising him that not all loan requirements had been met to obtain approval
8 and reminding him that if he did not respond the contract might be cancelled. A copy of the letter
9 is attached as Exhibit A.
10 6. I, in fact, obtained both preliminary and final approval of the loan, although
11 ultimately Mr. Missud chose to finance the purchase through a third party lender. Escrow closed
12 on March 2, 2004.
13 7. I reside in Las Vegas, Nevada and have done so for more than 20 years.
14 8. I have never lived or worked in California, except for about 2 years in the [illegible],
15 when I was a college student there. I have no connections whatsoever with California.
16 I declare under penalty of perjury under the laws of the State of California that the
17 foregoing is true and correct.
18 Dated: October 13, 2005
19
20 [signature] Michael Mason
21
22
23
24
25
26

SUPERIOR COURT
COUNTY OF SAN FRANCISCO
- THE "FRIVOLOUS SUIT."

Or was it a lie to the Court in San Francisco that my loan was FINALLY approved?


CH MORTGAGE

[illegible] Las Vegas, NV 89123
(702) [illegible] * FAX (702) [illegible]

January 5, 2004

Patrice A. Missud
[illegible] San Juan Avenue
San Francisco, CA 94112

Re: Loan # [illegible]
Anthem Heights Lot 8 Clark County

Dear Patrice A. Missud:

Thank you for allowing CH Mortgage Company I, Ltd., Limited Partnership the opportunity to provide your mortgage financing. As your Processor, I work with your Loan Officer to obtain your financing. Upon initial review of your loan application, there are additional items that will be needed. Please forward the following items to our office at your earliest convenience so we can proceed with the processing of your loan.

We currently have your loan program as a conventional 30 year fixed with a loan to value of 90% in a sale price of $402,125.00. If this is incorrect, please contact your loan officer.

Please provide the following:

1. Since you have changed from a primary residence to a second home for the subject property, please sign the enclosed corrected application and disclosure and return them as soon as possible in the envelope provided.
2. A clear copy of your picture ID.
3. A copy of your current business license reflecting 2 years of self-employment.
See attached page for additional conditions.

If you are unable to provide any of the items listed, please contact our office immediately. A self-addressed, stamped envelope has been included for your convenience.

Should you have questions at any time, please call me. Thanks again for the opportunity to assist you.

Sincerely,

[signature]
Erin Stone

Mike Mason
866-236-0621
John Tyler
702 407 2300
Yeah!
JAB

According to D R Horton, I'm APPROVED early in January on the 5th! Great!

Wait a minute...PRELIMINARILY approved on January 30th?!?

I failed to get final loan approval?!? I told them on THIS SAME DATE, February 12th that even though DHI approved my loan that I wanted to fund with outside lender -Wells Fargo............ ohhhh, now I get it.

I wait a year to get my docs in order and set the judicial wheels in motion. The Division of Mortgage Lending has jurisdiction. Lets start investigating this federal predatory lending!

I waited over six months for a reply from the Division. When I called to inquire about the status of the investigation, I was told that there was a "finding of no violation." Immediately thereafter, I subpoenaed a written answer, AS PER NEVADA LAW, demanding why my fraud was not investigated.

My subpoena forwarded to federal agencies and over 500 other D R Horton consumers locally (in the cc).....

The Deputy Commissioner got the subpoena but claims that the Division of Mortgage Lending doesnt have jurisdiction over DHI Mortgage company.....really!?!...turn to the next page.

USC Title 18, Section 1513 makes it a crime to interfere, harass or otherwise retaliate against federal whistleblowers when those individuals supply truthful information to government authorities regarding commissions of crime including fraud. Keep your recounts accurate, list your state and development, and you can even name names.

Please email to missudpat@yahoo.com your brief story and include details of the financial impact that D R Horton [DHI] has had on your family. Explain your thoughts about your relative bargaining strength as compared to DHI's. Also, if you have tried to redress your grievances either through regulatory agencies or the courts, what success have you had and how much money and effort was spent?

The racketeering activities that D R Horton [DHI] has been involved in are listed at www.drhortonsucks.info but more simply outlined as follows:
Predatory lending and mortgage fraud -bait and switch loan terms are changed to benefit DHI shortly before closing. In example, consumers are promised a low affordable fixed rate at or before contract signing, and then learn at closing that they qualified for an unaffordable high rate ARM with excessive closing fees.
Construction defects -which DHI refuses to repair. Some defects are as severe as cracked slabs/foundations, negative draining, framing settling, broken trusses, hazardous electrical systems, improperly pitched plumbing etc.
Warranty misrepresentation -DHI promises to comprehensively warrant repairs to the home for one year yet seldom follows through with your punch list. At best, DHI sends inexperienced journeymen to make matters worse.
Misrepresentations -Components such as windows and cabinets are substituted with lesser quality units at DHI's discretion. Fraudulent premiums are charged for lots which DHI claims have enhanced value because neighboring parcels' zoning will be maintained long term to benefit the consumer. In example: 1. Development properties sold all the while misrepresenting that the neighboring golf course will remain in operation when it was actually rezoned for condominiums. 2. Lot premiums charged for views onto "virgin land" which unbeknownst to consumers has already been slated for development. 3. Promised "gated" communities which are then later opened to allow access into the next adjoining development.........
Sub contractor and employee *salary or commission withholding* -progress or final payments withheld without good reason or earned commissions not paid.

The above can also be corroborated by visiting other third party sites such as
http://www.consumeraffairs.com/housing/dr_horton.html or
http://www.topix.com/forum/com/dhi/TKBU84Q560LDBJO59
http://www.ripoffreport.com/searchresults.asp?q5=DR%20Horton&q1=ALL&q4=&q6=&q3=&q2=&q7=&searchtype=0&submit2=Search%21&Search=Search


WebSite

Home Engineering -Keeping Builders in Check

Home

Predatory Lending

Deceptive Business

Construction Defects

Warranty Fraud

Where Quality Counts and Honesty Matters

I CAN'T BE MORE EMPHATIC..........IF YOU BUY FROM D R HORTON YOU WILL LIKELY BE DEFRAUDED. D R Horton is a RICO operating company. The FBI and various stat developers, DHI included. http://edition.cnn.com/2008/US/01/29/fbi.mortgage.fraud/ A major investment group, CtW has even demanded accountability. http://www.donaldtoi already discovered and officially documented are predatory lending, antitrust, tampering with a federal informant, mail fraud and tax evasion. Official documents of these crir

On January 30, 2008, it was demanded that CEO Tomnitz and Chairman Horton step down at the January 31, 2008 shareholder meeting. Each of these criminals had personal mortgage fraud case which detailed their nationwide fraud, 07-2625 JL. http://donaldtomnitzisacrook.info/Demand_on_Board.html Since this official federal notice, dozens/hi who have contacted me from Nevada, Illinois, Oklahoma, Virginia and California. Additional information, even including arson, has been compiled and will be posted here shc

Class actions are now being formed nationwide in the areas of mortgage fraud/predatory lending, construction defect/lack of warranty, and SEC derivative suits. Contact mis

There is a standing $5000 reward for additional insider information leading to the criminal conviction of D R Horton officers and executives. Contact me at missudpat@yahoo

'THE MENU' of 14 below listed web sites, descriptions and hyperlinks are for real and not exaggerated. Everything is supported with scanned documentation and/or embedde documents and will exceed 500/300 respectively with new information yet to be uploaded:

'THE MENU:'


SOLD

If I were to download all of the dissatisfaction to this web site, it would crash. There may not be enough memory on the web to list it all. For at least an additional 40 pages of

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http://www.hadd.com/process_datasearch.phphttp://www.hobb.org/index.php?option=com_content&task=blogcategory&id=64&Itemid=295http://www.city-data.com/forum/so builder.htmlhttp://www.ripoffreport.com/reports/0/140/RipOff0140840.htmhttp://www.topix.com/forum/business/construction/TKBU84Q560LDBJO59#commentshttp://www.con conspiracy to defraud extending to upper management throughout the regions of Nevada and Northern California, D R Horton's once "hottest market" (A dozen scans)http://v including Nevada, Pennsylvania, Texas, Virginia and Florida (A dozen scans)http://www.drhortonfraud.com, D R Horton correspondence with and corruption of a Nevada offic by three legal teams in attempted cover up of predatory lending (50 scanned official documents) http://www.drhortoncouldhavekilledme.com, eight documented instances of I http://www.drhortonsucks.info, 4-500 consumer testimonials regarding mortgage fraud, defects and warranty misrepresentations as recently as October 2007 (100's of consu http://www.donaldtomnitzisacrook.com, massive tax evasion in Pennsylvania, and coercion of the whistle blowers (A dozen scans) http://www.donaldtomnitzisacrook.info, re fraud has been rampant at the company for years (A dozen scans, over three dozen certified mail labels)http://www.drhortonhomelemon.com, predatory lending, construction development dozens of intended scans) http://www.drhortonhomelemon.info, quality and warranty misrepresentations and double talk (Half dozen scans)http://www.drhorton developments near carcinogenic EMF and chemicals thereby risking consumers' health (half dozen scans)http://www.drhortonhomeofhorrors.info, coercion of seniors and ot ruin and intimidate (half dozen scans)http://www.drhortonhomesstink.com, D R Horton practice of shafting its own employees, who then turn and become inside informants (http://www.drhortonhomesstink.info, land misrepresentations and major construction defects nationwide (Still under development dozens of intended scans)

The very short list of recently filed cases across the nation is as follows:

Nevada State Court Case 05-A-503121-C, Fraud and deceptive business practices; California State Case RIC369796, Fraud and deceptive business practices; California Federal Case 07 Federal Court Case 07-cv-61030-WJZ, Fraud, Truth in Lending violation; Georgia, Federal Court Case 07-cv-00081-bae-grs, RESPA violation; Virginia, Federal Court Case 07-cv-00770-J

CtW INVESTMENT GROUP CALLS ON D R HORTON TO ADDRESS COMPLIANCE FAILURES: Institutional investor CtW, with $1.4T in securities has demanded that the Board manage their currently in house predatory mortgage lending arm, DHI Mortgage. http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Boa investment community is realizing that the cat is out of the bag. We are now in a free for all for shareholder derivative suits and putative class actions which even name indivi

Regarding Predatory Lending: D R Horton has admitted to a 96% captive capture rate of writing mortgages for its home building operations where 70% is already considered an antitrust vi violated RESPA by tying its mortgage lending operations to home sales. In Nevada, case # 05 A 503121C on August 31, 2007, the jury in Steven Betsinger v. D R Horton Inc, DHI Mortga entities had committed deceptive trade practices. The jury further found that DHI Mortgage and Daniel Callahan had committed fraud. In the Northern District of California, a similar Federa same deceptive trade practices and bait and switch tactics regarding DHI mortgage services. The 200 consumer declarations within are gathered from at least 13 states across the countr

Where land misrepresentations are concerned, In South Carolina, state case # 06 CP 071658, residents of a D R Horton community have been silenced by the court becuase they proteste operation until 2010 by D R Horton. After purchase, the golf course was essentially rezoned and the construction of 250 homes was begun. In an internal email by D R Horton, a local ele case # 369796 residents had not been told that the adjoining open hills would be developed within months of their purchase and that other adjoining land was used for military/industrial pu housing. In Nevada, the Sunridge Heights and Manor communities were guaranteed by D R Horton that the 'wash' behind their homes would not be developed. Owners paid about $100,(rezoned, and hundreds of additional units are under construction. Contact Congressman JonPortermail@mail.house.gov , He has been apprised of this fraud for over two years now. In ne their quiet private streets by D R Horton which then subsequently used them to service the next larger neighboring communities.

Where Federal Title 18, threatening and tampering with informants are concerned, a retirement community in Pennsylvania has been threatened into near silence by D R Horton after their Texas, vocal retirees Fogal and Corrente have been threatened into near silence for recounting their stories which are available by searching their names at www.HOBB.org. These two al state whereby the TRCC, a regulatory commission meant to protect consumers from fraudulent builders, has had seats appointed to builder friendly officials with direct ties to the builders t for the state's labor board was targeted in a murder conspiracy when he started gathering too much information regarding a Federal probe into tax evasion by the corporation's substantial online/stories/021704/met_14837472.shtml In California the author of this site has experienced 8 distinct and proven retaliatory actions by D R Horton, the last involving an explosive, the :

Attention Attorneys General: If you need inside information I have contacts for over a dozen defectors. They have the inside on how D R Horton deceptively does business ACROSS THE division by manipulating locked interest rates, inflating closing costs, not crediting incentives and discounts and the like...... Even more insiders regarding corner and cost cutting in constru Horton's bottom line and shareholder expectations.

THE 400 D R HORTON CONSUMER TESTIMONIALS CONTAINED WITHIN ARE FOR REAL.... 100 MORE HAVE BEEN GATHERED BUT NOT YET UF INFORMATION ARE DAUNTING SO READ THE BOLD HIGHLIGHTS. The reason that I have not been sued is that D R Horton is avoiding the c further revealed. Horton has however taken other actions.....

When you search for 'd r horton,' on the first two pages you will find sources such as consumeraffairs, topix, citydata...which corroborate this site. Link to those and then to further third par sources will recount stories of depleted savings, college funds, 401k's; sleeplessness, stress and anxiety; toxic mold and electrical fires; ruined careers and families; bankruptcy and financ criminals complete with their very own damning internal emails are displayed at www.drhortoncouldhavekilledme.com . Business Week has printed four articles in its early August '07 issu mortgage melt down frauds are listed on the next 'page,' under the predatory lending tab.

RACKETEERING: An organized conspiracy to commit or attempt the crime of coercion. COERCION: Compelling by threat. RICO more acts, 3.constituting a pattern, 4.of 'racketeering' activity, 5.directly participates in, 6.an 'enterprise,' 7.the activities of which MIND AS YOU READ THE WITHIN....400!!!.... VERY SIMILAR CONSUMER TESTIMONIALS -THIS IS NO JOKE.

Attention shareholders: RESPONSE TO THIS SITE HAS BEEN INCREDIBLE. THE MOST CONSERVATIVE ESTIMATES PUTS THE VALUE OF PREVENTED FRAUDULENT NET SA CONSUMERS! This site will remain in operation until all board room originated criminal activities cease and consumers are meaningfully protected.

DHI has been trading in a sideways pattern for the past three months. The stock is falling today after Jim Cramer put out a fairly negative quote on the company's future. Cran seriously questioning whether or not the company would be able to "make it". Technical indicators for DHI are bearish and steady, while S&P gives the stock a negative 2 ST/

Homebuilder 101
Homebuilders? Yeah, that's right, it's been a while since you've thought about these guys since the hedge funds and banks have taken over the headlines. But the homebuilders are still ou floridabuilder shares his thoughts about what cash flow means to the major homebuilders. Though he thinks that KB Home and NVR may be on solid footing, he thinks that some of the m at serious liquidity issues.

Its sad but true, the crimes committed by "America's Builder" haven't been seen since ENRON. D R Horton's own documents make the case, some of which are posted here and th Lending, Antitrust and even Coercion by the nation's largest builder D R Horton and wholly owned affiliate DHI Mortgage! **Within these pages you will find 400 consumer testimonials** seat to organization of class actions. Verification of the testimonials by 4 business week articles include the following:

D.R. Horton sued for lending practices, By Matt Slagle

www.businessweek.com/ap/financialnews/D8QTNRJ01.htm

D.R. Horton Inc., **one of the nation's largest homebuilders, is being sued by a one-time customer who says he was forced to use the company's af** filing. The lawsuit charges the homebuilder with **violating the Real Estate Settlement Procedures Act**, according to a filing with the Securities and Exchar Southern District of Georgia, [and May 2007 complaint, filed in U.S. District Court, Northern District of California], **says the homebuilder required that hom** discounts and incentives......yada, yada, yada.........*click the above link for the complete story, or read the hundreds of testimonials at this site- your choice*

DRHortonsucks.info is one of five interlinked sites designed to provide **a central clearinghouse of information** which is available to and **monitored by** law enforcement such as the Fe respective enforcement agencies such as divisions of banking, antitrust, lending and consumer protections; the 535 members in **both houses of Congress; Wall Street** sector analysts a **Private and class action attorneys** filing suits on behalf of defrauded consumers; **Syndicated national print and broadcast media.**

As before, if the following pages crash from too much data input, additional but less updated information can be viewed at **drhortonconfidential.com.** At 'confidential' you will also find the **DO NOTHING** which has instead required private citizens to protect American immigrants, retirees and the underprivileged -who by the way and coincidentally, haven't enough expendabl **President has finally acknowledged the predatory lending rampant across the nation which has been perfected with near scientific precision by D R Horton.**

Receipt of notification of the fraud by many of the above entities is absolutely verified by certified U.S. government mail and can be viewed at www.drhortonconfidential.com and including Donald Horton and Donald Tomnitz to enforce D R Horton's rights and to prevent further nationwide fraud is also verified by USPS records and the dozens of ca these documents at www.drhortonfraud.com

Please send your comments to my email account at missudpat@yahoo.com to add to the over 500 consumers already found to inform and warn **capability at this site is still under development. Please post your blog at an affiliate's site and browse while there:www.NewHomeBuildersNewsB**

Please keep your comments to truthful recounts of your experiences. YOU ARE PROTECTED by the following Federal Laws:

Title 18, U.S. Code, Section 1512, Tampering with an informant, sub part c: "Whosver intentionally harasses another person and thereby hinders, prevents, or dissuades any States, the commission or possible commission of a Federal offense...or attempts to do so, shall be fined not more than $25,000.00 or imprisoned not more than one year, or

Title 18, U.S. Code, Section 1513, Retaliating against an informant, sub part e: "Whoever knowingly, with the intent to retaliate, takes any action harmful to any person, for pro commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both."Please feel free to inform your Fede transgressions and schemes that you may have been a victim of.

An example of D R Horton Compassion:

Family has not heard from D. R. Horton: "Jackie Mull, Sarah Anne Walker's younger sister, said Tuesday that it's been more than a week since her sister was stabbed to death Horton, Sarah's employer, has tried to contact or return any phone calls to her immediate family. 'They have not offered any condolences to any of [Sarah's] family members,' have not called her brother and they have not called me.' .....The Mulls were making funeral arrangements at the time and wanted to know if they would be releasing her comn the company told her they would not be paying those commissions. 'They told us Sarah was no longer an employee of D.R. Horton, and we are not paying any commissions a should have paid for it (the funeral) and be darn glad to do that.' 'I feel like they should have stepped up immediately covering costs and do what they can for the family...This cost?'"... [The answer is: Its not about decency, at Horton its about the bottom line.] http://newhomebuildersnewsblog.com/

Additional exposees in Business Week articles:

http://www.businessweek.com/magazine/content/07_33/b4046601.htm

http://www.businessweek.com/magazine/content/07_33/b4046605.htm

http://images.businessweek.com/ss/07/08/0802_gripe/index_01.htm

http://www.businessweek.com/magazine/content/07_33/b4046608.htm
The named defendants, Donald Tomnitz and Donald Horton have opted not to answer substantive questions regarding the myriad frauds, but have instead i have guaranteed that this site prominently remains in operation to prevent future consumer fraud, which in turn severely injures the D R Horton Corporation. notified by fax of recent ongoing predatory lending schemes receieved from consumers visiting this site. The frauds are detailed and will be updated at this s recounted stories. **IF YOU ARE A VICTIM, CONTACT ME AND YOUR STATE'S ATTORNEY GENERAL.**

Why can't I been sued for libel/defamation? -Because the truth hurts:

Section 45a of the California Civil Code provides protection for a privileged publication or broadcast made in any: (b) (2) judicial proceeding; (d) (1) By a fair proceeding; (e) (2) By a fair and true report if the publication of the matter complained of was for the public benefit.

Because of the value of public comment on newsworthy events, the First Amendment requires that in order to establish defamation, 'defamed' individuals m malice. Actual malice generally refers to statements made with knowledge of their falsity or in reckless disregard for whether they were false or not.

CEO DONALD TOMNITZ AND THE DR HORTON BOARD ARE CROOKS AND HAVE KNOWN ABOUT THE FEDERAL PREDATORY LENDING FOR YEARS.......... Now will you sue m

Please visit the links below for further details. This 5th of five web sites is still under development. Email me and send your comments and grievan missudpat@yahoo.com in your mail server window.

drhortonfraud.com
homeengineering.com
hortoninjuries
drhortonconfidential.com
HADD
HOBB